6/27

02042256

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hannover Re

*CURRENT ADDRESS

PROCESSED
JUL 15 2002 P
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4627 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE* : 7/1/02

# Annual REPORT 2001



Net loss avoided despite heaviest burden in history of insurance industry

Result excluding terrorist attacks on target

Gross written premiums + 38%

Financial reinsurance + 100%

Program business + 25%

Property and casualty reinsurance + 46%

Life and health reinsurance + 13%

Capital measures ensure profitable new business



hannover re

| Figures in EUR million | 2001 | +/- previous year | 2000 | 1999 |
|---|---|---|---|---|
| Gross written premiums | 11 507.5 | 38.3% | 8 320.5 | 6 706.3 |
| Net premiums earned | 6 496.1 | 24.7% | 5 210.2 | 4 179.9 |
| Net underwriting result | (878.2) | 95.5% | (449.2) | (394.7) |
| Net investment income | 945.7 | 8.9% | 868.7 | 828.2 |
| Profit or loss on ordinary activities | 67.5 | (83.9%) | 419.5 | 433.4 |
| Net income | 11.1 | (97.0%) | 364.9 | 201.6 |
| Investments | 12 127.2 | 18.9% | 10 200.5 | 9 855.1 |
| Total Stockholders' equity | 1 672.0 | 6.3% | 1 573.4 | 1 235.7 |
| Net underwriting provisions | 16 984.7 | 31.1% | 12 953.3 | 10 703.1 |
| Present value of future profits (life/health) | 1 048.0 | 19.9% | 874.0 | 609.0 |
| Earnings per share (diluted) in EUR | 0.34 | (97.3%) | 12.38 | 6.86 |
| Dividend in EUR million | – | – | 100.0 | 71.5 |
| Dividend per share in EUR | – | – | 3.64 | 2.91 |
| Return on equity (after tax) | 0.7% | | 26.0% | 17.1% |
| Retention | 61.7% | | 63.7% | 62.0% |
| Loss ratio* | 99.4% | | 90.1% | 83.3% |
| Expense ratio* | 16.3% | | 18.7% | 25.0% |
| Combined ratio* | 115.7% | | 108.8% | 108.3% |

* *excluding life and health reinsurance and on the basis of net premiums earned*

The 2001 Annual Report of Hannover Re Group can also be obtained in German (printed version). Furthermore, the report is published in German, English, Spanish and French as PDF-format for downloading in the internet.

We are pleased to provide you also with the individual Annual Report of Hannover Rückversicherungs-AG in German or English.

If you wish to receive any of these versions, please contact our Investor Relations/Public Relations department on:
Tel. +49/511/5604-1501
Fax +49/511/5604-1648
or order at www.hannover-re.com
"Media Centre – Publications".

# CONTENTS

Dear shareholders, Ladies and Gentlemen,



For six years in succession I have been able to report record results in this letter. However, with the occurrence of the largest loss in the history of the insurance industry – the terrorist attacks of 11 September 2001 in the USA – your company has been affected by an event which severely impacted the 2001 result. As one of the leading reinsurers in the international aviation business and with a large proportion of our business stemming from the US market, the strains associated with this act of terrorist vandalism substantially exceed the maximum burden previously considered possible in our very large loss scenarios. Thanks to the strategy of diversification initiated some years ago we were nevertheless able – in contrast to the majority of our competitors – to avoid a balance sheet deficit and even generated a modest net income for the year of EUR 11.1 million. For the first time, however, we are not in a position to propose the distribution of a dividend to the Annual General Meeting.

Overall, then, I take pride in the fact that we managed to absorb an event of such unimaginable dimensions without having to fall back on our capital and reserves. Consequently, even in the wake of 11 September we were able to maintain very good ratings from the agencies Standard & Poor's and A.M. Best. This achievement sets us apart from many of our competitors and gives us a substantial competitive advantage – especially on the property and casualty reinsurance market, where more than ever before the key criteria are security and optimal capital resources. Our goal is to exploit this competitive edge – which offers very strong earnings prospects in the present pronounced market upswing – to the absolute maximum in the interest of our shareholders. As things currently stand, we shall be able to bounce back in the future to the accustomed high level of profitability of the past years and once again pay an attractive dividend.

Despite the losses associated with the terrorist attacks, our portfolio continued to record gratifying growth in the year just-ended. For the first time the gross premium income generated by your company surpassed EUR 10 billion – by a comfortable margin. Following the unattractive market cycle in property and casualty reinsurance in the years up to 2000 which we described in several previous annual reports, a significant market recovery set in during the first half-year; this was given considerable added impetus subsequent to 11 September. We optimally exploited the opportunities presented by this trend, and our growth in profitable submarkets was well in excess of the market average.

We also vigorously expanded our other business segments. Particularly gratifying growth was achieved in program business. Inter Hannover – a UK subsidiary charged with developing program business in Europe – established its position in a remarkable fashion. The premium volume written by this company rose by 74%. Even at this early stage after launching this business in Europe, we feel vindicated in our conviction that the USA is not the only market where program business can be successfully transacted.

As is to be expected in view of the events that occurred in the year under review, the quality of results in our business segments varied. It was only the good performance of life and health and financial reinsurance as well as program business which enabled your company to show a break–even result in the 2001 financial year.

Life and health reinsurance gave a further substantial boost to the earnings before tax. In this segment it is also important to bear in mind the increase in the present value of future profits on the portfolio of in–force business – a factor which is not reflected in the consolidated statement of income. Following unsatisfactory results in the previous year, program business generated a positive result in the year under review, thereby helping to offset the losses in property and casualty reinsurance. Furthermore, financial reinsurance – our most highly profitable business segment – was able in 2001 to improve on the already high operating profit of the previous year.

On the financial markets 2001 was a difficult year. Stock markets, which appeared to have bottomed out in the previous year, showed only modest gains in the first half of the year. Movements on bond markets were influenced by the lowered base rates set by central banks. Given this already difficult climate, the stock market collapse after 11 September came as a particularly heavy blow. Although our net investment income showed another overall increase, this was entirely attributable to the growth in our investment portfolio and the associated rise in ordinary income.

The performance of our company's share in the period until early September can be described as relatively satisfactory. Only as it became caught up in the wake of 11 September did the share lose value on a massive scale, falling to EUR 38.51 on 21 September – its lowest point since mid–1997. Although it had recovered some ground by year-end, the share price failed to climb back to its pre-September 11 level. In the months that followed we conducted an intensive information campaign aimed at strengthening confidence in our share and restoring its value. Only during the early months of the current year have these efforts met with appreciable success, as by further stepping up our Investor Relations activities – not only in traditional markets but also in new regions such as Scandinavia, the Benelux countries and Asia – we have been able to stimulate demand for our share.

In our business, as in so many others, there is often a fine line between light and shade. 2001 was for the most part spent in the shade; nevertheless, I can report on the remarkably favourable outcome of the renewal of a large portion of our property and casualty reinsurance portfolio as at 1 January 2002. The events of 11 September and their repercussions on conditions and rates, combined with the general trend towards hardening markets even before the terrorist attacks, have created extraordinarily promising business prospects. Assuming that the major loss experience and capital markets develop within normal bounds, we expect to recoup the losses of 11 September within at most 3 years. Since we were quick to recognise the new market opportunities, we already took steps in the fourth quarter of the year under review to strongly expand our acceptances in property and casualty reinsurance. In addition to increasing the profitability of our portfolio, we substantially enlarged our market share in the most important market segments.

In order to give you some insight into the current prospects for property and casualty reinsurance at this point in time, I would like to take a moment to discuss certain market movements in greater depth:

In the current year we shall be able to almost triple our premium volume in aviation business – an area where we suffered heavy losses in the year under review. While this growth is in part due to the expansion of our portfolio, it derives first and foremost – and this is most gratifying – from premium increases under existing business relationships where the scope of coverage is in every respect limited. We now reinsure risks which hitherto have been included in insurance coverage at no extra premium – for example losses caused by terrorism – only on a separate basis and at adequate premium rates.

In the London Market, which was also heavily impacted outside the aviation line of business and where we rank as one of the market leaders, we shall succeed in doubling our premium volume in the current year. In our largest market – North America – we similarly expect to increase our premium income by more than 70% in 2002. We are well-placed here for the first time in some years to considerably improve the profitability of our business.

Summing up, I would like to reiterate that your company derived the maximum benefit from the strong market upturn during the renewal season for 2002; it improved its market share and hence also its position in the global market, and – most notably – it enhanced the profitability of its business. Assuming that the loss experience and capital markets develop along normal lines, this should enable us in the current financial year to build on the previous year's performance and thus achieve a very good result.

On behalf of my fellow members of the Executive Board and myself, I would like to thank you, our shareholders, for your confidence in Hannover Re. I can assure you that we shall live up to your trust; we shall do everything in our power to bring about a lasting increase in the value of your company and thereby establish a solid foundation for the favourable performance of your investment.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

## Supervisory Board (Aufsichtsrat)

| | |
|---|---|
| Wolf-Dieter Baumgartl<br>Hannover<br>Chairman | Chairman of the Executive Board<br>of HDI Haftpflichtverband der<br>Deutschen Industrie V.a.G. |
| Dr. Paul Wieandt<br>Hof/Saale<br>Deputy Chairman | Chairman of the Executive Board<br>of SchmidtBank GmbH & Co. KGaA |
| Karola Böhme<br>Barsinghausen* | |
| Dr. Horst Dietz<br>Singapore | Region Manager North and Southeast Asia<br>of ABB Asea Brown Boveri AG |
| Karl Heinz Midunsky<br>Munich | Corporate Vice President and Treasurer<br>of Siemens AG |
| Dr. Erwin Möller<br>Hannover | Member of the Executive Board<br>of HDI Haftpflichtverband der<br>Deutschen Industrie V.a.G. |
| Ass. jur. Otto Müller<br>Hannover* | |
| Ass. jur. Renate Schaper-Stewart<br>Lehrte* | |
| Dr. Klaus Sturany<br>Essen | Member of the Executive Board<br>of RWE Aktiengesellschaft |

*Staff representative

Details of memberships of legally required supervisory boards and comparable control boards at other domestic and foreign business entreprises are contained in the report devoted to the parent company.

## *Executive Board (Vorstand)*

| | |
|---|---|
| Wilhelm Zeller<br>Burgwedel<br>Chairman | Program Business; Planning/Controlling, Investor Relations, Public Relations, Internal Auditing, Underwriting Service and Controlling; Corporate Development; Human Resources |
| Dr. Wolf Becke<br>Hannover | Life and Health Reinsurance worldwide |
| Jürgen Gräber<br>Ronnenberg | Coordination of entire Non-life Reinsurance; Treaty Business of Property and Casualty Reinsurance North America and English-speaking Africa, Credit and Bonds worldwide; Financial Reinsurance worldwide |
| Herbert K. Haas<br>Burgwedel<br>(until 31 January 2002) | Finance and Accounting, Asset Management; Information Technology; Facility Management |
| Dr. Andreas-Peter Hecker<br>Hannover<br>Deputy Chairman<br>(until 31 August 2001) | |
| Dr. Michael Pickel<br>Gehrden<br>(from 1 January 2002 full member) | Treaty business of Property and Casualty Reinsurance Germany, Austria, Switzerland and Italy; non-life reinsurance of the HDI Group, Retrocessions; Claims Management; Legal Department |
| Dr. Detlef Steiner<br>Hannover<br>(until 31 August 2001) | |
| André Arrago<br>Hannover<br>Deputy Member<br>(from 1 September 2001) | Treaty business of Property and Casualty Reinsurance European Romance, Latin American and Arab Countries, Northern and Eastern Europe, Asia and Australasia |
| Dr. Elke König<br>Hannover<br>Deputy Member<br>(from 1 January 2002) | Finance and Accounting, Asset Management; Information Technology; Facility Management |
| Ulrich Wallin<br>Hannover<br>Deputy Member<br>(from 1 September 2001) | Specialty division (worldwide facultative business, worldwide treaty and facultative business Marine, Aviation and Space); Treaty business of Property and Casualty Reinsurance Great Britain and Ireland |



From left to right:

Dr. Michael Pickel
André Arrago
Jürgen Gräber
Wilhelm Zeller
Dr. Elke König
Ulrich Wallin
Dr. Wolf Becke



## *2001 was one of the most difficult years in stock market history ...*

*Total market value of listed stocks eroded on an unprecedented scale in the year under review*

On the world's capital markets 2001 will go down as one of the most difficult years in stock market history. With equity markets continuing the downward slide which had begun in March 2000, the worst "bear market" since the first oil crisis almost 30 years ago eroded the total market value of listed stocks on a hitherto unprecedented scale.

All the leading indices entered the new year in 2001 on an upbeat note with prospects of an impending recovery on the equity markets. This hope, however, failed to be fulfilled. Although falling capital market rates coupled with taxation and pension reforms in Europe created a favourable general climate, companies were repeatedly compelled to adjust their profit expectations downwards. With increasingly gloomy economic data emerging from the USA and many investors turning away from the stock market, equity prices embarked on a downward slide of sometimes dramatic proportions. This trend was further exacerbated by the 11 September terrorist attacks on New York and Washington. The resulting sell-out on the equity markets left no industry unscathed, although traditionally defensive sectors were less severely impacted.

Yet the stock markets were relatively quick to recover from this panic reaction. By the beginning of October the Dax had already climbed back to its early September level of 4,500 points. In December, however, the Enron bankruptcy began to cast a cloud over the market. This latest wave of bad news further eroded investor confidence and generated discussion of more transparent accounting methods on an international level.

All leading indices lost ground heavily in the year under review. At their lowest point on 21 September 2001 the Dax, Euro-Stoxx and CDax for insurance stocks had shed almost 40% of their value relative to the beginning of the year, and at year-end they closed down by around 20%. By contrast, the MDax (in which the HNR share is listed) performed relatively favourably, posting a temporary decline of 24% and closing the year down by just 8%.

## *... and insurance stocks were particularly hard hit*

*Losses from terrorist attacks recouped by November 2001*

Insurance stocks were softening as 2001 got under way. Despite the favourable climate created for insurers and reinsurers by taxation reform and the so-called "Riester" pension scheme, the prevailing negative trend reached its lowest point with the terrorist attacks in September. Along with the airline and transportation industry, the insurance sector was particularly hard hit by the repercussions on the stock markets. Uncertainty about the true amount of the insured loss and fears of further attacks on a similar scale fundamentally shattered confidence in the stability of the industry. Insurers reacted by excluding terrorism risks from standard insurance policies. This measure, coupled with the initial loss estimates published by the reinsurers, helped to win back lost investor confidence. Indeed, investors took the now very favourably priced (re-)insurance equities back into their portfolios. Many of the stocks – principally the top-rated heavyweights – then recovered within a short time, and by November 2001 they had completely made good the ground lost directly in the wake of 11 September, although the price level of the first half-year remained out of reach.

### *The Hannover Re share fell disproportionately in value ...*

The performance of our share was volatile over the course of the year. Benefiting from tax reform and the launch of the "Riester" pension, it entered the new year on a bright note at EUR 93 and outperformed the leading benchmark indices. In late January it even broke through the triple-digit mark, posting its high for the year of EUR 103.70 on 1 February 2001. Only towards the end of the first quarter did a negative undercurrent begin to take hold of the capital markets. However, by the middle of the year our share had again succeeded in breaking free. Reaching EUR 95, it even surpassed its initial price at the beginning of the year anew. Our share was disproportionately hard hit by the terrorist attacks of 11 September in the USA, not least due to the small free float, and within ten days it had lost more than half of its market value. On 21 September 2001, it fell to EUR 38.51 in intraday trading, its lowest point since mid-1997. Compared to the heavyweights of the leading indices our share was slow to recover and by year-end it still fell short of its starting price in 2001. Nevertheless, through our proactive, intensive and transparent communication in response to the events of 11 September and due to the favourable outlook for the future development of our business, we succeeded in restoring investor confidence in our share. It closed the year down 27% at EUR 67.80, a performance which approximately reflected the development of the Dax and CDax benchmark indices.

*All-year high of our share: EUR 103.70*

*Share development since 1994*



in %
400
350
300
250
200
150
100
50
0
November 1994
February 1995
May 1995
August 1995
November 1995
February 1996
May 1996
August 1996
November 1996
February 1997
May 1997
August 1997
November 1997
February 1998
May 1998
August 1998
November 1998
February 1999
May 1999
August 1999
November 1999
February 2000
May 2000
August 2000
November 2000
February 2001
May 2001
August 2001
November 2001
February 2002
March 2002
Hannover Re
Dax
CDax-insurance stocks
MDax

We do not consider the standard stock indices to be representative yardsticks for measuring the performance of our share; instead, we refer to the unweighted "Reactions" World Reinsurance Index, which combines all listed reinsurers worldwide. Our goal is to achieve an increase in the share price which on a 3-year moving average surpasses the performance of this benchmark. While over the past three years the Hannover Re share outperformed global reinsurance stocks almost without exception, it showed a greater decline and slower recovery in the wake of the 11 September terrorist attacks. Closer examination of our share's development in the period until the end of March 2002, however, clearly reveals its potential: although our share began to move upwards at a later point in time, its continuity sets it apart from the World Reinsurance Index. Already by the end of March 2002 the Hannover Re share showed only a difference of 2% compared to the World Reinsurance Index and it gained 24% since the turn of the year.

*The Hannover Re share in comparison with the unweighted "Reactions" World Reinsurance Index*


in %
130
120
110
100
90
80
70
60
50
04.01.1999
05.02.1999
05.03.1999
01.04.1999
30.04.1999
28.05.1999
25.06.1999
23.07.1999
20.08.1999
17.09.1999
15.10.1999
12.11.1999
10.12.1999
07.01.2000
04.02.2000
03.03.2000
31.03.2000
28.04.2000
26.05.2000
23.06.2000
21.07.2000
18.08.2000
15.09.2000
13.10.2000
10.11.2000
08.12.2000
05.01.2001
02.02.2001
02.03.2001
30.03.2001
27.04.2001
25.05.2001
22.06.2001
20.07.2001
17.08.2001
14.09.2001
12.10.2001
09.11.2001
07.12.2001
04.01.2002
01.02.2002
01.03.2002
28.03.2002
Hannover Re share
World reinsurance index

## *... but appears capable of realising its potential in the new year*

*Our share's upward trend continues*

Particularly after recent events on the capital markets, we see further considerable scope for our share to develop favourably. Of course we cannot influence dramatic economic events and fundamental trends on the stock markets. Yet a clear strategy combined with the publication and achievement of our key return-on-equity parameters as well as transparency with regard to our expectations for 2002 establish the necessary conditions for realising the potential of our share.

We use a system of management ratios to steer and document the growth in our company's value. The earnings per share constitutes a central management ratio and performance indicator. Our strategic objective is to increase this figure by a double-digit percentage margin each year. The record shows that we have consistently achieved and even surpassed this goal. Only in the year under review – as an exception to this general pattern – were we unable to meet our target due to the losses associated with the terrorist attacks. While we had forecast earnings per share for the year under review of EUR 7.76 prior to 11 September, we were obliged to adjust this figure as at year-end to EUR 0.34. The current financial year, however, offers us an extraordinarily promising market environment. It is our assumption that we shall be able to recoup the losses stemming from the terrorist attacks within the next three years. For the current year, therefore, our goal is not merely to show a 10% higher year-on-year profit based on the result in 2000, but to comfortably surpass this target figure.

Furthermore, we have consistently demonstrated over the years our ability to sensibly and profitably deploy the capital made available to us. In this respect, our strategic objective is to generate a minimum return on equity of 750 basis points in excess of the average 5-year yield on 10-year government bonds. We were compelled to reduce our targeted rate of return on invested capital of 12.6% substantially for the year under review in the wake of 11 September. Given the excellent business prospects in the current year, we are confident that – assuming normal circumstances regarding major claims occurrences and in the capital markets – we shall once again be able to generate a substantially above-average return on equity.

*Losses from the terrorist attacks will be offset in the coming years*

***Earnings per share***



in EUR
12
10
8
6
4
2
0
1994[1]
1995[1]
1996[1]
1997[1]
1998[2]
1999[2]
2000[2]
2001[2]


| | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 |
|---|---|---|---|---|---|---|---|---|
| Target | | 1.88 | 2.67 | 3.03 | 3.44 | 6.41 | 7.05 | 7.76 |
| Actual | 1.71 | 2.43 | 2.75 | 3.13 | 5.83 | 6.86 | 12.38 | 0.34 |

[1] DVFA – revised calculation method (without adjustment for amortisation of goodwill)
[2] Earnings per share calculated in accordance with US GAAP

We conduct highly efficient asset management so as to safeguard an optimal return on equity. Equity represents the most expensive method of financing our business. In order to efficiently structure our capital requirements and hence ensure the highest possible return on the capital invested by our shareholders, we therefore make use of more cost-effective capital substitutes. These take various forms, including the securitisation of reinsurance risks and their transfer to the capital markets, long-term subordinated debt (hybrid capital) as well as traditional reinsurance and retrocession arrangements.

*Return on equity after tax*


in %
25
20
15
10
5
0

| | 1995[1] | 1996[1] | 1997[1] | 1998[2] | 1999[2] | 2000[2] | 2001[2] |
|---|---|---|---|---|---|---|---|
| Target | 14.8% | 14.3% | 13.9% | 13.5% | 13.0% | 13.5% | 12.6% |
| Actual | 18.5% | 16.4% | 15.8% | 16.0% | 17.1% | 26.0% | 0.7% |

[1] German-GAAP basis (HGB)
[2] US GAAP-basis; Target: 750 basis points in excess of the average 5-year yield on 10-year government bonds

## *Our Investor Relations activities: Aimed at consistently generating greater HNR demand than supply*

*Annual analysts' seminar on selected topics*

Bearing in mind that "supply and demand determine the price", we strive to constantly boost awareness of our share in order to generate steadily growing demand. In addition to our participation in numerous investors' fairs and stocks forums organised by various banks and shareholder associations, we attach considerable importance to direct contact with institutional investors. In the year under review, for example, we presented our share at more than 30 individual meetings. These take place both at our home office in Hannover and on international roadshows. In 2001 we also stepped up promotional activities for our share in additional geographical regions. Along with the familiar financial marketplaces of Frankfurt, London and New York, where we are active on a regular basis, we enhanced our presence in France, southern Europe, Scandinavia and the Benelux countries. Not only that, we hold teleconferences with analysts and investors to discuss significant new developments as well as in connection with the release of each quarterly report.

As part of our Investor Relations programme we have also initiated an analysts' seminar, which was held for the first time in 2000 in Hannover. Due to the superb response and heavy demand for this event, the annual organisation of such a seminar covering selected topics in the reinsurance sector now forms part of our standard Investor Relations repertoire. Led by reinsurance specialists from within our company, the seminar is aimed at financial analysts and institutional investors who already have close familiarity with Hannover Re but wish to obtain deeper insights into specialist issues affecting individual business segments. In March 2001 – in conjunction with the AIFA conference (American Association of Insurance and Financial Analysts) in San Diego – we held a seminar on the subject of program business. The event was attended not only by US analysts but also by almost 30 European capital market experts. This year, too, we shall maintain our already well established tradition of analysts' seminars.

Our Investor Relations activities are also closely attuned to our shareholding structure. This orientation has been assisted by the complete changeover to registered shares and the use of a stock ledger.

*Natural persons / corporate entities (as % of free float)*



Corporate entities
63%
Natural persons
37%


The breakdown of the shareholding structure into corporate entities and natural persons of course reveals a predominance of the number of institutional investors. Compared to the previous year, however, the strong growth of almost 10 percentage points among private investors reflects not only the special measures which we have taken to attract this group of investors but also the increasing profile of our share.

We had already begun to practice the internationally recognised standards of corporate governance two years ago; today, we very largely fulfill the major criteria. The adoption of the German Corporate Governance Codex in February 2002 responds to the need to align Germany as a financial centre even more closely with international capital market standards and to improve its appeal by enhancing the applicable regulations and increasing their flexibility. We affirm our commitment to the trend towards a standardisation of corporate management and controlling guidelines which is geared towards responsibility and value enhancement in the interests of shareholders. The goal of the codex is to foster the confidence of international and national investors, clients, employees and the public at large in the management and monitoring of German listed companies.

*Shareholding structure by countries (as % of free float)*



62 other countries
3%
Germany
52%
Luxembourg
3%
Belgium
4%
Switzerland
8%
USA
16%
United Kingdom
14%


In the previous year, for example, we introduced variable remuneration based on the company's performance. One element here is a virtual stock option plan which extends to our managerial staff worldwide. The most important target variable here is the earnings per share, which is defined in advance by the Supervisory Board and the over- or underfulfilment of which determines the number of stock option rights. The development of our share price relative to the unweighted World Reinsurance Index is also taken into account, with superior or inferior performance being treated as a further multiplier for the number of option rights.

It goes without saying that we are also committed to implementing further Corporate Governance requirements. We are currently enhancing our controlling concept by components of an EVA (Economic Value Added) calculation within a VBM (Value Based Management) framework, which is to be used as a basis for managing and measuring the growth in the company's value.

The internet has now evolved into the most up-to-date, quickest and hence one of the most important information tools at the disposal of listed companies. We take full account of this trend through our extensive and constantly updated Investor Relations website. Our annual financial statements are available here in all digital formats, including an interactive HTML report. In addition to our annual report, we also use video clips of our analysts' conferences as well as online teleconferences to convey information. Our Internet site also provides complete data on our share, a description of our business activities and of course an overview of the prospects for our company's development. A further milestone is the establishment of Hannover Re's own Internet service company, which coordinates our Group-wide Internet presence – taking into account all our subsidiaries. We invite you to visit our English-language website at www.hannover-re.com.

## *The opinions of our analysts*

"EUR 1.3bn WTC loss, EUR 400m net, EUR 920m recoverable are all secure: well done, Hannover Re! HNR's retrocession result from the WTC loss shows its excellent capital management. Immediately after September 11 HNR signed highly attractive property and casualty covers especially in aviation and US property, leading us to believe the firm should benefit above market average from the hardening market. With strong growing life and financial reinsurance, HNR owns a highly attractive portfolio".

Michael H. Haid
Sal. Oppenheim, Frankfurt
April 2002

"Recent confirmation of a breakeven profit target for 2001 has helped reassure the market [...] and has boosted Hannover Re's image in terms of underwriting quality".

Thomas Fossard
BNP Paribas, Paris
March 2002

"Overall, Hannover Re can be credited with very good management in the allocation of available capital. Clear targets and transparency are the hallmarks of the system implemented in recent years, and they promote the generation of shareholder value. Good Asset/Liability Management rounds off the management systems and provides additional flexibility".

Dierk Schaffer
WGZ-Bank, Düsseldorf
February 2002

"Due to its anticyclical underwriting policy Hannover Re is likely to profit disproportionately strongly from the turnaround".

Lars Niggeling
Bank Vontobel, Cologne
February 2002

"With the latest outlook for 2002 Hannover Re's management breathed new life into the investment story. In the final analysis the "flight to quality" – a trend which began some time ago – continues unchecked. In other words, in the wake of recent events (and insurance bankruptcies) many market players now prefer to pay a higher premium for a reinsurer with a better rating than ultimately risk the uncertainty of losing insurance protection by paying a lower premium to a more poorly rated reinsurer. This is a trend from which not only the "AAA"-rated insurers but also "AA"-rated providers such as Hannover Re will profit".

Ralph Lutz
HypoVereinsbank, Munich
February 2002

"An unusually bullish walk-through of the renewal season also reflects well on the group's 2002 prospects.".

William Hawkins
Fox-Pitt, Kelton, London
February 2002

"While being just outside of the „bulge bracket" category, Hannover Re has sizeable non-life reinsurance operations with a strong position in certain attractive and defendable niches. Its life reinsurance business is by far the largest among the mid-tier players and its product range can rival that of most industry leaders. Its ART operations have produced spectacular returns in the past, and while we conservatively expect the returns to decline significantly, ART is likely to continue to be a high value generator for the company".

Alex Orloff
Bank of America, London
January 2002

"Capital management is best-in-class and transparency is exemplary. [...] We think the company is well-positioned and is an attractive alternative".

Simon Fößmeier
Bank Julius Bär, Frankfurt
January 2002

"A mark of confidence in the profitability of the business it has written this year, Hannover Re has been quick to show its determination to take full advantage of today's rates conditions".

Frédéric Bourgeois,
Natexis Capital, Paris
January 2002

"On the basis of its well-diversified portfolio the Hannover Re Group can react more swiftly to positive and negative margin trends in individual market segments".

Dirk Krieger, Ulrich Vogel
NORD/LB, Hannover
December 2001

"Its niche strategy makes Hannover Re the most profitable reinsurer in our universe, and in normal years the broadly diversified portfolio serves to smooth results".

Frank Stoffel
WestLB Panmure, Düsseldorf
December 2001

## Share information

| in EUR | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 |
|---|---|---|---|---|---|---|
| Earnings per share (diluted) | 0.34 | 12.38 | 6.86 | 5.83 | 3.13** | 2.75** |
| Dividend per share | – | 2.30 | 2.05 | 1.94 | 1.74 | 1.61 |
| Corporation-tax credit | – | 1.09* | 0.86 | 0.24 | 0.24 | 0.19 |
| Gross dividend | – | 3.64* | 2.91 | 2.18 | 1.98 | 1.80 |

** incl. bonus of EUR 0.25*
*** DVFA earnings per share in accordance with German accounting principles*

| | |
|---|---|
| Security identification number: | 840 221 |
| Stock exchange ID: | Share: Investdata: HNR<br>Bloomberg: HNR1 GY<br>Reuters: HNRGn.DE<br>HNRGn.F<br><br>ADR: HVRRY<br>ISIN: DE 000 84 022 15 |
| Exchange listings: | Germany<br>Listed on all German stock exchanges;<br>Xetra, Frankfurt and Hannover in official trading<br><br>USA<br>American Depositary Receipts (Level 1 ADR-Program),<br>OTC (over-the-counter-market) |
| First listed: | 30 November 1994 |
| Majority shareholder: | HDI Haftpflichtverband der Deutschen Industrie V.a.G. (75%) |
| Common stock as at 31 December 2001: | EUR 82,798,545.89 |
| Number of shares as at 31 December 2001: | 32,387,976 no-par value registered shares |
| Market capitalisation as at 31 December 2001: | EUR 2.196 milion |
| Highest share price in 2001: | EUR 103.70 |
| Lowest share price in 2001: | EUR 38.51 |
| Annual General Meeting: | 24 May 2002, 10:30 a.m.<br>Hannover Congress Centrum<br>Kuppelsaal<br>Theodor-Heuss-Platz 1-3<br>30175 Hannover, Germany |

## *Financial calendar 2002*

| | |
|---|---|
| 25 April 2002 | **Press conference on the annual results 2001**<br>Beginning 2:00 p.m.<br>Hannover Rückversicherungs-AG<br>Karl-Wiechert-Allee 50<br>30625 Hannover, Germany |
| 26 April 2002 | **DVFA Analysts' meeting, Frankfurt** |
| 26 April 2002 | **Analysts' meeting, London** |
| 24 May 2002 | **Annual General Meeting**<br>Beginning 10:30 a.m.<br>Hannover Congress Centrum<br>Theodor-Heuss-Platz 1-3<br>30175 Hannover, Germany |
| 24 May 2002 | **Interim Report 1/2002** |
| 21 August 2002 | **Interim Report 2/2002** |
| 20 November 2002 | **Interim Report 3/2002** |

We consider a long-term, strategic mind-set and way of conducting business to be a crucial factor in our Group's success. This calls for vision, on the one hand, but also necessitates concrete strategic objectives, which serve to guide our company's tactical orientation.

In order to update or redefine these necessary visions and objectives, we draw up a strategy document setting out such goals roughly every three years. This document is – very deliberately – kept concise and is not printed on "glossy paper", rather, as a normal working paper, it is intended to serve as a guideline for our day-to-day actions.

With the aim of familiarising you more closely with these guidelines we have set out below our self-image and the strategic objectives (our "ten commandments") which apply to our Group as a whole.

## *Self-image*

We strive to assert our position in the international reinsurance markets as an important, optimally diversified reinsurance group of above-average profitability in order to secure our long-term survival as an independent enterprise.

Our actions are guided by the goal of constant value enhancement for all our shareholders. It is essential for us to present our share as a solid and attractive investment.

As a "somewhat different reinsurer" we chart our own course. Its hallmarks are the power of innovation, flexibility, a readiness to perform and, most notably, the quality of our services.

## *1. Profit target*

In order to generate above-average returns on the capital invested by our shareholders, we strive to achieve, as an absolute minimum for the Hannover Re Group, an operating result on a moving 5-year average which in relation to our capital, as per US GAAP, corresponds to at least the average 10-year government bond yield plus a risk premium of 750 basis points.

In addition, our goal is to increase the earnings per share by at least 10% annually.

## *2. Capital requirements/costs*

In order to ensure the attainment of our minimum return-on-equity target, our pricing always makes allowance for corresponding capital costs. These capital costs are determined and differentiated according to risk-based-capital considerations based on a degree of risk that tolerates the omission of the dividend payment not more than once in 25 years.

In the light of the increasing "flight to quality", the ratings which have a bearing on our industry are assuming greater importance. Consequently, our capital must ensure a sustainable Standard & Poor's rating of at least AA (equivalent to A+ from A.M. Best).

The divergence between capital requirements under risk-based-capital considerations and the actual capital stock generates excess capital. Such excess capital is exposed to risk in accordance with our profit targets.

In order to keep our capital costs as low as possible, we prefer, to the extent of the rating agencies' tolerance limits, debt over equity. In addition, we also make intensive use of capital substitutes (transfer of risks to the capital market as well as conventional retrocession).

## *3. Share price*

With a view to minimising the costs of raising equity capital, the performance of our share assumes key importance. The development of the earnings per share and our investor relations activities are intended to ensure a share price development exceeding, on a moving 3-year average, the performance of the unweighted World Reinsurance Index.

## *4. Allocation of resources*

As a reinsurer whose roots are in the highly competitive, cyclical and volatile property and casualty treaty reinsurance sector, investments in the optimisation of the portfolio mix enjoy top priority. Within the individual strategic business segments, we identify geographical, line-of-business and product priorities which take precedence in the event of investment conflicts.

## *5. Growth*

For us, growth means first and foremost an increase in profit, not an expansion of the (gross or net) premium income. Acquisitions are considered inasmuch as they help us to achieve our strategic priorities faster and meet our profit targets and return-on-investment requirements. Equity stakes in primary insurers are, however, not considered a sensible growth vehicle.

## *6. Invested assets*

The general objective of our investment strategy is to generate an optimal profit contribution to the overall business result. Due to the already high degree of risk inherent in our principal business of reinsurance, however, risk limitation takes precedence over yield maximisation.

The fundamental approach to the structure of our invested assets is that equity as per US GAAP is invested on a long-term basis (preferably in equity securities), with the technical reserves being invested on a short and medium-term basis. More advanced optimisation of the structure of our invested assets is to be achieved by way of sophisticated asset liability management.

## *7. Organisation and infrastructure*

We strive for an efficient organisation geared to our business processes with a minimum of bureaucracy.

Information management is increasingly evolving into a crucial competitive factor. Our information and communication systems must therefore optimally support our business processes and, after cost/benefit considerations, be based on state-of-the-art technological developments. Investments required to accomplish this goal are given priority.

Our accounting systems are organised in such a way that they satisfy the demands of the international capital markets as well as internal management and controlling requirements.

## *8. Human resources policy*

For a globally active financial services organisation with a professional clientele, the skills and motivation of our staff are just as important success factors as capital resources. For this reason, we offer a working environment that is designed to appeal to performance-minded employees who identify with our corporate objectives. Our human resources development and leadership activities are geared to the constant enhancement of our staff's skills and motivation. By delegating tasks, authority and responsibility wherever possible and by setting demanding performance targets, we foster entrepreneurial thinking at all levels. In the case of members of the international management team, this principle is also reflected in performance-related remuneration components and in attractive stock options.

## *9. Quality*

Quality enjoys a special status in our way of thinking and the way we do business. By means of specific actions and a constant process of quality improvement, we strive to become the quality leader in international reinsurance ("Clients prefer to work with us!") in order to attain competitive advantages.

## *10. Risk management*

Our risk management system regularly monitors all global, strategic and operating risks within the Hannover Re Group. In addition to control and early warning systems for traditional underwriting risks, systems are developed and maintained for the identification and containment of all other risks which may have a bearing on the Group's survival.

*Quantitative objectives*

Due to extraordinary tax effects associated with the change in the rates of corporation tax in 1999 and 2001, the target figures for 2001 and 2002 are based on the 1998 results, the last "normal year".

In order to ensure the achievement of our company-wide return-on-equity target, we have broken down this goal into specially defined units within our total business volume. To this end, we subdivided our total business into 40 units, each characterised by the greatest possible homogeneity from the risk perspective.

In this regard, the level of risk – primarily determined by the volatility of the technical result – is the yardstick for the capital requirement of each risk unit. The principle applied here is the greater the volatility of results, the higher the capital requirement. The capital requirement of each individual risk segment can then be specified accordingly.

By combining these insights with our return-on-equity target, it is possible to calculate a minimum profit margin that every concluded treaty must generate in order to produce a satisfactory return on equity. This enables our underwriters to examine the contribution made by every single proposed treaty to the achievement of our return-on-equity target. The accomplishment of this goal forms an important integral part of the agreements on targets drawn up with our managerial staff and hence also of our system of remuneration. In this way, we ensure at the operating level that our return-on-equity target is fulfilled for the Group as a whole.

## *Europe*

**Hannover Rückversicherungs-AG**
Hannover, Germany

**E+S Rückversicherungs-AG**
Hannover, Germany
(50.1%)

## *America*

**Hannover Rückversicherungs-AG**
**Canadian Branch - Chief Agency**
Toronto, Canada

**Hannover Rückversicherungs-AG**
**Canadian Branch - Facultative Office**
Toronto, Canada

**Clarendon Insurance**
**Group, Inc.**
New York, USA
(90.0%)

**Insurance Corporation**
**of Hannover**
Los Angeles, USA
(100.0%)

**Insurance Corporation**
**of Hannover**
Itasca/Chicago, USA

**Hannover Life Reassurance**
**Company of America**
Orlando, USA
(100.0%)

**Hannover Re (Bermuda) Ltd.**
Hamilton, Bermuda
(100.0 %)

**Hannover Services**
**(México) S.A. de C.V.**
Mexico-City, Mexico
(100.0%)



## *Africa*

**Hannover Life**
**Reassurance Africa Limited**
Johannesburg, South Africa
(96.9%)

**Hannover Reinsurance**
**Africa Limited**
Johannesburg, South Africa
(96.9%)

**Hannover Re Mauritius Ltd.**
Port Louis, Mauritius
(96.9%)

%-figures = participation
You may find the addresses of our branch offices and subsidiaries on pages 120 to 122

**E+S Reinsurance (Ireland) Ltd.**
Dublin, Ireland
(50.1%)

**Hannover Life Reassurance (Ireland) Limited**
Dublin, Ireland
(100.0%)

**Hannover Reinsurance (Ireland) Ltd.**
Dublin, Ireland
(100.0%)

**Hannover Re Advanced Solutions Limited**
Dublin, Ireland
(50.03%)

**International Insurance Company of Hannover Ltd.**
Virginia Water/London
Great Britain
(100.0%)

**Hannover Services (UK) Ltd.**
Virginia Water/London,
Great Britain
(100.0%)

**Hannover Life Reassurance (UK) Limited**
Virginia Water/London,
Great Britain
(100.0%)

**Hannover Rückversicherungs-AG Stockholm Branch**
Stockholm, Sweden

**International Insurance Company of Hannover Ltd. Scandinavian Branch**
Stockholm, Sweden

**Hannover Re Gestion de Réassurance France S.A.**
Paris, France
(100.0%)

**Hannover Re Services Italy Srl**
Milan, Italy
(99.5%)

**HR Hannover Re, Correduría de Reaseguros, S.A.**
Madrid, Spain
(100.0%)



## *Asia*

**Hannover Rückversicherungs-AG Seoul Representative Office**
Seoul, Korea

**Hannover Re Services Japan KK**
Tokyo, Japan
(100.0%)

**Hannover Rückversicherungs-AG Shanghai Representative Office**
Shanghai, China

**Hannover Rückversicherungs-AG Taipei Representative Office**
Taipei, Taiwan

**Hannover Rückversicherungs-AG Hong Kong Branch**
Hong Kong, China

**Hannover Rückversicherungs-AG Malaysian Branch**
Kuala Lumpur, Malaysia

## *Australia*

**Hannover Rückversicherungs-AG Australian Branch - Chief Agency**
Sydney, Australia

**Hannover Life Re of Australasia Ltd**
Sydney, Australia
(75.0%)

## Economic climate

2001 was a difficult year for the economy. The cyclical downturn that had already set in during the middle of 2000 gathered strength in the first half of 2001. Companies saw their sales and earnings expectations deteriorate despite the stimulating monetary policy adopted by central banks. The downward trend was exacerbated by the slump in the technology sector, where considerable surplus capacities added to the strain on corporate profits.

*Terrorist acts have a damaging impact on the world economy*

The terrorist attacks in the USA on 11 September 2001 thus had a particularly damaging effect on the global economy during a period of cyclical decline. In addition to the short-term impact of the terrorist attacks, they also had sustained repercussions on the behaviour of consumers and corporations. Uncertainty about future political and economic developments deterred consumers from making already intended purchases and prompted companies to budget more cautiously and to put capital expenditures on hold.

In the Eurozone the economy slowed markedly in the first quarter, although initial indications of a recovery could be discerned – especially as the upsurge in prices eased appreciably. In the second quarter of 2001 overall economic production was flat. Although domestic demand remained relatively stable, it proved insufficient to offset the slump in exports – particularly to the USA. The events of 11 September were followed by another noticeable slowdown in economic activity. By the turn of the year, however, there were a growing number of indications that the economic downturn had come to a halt.

*Largest loss in the history of the insurance industry*

Overall economic output in Germany lost significant impetus in the course of 2001. The decline, which had already begun in the middle of the previous year, was triggered inter alia by the rising price for oil. Hopes of a recovery in late summer were ultimately dashed by the terrorist attacks of 11 September. Forecasts of economic growth had to be revised sharply downwards over the year. In spring 2001 gross domestic product had been expected to grow by 2.1%, whereas by year-end an increase of just 0.7% was anticipated.

The international reinsurers were impacted by one single event to an extent unparalleled by any previous year: At the cost of at least USD 50 billion, the effects of 11 September went down as the largest insurance loss in the industry's history. The largest-ever loss event up to that point had been Hurricane Andrew in 1992 resulting in insured losses "merely" half of those of the 11 September event. The scale of the loss suffered by the insurance sector in the 2001 financial year becomes thus clearer. Yet at the same time the ability of the insurance and reinsurance industry to shoulder such a once-in-a-hundred-years burden has also been clearly demonstrated. The events of 11 September also bore out the exceptional role of reinsurance as an instrument of security for national economies and highlighted the importance of its risk minimisation function for primary insurers.

A loss of such extreme dimensions naturally causes changes in the reinsurance market. On the one hand, there is a streamlining of the market: weaker insurers and reinsurers, which are unable to meet their payment obligations or have insufficient capital and reserves, will disappear from the market. On the other hand, the accompanying improvements in rates and conditions – with premiums doubling or even increasing several times over in some subsegments – has opened up enormous growth and profit opportunities for reinsurers in the fourth quarter.

Even leaving aside the extraordinary strains associated with the terrorist attacks in the USA, 2001 was a year of heavy losses. It is true that the number of worldwide natural catastrophes in the financial year under review – totalling some 700 loss events – was lower than in the previous year, which recorded 850 events. Yet the insured losses in the order of USD 11.5 billion were substantially higher than in 2000 (USD 7.5 billion). Particularly notable loss events included the earthquake in El Salvador, tropical storm "Allison"in the southern states of the USA and typhoon "Nari"in Taiwan. In addition to these natural catastrophes, major loss events, such as the fire and subsequent total loss suffered by the drilling platform "Petrobras" off the Brazilian coast, the Sri Lankan Airlines planes destroyed by terrorist attacks in Sri Lanka, and the explosion at a fertiliser plant in Toulouse – along with the associated destruction of an entire suburb – placed further exorbitant strains on the insurance industry.

## *Business development*

After climbing to a record high of EUR 364.9 million in the 2000 financial year, the net income after taxes of EUR 11.1 million in the year under review was one of the poorest results in the company's history. This highly unsatisfactory development was largely attributable to the extremely high, hitherto unparalleled losses associated with the terrorist attacks in the USA. This event – the most dramatic in the history of the insurance industry – cost our company net claims expenditure in the order of EUR 400 million.

***Largest losses in the history of the insurance industry***



in USD million
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0


| | San Francisco earthquake 1906 | Winter storms in Europe 1990 | Hurricane Andrew 1992 | Los Angeles earthquake 1994 | Flooding in eastern and central Europe 1997 | Hurricane Georges 1998 | Storm in the Tokai region/ Japan 2000 | World Trade Center (WTC) 2001 |
|---|---|---|---|---|---|---|---|---|
| Insured losses | 180 | 10,200 | 17,000 | 15,300 | 795 | 3,400 | 990 | 30,000-77,000 |
| Economic losses | 524 | 14,800 | 30,000 | 44,000 | 5,900 | 10,000 | 7,440 | 90,000 |

*Source: Munich Re, Swiss Re, Versicherungswirtschaft*

These losses completely eroded our anticipated after-tax profit of EUR 230 million. Had it not been for these catastrophic events we would have been able to fully live up to our planned figures and – after factoring out the special tax effects in the years 1999 and 2000 – we would have generated another highly satisfactory result in line with our long-term profit targets.

Excluding the 11 September losses, our earnings per share – at around EUR 7.44[1] – would thus once again have been most gratifying. In fact, however, the earnings per share totalled just EUR 0.34.

*Premium income surpasses EUR 10 billion for the first time*

We increased our gross premium income in all business segments. For the first time it surpassed the EUR 10 billion threshold. The total premium volume grew by EUR 3.2 billion or 38.3% to EUR 11.5 billion. Approximately 1.3 percentage points of this growth were due to exchange rate factors.

*Result saved by diversification*

By the end of 2000 it was very clear that the soft market cycle in property and casualty reinsurance had come to an end, and we therefore expanded our premium volume in this segment by 45.9%. In absolute terms this constitutes an increase of EUR 1.6 billion. None of the other business segments generated such vigorous growth in absolute figures. In relative terms, financial reinsurance - as in the previous year - showed the strongest growth of 100.0%.

The development of life and health reinsurance was satisfactory in the year under review. The growth of 13.4% fulfilled our expectations. However, some premium components, which would be reported as such under German accounting requirements, are excluded under US GAAP due to the lack of risk transfer (SFAS 97). Consequently, the premium income that was reported under US GAAP was EUR 289 million lower (previous year: EUR 404 million lower).

With an increase of EUR 483.0 million (24.5%) program business also recorded gratifying growth. Of this amount, EUR 85.4 million derived from European program business. We substantially increased our retention, and in view of the profitability of the business written we anticipate that the level of premiums retained in this segment will continue to rise steadily in the future. Overall, the Group's retention climbed from 14.5% to 27.4%. Net premiums earned grew by 66.1% to EUR 486.1 million (previous year: EUR 292.7 million).

For the first time, the strategy of diversification that we have pursued over a number of years proved that we are able to compensate for heavy losses in one business segment with profits in others. The considerable loss on ordinary activities recorded in property and casualty reinsurance was completely offset by our other business segments.

***Return on equity***


in %
40
30
20
10
0

| | 1995 | 1996 | 1997 | 1998 | 1999* | 2000* | 2001* |
|---|---|---|---|---|---|---|---|
| *Pre-tax profit*** | 19.3% | 37.6% | 24.8% | 33.8% | 23.9% | 16.8% | 1.8% |
| *Consolidated net income* | 11.3% | 18.0% | 15.9% | 14.0% | 17.1% | 26.0% | 0.7% |

* *Return on equity calculated in accordance with US GAAP*
** *After minority interests*

[1] *Premium effects causally related to the events of 11 September were not included*

Our investment portfolio grew from EUR 10.2 billion to EUR 12.1 billion. We were unable to repeat the very high profits on disposals generated in 1999 and 2000 due to the depressed state of the international capital markets: they declined from EUR 251 million to EUR 190 million. In combination with sharply increased ordinary income, however, we again succeeded in boosting net investment income in the year under review by 8.9% to EUR 945.7 million. Similarly impacted by the unsatisfactory situation prevailing on the capital markets, we were unable to further expand our valuation reserves. They decreased in the year under review from EUR 71.4 million to EUR 31.2 million after tax.

The other income/expenses shown in the statement of income comprises items such as exchange gains and losses as well as expenses for the company as a whole. The amortisation of goodwill in the amount of EUR 13.4 million related primarily to the Clarendon Insurance Group and E+S Rück. In the future, ordinary amortisation of goodwill will no longer be shown under US GAAP. Should there be a considerable decrease in goodwill, however, a special write-down is to be made in the future. It is our assumption that in subsequent years – provided business develops along normal lines – no special write-downs will be necessary.

Overall, net income before taxes fell from EUR 304 million to EUR 53 million; minority interests in the result were sharply lower.

*An increased investment portfolio boosted net investment income in the year under review*

In contrast to the previous year, our result was not assisted by a recalculation of deferred taxes. The tax burden in the year under review amounted to EUR 17.5 million (previous year: tax yield of EUR 129 million). Overall, therefore, consolidated net income fell by 97.0% year-on-year to EUR 11.1 million.

Due to the unsatisfactory result and the lower valuation reserves in our investment portfolio, our stockholders' equity did not record the organic growth generated in previous years. This was, however, counteracted by the capital increase of EUR 194 million implemented in December 2001. On balance, our stockholders' equity grew by just EUR 98.7 million to EUR 1.7 billion.

*Result not helped by extraordinary tax effect in financial 2001*

The balance of cash flows from operating, investing and financing activities produced an inflow of EUR 348.4 million.

## Our business segments

The following sections describe the development of business in our four strategic segments. In addition to explanatory remarks, the segmental report also shows the profit components per segment and contains a breakdown of the key asset and liability items in each segment.

***Gross premiums by segment***



Property and casuality reinsurance 43%
Financial reinsurance 15%
Life and health reinsurance 21%
Program business 21%


***Gross premiums by region***



Latin America 1%
Asia 2%
Australia 3%
Africa 3%
North America 54%
Germany 21%
Rest of Europe 16%



*Kofi Annan, UN Secretary-General*

"I think it was one of the tragic ironies that the 11th of September, when the bombing took place, was the International Day of Peace. On that day, we usually ring a peace bell, and of course we had to postpone it on the 11th of September. We did it subsequently. This year is also the International Year of Dialogue Among Civilisations, which is intended to bring the Member States and religions and various societies together, to discuss culture, what they have in common, rather than what divides them."

## *Property and casualty reinsurance*

By the beginning of the year under review the major insurance markets had already bottomed out and conditions in some markets were showing a favourable trend. Although we do not pursue strategic growth targets in the cyclical property/casualty reinsurance segment and are guided instead by profitability considerations, we increased our gross premium income by 45.9% (previous year: 30%). Exchange rate movements accounted for -0.5% of this increase. Overall, the proportion of our total business volume attributable to property and casualty reinsurance rose by 2% to 43%.

***Quality of our retrocession receivables***



Unrated companies 1%
Secured or already collected 51%
Rating BBB or lower 5%
Rating of A or higher 43%


*Development of first half-year 2001 satisfactory*

The burden of major losses in the first half of the year was moderate. Notable events included the loss of a drilling platform off the coast of Brazil and tropical storm "Allison", which caused heavy flooding in the southwestern United States. Despite these losses, the first half-year closed with a relatively low combined loss/expense ratio of 105%.

The gratifying development of this segment was brought to a sudden end by the events of 11 September. After deducting the shares of retrocessionaires, we carried an amount of EUR 400 million in our retention. This burden corresponds to an increase of 13 percentage points in the loss ratio. The net loss incurred was roughly equivalent to our planned consolidated net income before tax, which was consequently eroded almost in its entirety.

We have no concerns that the retrocession of more than two-thirds of this loss may give rise to a significant credit risk, since a large proportion of the receivables are secured (e.g. those deriving from the securitisation of risks) or have already been collected. The bulk of the other receivables is due from companies rated A or better by Standard & Poor's.

In the year under review we took account of all losses reported to us in connection with the terrorist attacks and made appropriate provision for possible belated loss advices. In subsequent years we therefore do not anticipate further strains associated with this event.

Due to the exorbitant losses caused by the terrorist attacks on 11 September, property and casualty reinsurance produced a sharply negative profit contribution over the course of the year. This resulted in a tax yield, as a consequence of which the segment closed with an overall after-tax deficit of EUR 75.5 million.

*Key figures for property and casualty reinsurance*

| Figures in EUR million | 2001 | 2000 | 1999 |
|---|---|---|---|
| Gross written premiums | 4 938 | 3 385 | 2 614 |
| Net premiums earned | 2 989 | 2 524 | 2 069 |
| Underwriting result | (428) | (206) | (228) |
| Investment income | 361 | 472 | 526 |
| Operating result before general expenses | (120) | 266 | 297 |
| Loss ratio | 94% | 81% | 88% |
| Combined loss/expense ratio | 117% | 108% | 111% |
| Operating profit ratio | (4%) | 11% | 14% |

Had it not been for the events of 11 September and the subsequent recording of a heavy major loss incidence (especially in the second half of the year), we would have once more accomplished our planned targets in the year under review.

The following pages describe the development of the property and casualty lines of business, broken down into geographical markets, as well as of the special lines written by our centralised units with worldwide responsibility.

*We would have again met our goals had it not been for the terrorist attacks*

## *Germany*

In the second half of the year 2000 German insurers had already begun to restructure their portfolios of industrial business owing to the sustained string of poor results. This trend continued in the year under review. Nevertheless, despite initial rehabilitation successes, premiums and conditions in many areas of commercial and industrial business were still inadequate.

As in the previous years, our involvement in industrial property insurance was not especially heavy during the first half of 2001. It was only after the terrorist attacks of 11 September that we exploited the extensive improvements in conditions and made additional capacity available on the market. Consequently, for the first time since 1994 we expanded our written premiums in this line of business. Industrial property business was, however, adversely impacted by another sharp rise in the volume of major losses in the year under review.

In addition, the after-effects of the December 1999 storms "Lothar" and "Anatol"continued to make themselves felt. Having been unable to sufficiently adjust rates for the year 2000, we were able to push through substantial rate increases for catastrophe covers in the year under review. Despite this, premiums still fell short of a level commensurate with the risk.

As in the past, the focus of our underwriting in the German market was on our proportional and non-proportional motor business. Thanks to increased premiums and a massive decrease in the claims frequency, the year under review proved highly satisfactory.

In liability business, major claims – such as the widely publicised serial loss of a large pharmaceutical corporation as well as other product liability claims – imposed a considerable strain on our liability portfolio. The loss ratio was therefore markedly higher than in previous years.

*Expanded premium volume in industrial property insurance for the first time in eight years*

## *United Kingdom and Ireland*

Overall, the development of the UK and Irish market was favourable. The liability market recovered appreciably due to the elimination of primary insurers through bankruptcy. The steps we took to restore our business to profitability bore fruit, and we are highly satisfied with the development of our own portfolio. In the property lines of insurance we primarily cover natural catastrophe risks. Our result was gratifying thanks to the absence of major loss events.

Motor business recorded a particularly marked improvement. Prompted by an accident in North Yorkshire, when a car fell from a bridge onto railway lines and was hit by a passenger train, the rates for insurance coverage came under review. We assumed very substantial participations in non-proportional covers for major claims. As a consequence of the aforementioned accident the rates for these covers increased much more sharply than the original premium rates of the primary insurers. We significantly enhanced the profit opportunities offered by our portfolio.

*Loss event in North Yorkshire impacted the UK market*

On the London Market we write first and foremost property business as well as major por-

*Hannover Re superbly positioned on the London Market*

tions of our worldwide aviation and marine portfolios. We report separately on this business from page 37 onwards. It is still the case that we write only a small volume of liability business through the London Market, since we do not yet consider the rate level for liability covers to be adequate.

Even before 11 September we had noted a general rise in premium rates for property business. This trend, which was fostered inter alia by a contraction of the capacity offered on the London Market, gained substantial momentum in the wake of the terrorist attacks in the United States. Some Lloyd's syndicates realigned their underwriting policy or even withdrew from reinsurance business altogether. This behaviour – in combination with the enormous rise in premiums brought about by the experience of the terrorist attacks – enabled us to record sharply increased premium income in the fourth quarter of the year under review. Due to the heavy burden of losses associated with 11 September, our portfolio nevertheless posted a negative result.

## *France*

*Return to a satisfactory rate level in property business in the year under review*

In the French market we primarily write property business.

The effects of the winter storms "Lothar" and "Martin" from December 1999 could still be felt in this market during the year under review. Since they occurred so late in the year, these losses had little impact on pricing for the year 2000 because the treaty negotiations between insurers and reinsurers had already been largely completed. For the reinsurers, then, the agreed market conditions represented the lowest point in the business development with wholly inadequate terms and conditions. It was only in the year under review that a marked rate recovery began to take hold. This led to a rate level, which echoed the premium-rich years of 1993 and 1994.

Results in 2001 were, however, overshadowed by the explosion at a fertiliser plant in Toulouse. This loss event produced a net burden for our technical account of almost EUR 70 million.

## *Northern and central Europe*

*Wave of mergers in Scandinavia*

The wave of mergers among Scandinavian insurance companies led to very heavy concentration in the market. In almost all of the northern European countries up to 90% of the property/casualty insurance volume is now in the hands of just a few major players. This trend had virtually no repercussions on the reinsurance sector. Only in the wake of the terrorist attacks of 11 September have primary insurers specifically sought reinsurance partners with superb credit ratings.

We used the prevailing market conditions to significantly restructure our portfolio in favour of non-proportional covers. Following storm "Anatol" we were able not only to vigorously expand natural catastrophe reinsurance in Denmark, but also to secure substantial rate increases in the other Scandinavian countries.

In the Benelux countries there was a reduction in the capacity offered for natural catastrophe covers. We were thus able to enlarge our premium volume in this market.

Furthermore, we succeeded in writing additional acceptances in all Nordic countries. Overall, therefore, we expanded our premium volume in this area and – due the absence of significant major losses – strongly improved the result.

## Italy

In March 2000 the Italian government caused a stir when it accused market players of price collusion in motor insurance business. It prohibited rate adjustments in the discounted categories and thus interfered in the companies' freedom to set prices. This led to a continued deterioration in market conditions and hence caused our technical result in this line of business to decline still further. Although we support the insurers primarily via non-proportional treaties, the policy described above also left our company with inadequate premium rates. Only in the year under review did the government's twelve-month moratorium come to a close. Following its expiry the insurers raised their premiums market-wide by around 15% on average.

In industrial business, too, original rates moved upwards for the first time in many years. Due to the devastating flooding in October 2000 – especially in northern Italy – conditions for catastrophe covers, in particular, were adjusted. However, this development failed to bring about adequate rates in industrial business. It was not until the autumn of 2001 – following the events of 11 September – that serious and substantial modifications were made to terms and conditions.

These positive signals in the primary insurance sector were echoed on the Italian reinsurance market. The shortage of reinsurance capacity on the market added further impetus to these trends. Various reinsurers, for the most part US companies, stopped writing business in the Italian market. We were able to exploit some of the resulting gaps in coverage and enlarged our market share. In the year under review we established business relations with a number of target clients. At the same time, the terms and conditions prevailing on the market enabled us to enhance the quality of our portfolio.

*After-effects of the flood disaster of the year 2000 still being felt*

## Eastern Europe

Reforms are currently the hallmark of central and eastern European markets. Most notably, those countries with prospects of joining the European Union are presently striving to bring the regulatory frameworks of their markets into line with EU standards.

The reinsurance market developed well in the year just-ended. Market hardening could be discerned, which in some sectors gave rise to substantial rate increases – especially for catastrophe covers.

We steadily enlarged our premium volume in the year under review. The lion's share of our portfolio derived from the fire and motor lines of business. No major loss events occurred. The year was highly favourable overall, and our portfolio therefore closed with a technical profit.

*Rate increases achieved – especially for catastrophe covers*

## North America

Even prior to 11 September the cyclical trend in the USA was declining. The terrorist attacks of 11 September and their far-reaching economic repercussions accelerated this deterioration.

Initial positive changes in conditions, primarily in the insurance sector but also to some extent on the reinsurance side, could already be discerned at the end of 2000. However, these price increases in the first half-year were not sufficient to bring about an appreciable improvement in profitability. Some market players in both the insurance and reinsurance sectors withdrew from the market or repositioned themselves due to the inadequate earnings situation.

The combined loss/expense ratio of many market players was already in excess of 120%

before 11 September. With loss ratios skyrocketing in the wake of the terrorist attacks, the largest loss in insurance history made 2001 a black year for the reinsurance industry.

*Geographical breakdown of property and casualty reinsurance in % of gross premium*



Germany 39%
Australia 2%
Latin America 2%
Africa 4%
Asia 5%
North America 25%
Rest of Europe 23%


In addition to the estimated market loss of around USD 50 billion due to the terrorist attacks, the storm "Allison" also adversely affected our result. Most of the damage caused by this windstorm event occurred in the southern part of the United States. The total market loss is set at more than EUR 5 billion.

*Favourable trend in property lines in the USA*

A favourable development emerged not only in property insurance but also – and most strikingly – in certain segments of liability insurance during the year under review. Our premium growth here was attributable to rate increases on the primary market, which were also reflected in the reinsurance treaties. Professional indemnity business was particularly noteworthy. Overall, we enlarged our premium volume in this market by more than 70%.

*Establishment of a catastrophe reinsurer in Bermuda*

Due to the contractual arrangements in the US insurance and reinsurance sectors we were already able to reorganise many treaties and write new business shortly after 11 September and hence achieve rate increases – sometimes of sizeable dimensions – in the year under review. We especially profited from this development in property lines. In industrial fire business, for example, rates climbed by 50 to 100%. At the same time deductibles were also increased.

The terrorist attacks triggered a debate about the coverage of terrorism risks. In the US market, a general exclusion was implemented with regard to coverage for terrorism risks even before the end of 2001 (with the exception of private customer business). Attempts to create a state-supported pool solution for terrorism covers proved unsuccessful. This led to the launch of private-sector coverage aimed solely at terrorism risks. We already began to participate in such policies in the year under review and assumed a leading role in this segment on the reinsurance market.

In spring 2001 we established Hannover Re (Bermuda) Ltd., Hamilton/Bermuda, an operation which primarily writes worldwide catastrophe business. As a new market player Hannover Re Bermuda benefited from our strong position in the US market. It provides substantial capacities for middle and upper layers of natural catastrophe programmes. Prior to the terrorist attacks in the USA reinsurance conditions had already shown signs of hardening in the natural catastrophe sector. The events in the USA simply fostered this trend. The inflow of fresh capital into the reinsurance market, however, served to put the pressure back on prices as early as the fourth quarter. Overall, rates in US catastrophe business increased by just 20 to 25% as a consequence of this development – although this was by no means disappointing given the already high midyear rate level. The profit potential for Hannover Re Bermuda can thus be assessed as good to very good.

## *Latin America*

Very fierce competition is the hallmark of the Latin American insurance market. The five largest insurance companies enjoy a market share of more than 50% in virtually all markets. Growth in this region is significantly hampered by the economic recession.

On the reinsurance market modest improvements in terms and conditions could initially be discerned in the first half-year 2001, followed by further improvements after the events of 11 September.

In this market we normally follow the leading reinsurers. In the course of the year under review we further scaled back our proportional commitments and at the same time sought to expand our non-proportional premium volume. Despite the enlargement of our non-proportional portfolio, the reduction of the higher-volume yet unprofitable proportional business caused our total premium income to decline.

An earthquake in El Salvador and a hurricane in Belize significantly impacted the performance of our catastrophe business, thus causing our technical result to deteriorate year-on-year.

*Natural catastrophes adversely impacted the result*

## *Asia*

### Japan

The Japanese insurance market is still feeling the effects of the deregulation initiated in 1998. Insurers struggled to cope with low premium growth and inadequate rates in some sectors. This gave rise to a wave of mergers. Insurance companies were also faced with a shortage of reinsurance capacity for natural hazards as well as tighter reinsurance terms and conditions.

We substantially scaled back our proportional reinsurance commitments for natural hazards in the year under review. In certain subsegments we were still unable to obtain satisfactory rates, and we consequently reduced our acceptances – especially in business with windstorm exposure.

Although our premium volume declined as a consequence of this, the absence of natural catastrophe losses enabled us to show a highly positive result.

### China/Hong Kong

Despite the low rates prevailing on the insurance market, various new players – most notably foreign companies – are striving to enter the market.

The reinsurance market can be described as very defensive. Our goal in this environment is to write non-proportional covers at adequate prices. In addition, we are seeking to write proportional business on a highly selective basis and to persuade our clients to increase their original rates. Overall, we were able to slightly expand our premium volume and – helped by the absence of catastrophe losses – we closed the year under review in positive territory.

*Positive result in Japan and China due to absence of major losses*

### Taiwan

The Taiwanese insurance market is intensively competitive. Original rates in key lines of business have declined.

As recently as the year 2000 the reinsurance market had developed very favourably because capacity was in short supply. In the year under review, however, the decrease in original premiums was also reflected in the reinsurance treaties.

Our premium growth was modest in view of the state of the market. Our account was impacted by a major fire as well as three typhoon loss events. The total losses for our portfolio produced a highly unsatisfactory technical result.

*Heavy losses in Taiwanese fire and windstorm business*

### ASEAN region

This region continues to feel the effects of the financial crises of the 1990s. Competition among market players is still very lively, and the level of insurance premiums is consequently low. Premiums for business with natural hazards exposure were even more heavily underpriced than the rates for property insurance, which had already been under pressure for some time. Tariffs for motor insurance, on the other hand, were adjusted upwards in *Malaysia* and *Thailand* after many years of cuts.

Contrary to the situation on the primary markets, it was possible to secure considerably improved terms and conditions – especially for

*High market penetration in Malaysia*

non-proportional covers – on the reinsurance markets. This trend continued in the year under review, although it was counteracted by a substantial oversupply of reinsurance capacity. The elimination of a number of competitors in the wake of 11 September ultimately helped to improve the price level.

We have established efficient and direct contacts with our clients and the major brokers in the ASEAN region through our branch office in Malaysia. Our highest level of market penetration is in Malaysia. In accordance with our strategy we increasingly wrote non-proportional business in the year under review. This policy is especially difficult to implement in the Malaysian market, which is still dominated by proportional reinsurance.

The bulk of our portfolio consists of property insurance. In Malaysia and *Singapore* we also wrote motor business. Overall, we were successful in improving the diversification of our portfolio – both geographically and in terms of lines of business – during the past year.

On balance, we closed the year under review with a modest technical profit.

## *Australia and New Zealand*

Business in the year just-ended was influenced by a number of factors, including the collapse of the second-largest Australian insurer. This caused the market to harden and has prompted customers to look more closely for financially secure insurers.

Insurance premiums rose in this market climate. At the end of the year under review certain liability covers, for example medical malpractice, were taken over by the government because physicians were no longer able to meet premium increases on such a scale.

*Hannover Re one of the leading providers*

As a local reinsurer we are an established player in this market. Business is transacted via our Australian branch office in Sydney. We rank among the leading providers in catastrophe and liability reinsurance. With conditions on the market improving appreciably, we wrote a greater volume of proportional property business last year and stepped up our participation in natural catastrophe covers. We also enlarged our volume of liability business.

There were no major loss events – with the exception of the bush fires around Sydney, which, however, had no significant impact on our account. We therefore generated a very good result in the year under review.

## *Africa*

The insurance sector in Africa is affected by a very high level of competitive pressure as well as the continuously unstable political situation in many regions. Especially in South Africa, various insurers have responded to the general competitive pressure by merging with one another in recent years. As a result, competition has been limited to a steadily shrinking group of market players.

The reinsurance market is dominated by a handful of reinsurers. With a number of companies realigning their business orientation, the growth prospects for the remaining players have improved.

We are one of the leading reinsurers in this market environment. South Africa is our most important African market. 92% of our premium volume derives from this country with a mere 8% of our business generated by other countries south of the Sahara. Contrary to the generally restrained development on the insurance market, we were able to obtain premium increases and boost our premium volume in numerous lines of business. The premium trend is considerably more favourable in non-proportional reinsurance than in the proportional sector. Results were markedly better than in the previous year.

*Improved premium volume and result in South Africa, our key market*

## *Aviation and marine business worldwide*

As a result of the terrorist attacks on the World Trade Center in New York and the Pentagon in Washington, D.C. on 11 September 2001, aviation insurance suffered losses on a hitherto unprecedented scale. This group of claims alone produced a market loss in the order of USD 4 billion (the largest loss to date had been the Swiss Air crash of 1998, costing a comparatively "modest" USD 800 million). The aviation market immediately responded to this burden of losses with substantial premium increases and a reduction in liability for third-party liability claims. The latter was cut to USD 50 million. Furthermore, additional premiums were imposed for the war and terrorism risk under liability coverage, producing a considerably higher total premium from the airlines' fleet business. Sizeable rate increases were also implemented under aviation product liability covers and in general aviation insurance, although these were not on the same scale as those in airline fleet business.

Our underwriting policy sought to make the most of the significantly improved terms and conditions in aviation reinsurance so as to exploit the opportunities to write profitable business. Due to these market conditions, we achieved impressive overall premium growth in excess of 100%.

The rate level in marine cargo and hull insurance is showing clear signs of recovery. Nevertheless, rates are still unsatisfactory. The situation in offshore business is different, where substantial rate increases were observed in the wake of a disastrous claims experience. Conditions in this line also improved markedly in regards to the scope of liability and the level of deductibles.

Particularly in marine excess of loss reinsurance, sizeable rate increases occurred in the wake of the events of 11 September. On the London Market these ranged from 50 to more than 100% for pure marine programmes. Overall, we doubled our volume in this market. Business outside the London Market also recorded extraordinary rate increases in the order of 20 to 50%. Reinsurance capacity in the marine sector did not contract, but in fact increased as new Bermuda-based reinsurers entered the market.

*Aviation premiums sharply higher following terrorist attacks*

Central to our underwriting policy is a strong focus on excess of loss business, while we continue to scale back our proportional commitments.



*Rudy Giuliani,*
*former Mayor of New York City*

"Freedom from fear is a basic human right. We need to reassert our right to live free from fear with greater confidence and determination than before here in New York City, across America and around the world. With one clear voice, unanimously, we need to say we will not give in to terrorism.

Surrounded by our friends of every faith, we know this is not a clash of civilisations. It's a conflict between murders and humanity."

## *Credit and surety reinsurance worldwide*

We consider credit and surety reinsurance a major strategic niche segment. This line of business is transacted exclusively from our competence centre in Hannover.

*Rate increases due to decreased capacity*

In general terms, credit and surety insurance was overshadowed by the sharp downturn in the economy. High insolvency figures worldwide also led to heavy loss burdens for primary insurers. This, in turn, prompted insurers to take drastic remedial action and caused competition to decline in the year under review. The situation on the primary markets was ultimately reflected in the predominance of quota share cessions in the reinsurance sector.

Particularly in the USA and Western Europe, the high level of bankruptcies attributable to the flagging economy placed a heavy strain on the reinsurance industry. Reinsurers similarly restructured their portfolios, and the competitive pressure in this market eased.

As the economic climate continued to deteriorate, we progressively tightened our underwriting policy in the course of the year. As a result, we were able to increase our premium volume in this line of business by around 35%. At the same time, the profit contribution remained stable despite a number of major claims and a higher claims frequency in Western Europe. As far as the group of claims relating to the Enron bankruptcy is concerned, the insurers still have to determine whether these are fully covered by the insurance. On precautionary grounds, however, we have reserved our potential loss from this event.

A number of market players have already withdrawn from the credit/surety line of business in the current year due to the events of 11 September. Whereas in the year under review overcapacity frequently had an adverse effect on the price level, the reduction in capacity has now led to substantial rate increases.

## *Life and health reinsurance*

*Hannover Life Re ranked third in Europe and fourth worldwide*

In the vast majority of insurance markets the general economic climate remains favourable for life and annuity insurers. They can be regarded as the beneficiaries of the far-reaching, long-term demographic changes in the population and age structure. Demand among private customers for products intended to provide for their surviving dependants as well as their own retirement is growing in virtually every market. In Germany, too, the partial privatisation of the statutory pension insurance scheme – the so-called "Riester" pension – generated fresh potential for life insurers and company pension funds in the year under review.

***Geographical breakdown of life and health reinsurance as % of gross premium***



Asia 2%
Latin America 1%
France 3%
Africa 4%
Australia 6%
Rest of Europe 6%
United Kingdom 12%
Germany 20%
North America 46%


The progressive trend towards consolidation – in the second half of 2001 one of the largest US life reinsurers was taken over by the global market leader – has only minimal implications for our market position. According to the latest surveys conducted by external market observers (A.M. Best, Manulife etc.), we are now ranked third in Europe and fourth among all life and health reinsurers operating around the world.

We are the global leader in our business model of financing reinsurer ("stochastic banker") and as a product partner for innovative life and annuity insurance solutions. Thanks to our position we are currently able to operate in a less intensely competitive market environment.

In the year under review Hannover Life Re (HLR) focused its activities on further expanding its position in the target markets of Europe,

North America and Asia for the reinsurance of life and annuity insurance products.

In the German-speaking parts of Europe we again concluded a sizeable volume of new business financing transactions for the unit-linked life and annuity products of high-growth insurers. In the United Kingdom we particularly reinforced our position as a product partner for enhanced annuities. In Romance-speaking markets such as France, Spain and Italy we concentrated on the bancassurance segment, a market which continues to be of considerable importance.

In the US market we continued the restructuring initiated in 2000 – by withdrawing from the reinsurance of health business – and completed these portfolio optimisation measures in the fourth quarter of 2001. The same is also true of South Africa.

Our portfolio developed very favourably in the Asian markets, most notably in Japan and Greater China, in the year under review. We defended our leading market position in Australia.

Including the "premium deposits" (savings components) under unit-linked products as well as similar income not recognised as premium under US GAAP, consolidated gross premium income in 2001 increased by approximately 7% to EUR 2,660 million.

Particularly notable growth impetus derived from the German-speaking markets, which generated premiums of EUR 406 million (a gain of 55% on the previous year).

*Breakdown of gross premiums by company (before consolidation)*


HLR Africa 3%
HLR Ireland 5%
HLR United Kingdom 3%
HLR Australasia 5%
HLR Germany (E+S Rück) 16%
HLR International 41%
HLR America 27%

*A leading product partner for innovative life and annuity coverages*

*Portfolio optimisation in the USA and South Africa completed*

Key figures for life and health reinsurance

| Figures in EUR million | 2001 | 2000 | 1999 |
|---|---|---|---|
| Gross written premiums | 2 371 | 2 091 | 2 220 |
| Premium deposits | 289 | 404 | – |
| Gross premiums incl. premium deposits | 2 660 | 2 494 | 2 220 |
| Net premiums earned | 1 740 | 1 592 | 1 485 |
| Premium deposits | 129 | 131 | – |
| Net premiums incl. premium deposits | 1 869 | 1 723 | 1 485 |
| Investment income | 197 | 204 | 217 |
| Change in benefit reserves | (298) | (37) | 496 |
| Commissions, profit commissions and other technical espenses | 493 | 424 | 391 |
| Operating result before general expenses | 51 | 83 | 46 |

*Pre-tax profit up by 44%*

Of the other European markets, the United Kingdom and Italy recorded exceptional growth with increases of 60% to 70%. This was due first and foremost to a number of substantial business relationships.

Premiums in the USA climbed to EUR 976 million thanks to the realignment of the portfolio, while growth in Asia – and especially in the Far East – was even stronger. Markets in the southern hemisphere, e.g. South Africa and Australia,

***Breakdown of personal reinsurance lines***


in %
100
80
60
40
20
0
4%
6%
35%
55%
1%
11%
35%
53%
1%
12%
33%
54%
1999
2000
2001
Life
Health
Annuity
Personal accident

showed more modest growth, although in some cases unfavourable currency movements (cf. ZAR/EUR) played a role.

Net premiums retained (including premium deposits) totalled EUR 1,869 million in the year under review. The retention rate was thus unchanged year-on-year at 70%. We continue to draw extensively on the international financial markets, in particular, as retrocession facilities in order to finance the strong portfolio growth.

We adjusted the portfolio structure in the year under review in favour of the more highly profitable product segments of life and annuity insurance. These effects will only become apparent more clearly in the course of the coming years.

As in the previous years, the technical results in life insurance as well as in the areas of critical illness and lump sum disability coverage were favourable. However, results were only marginally positive for disability policies with a regular income and they remained unsatisfactory in health insurance. Other performance factors – such as the persistency of in-force business – were within the bounds of our expectations and the parameters of our actuarial simulation models.

The sharply lower level of interest rates on the major capital markets had only a minimal impact on our operating result. Generally speaking, the savings components of insurance premiums are deposited in trust with the insurer in return for payment of a guaranteed interest rate; the investment risk consequently remains with the insurer.

Our portfolio was only slightly affected by the terrorist attacks on the World Trade Center and the Pentagon on 11 September 2001 because we scarcely transact reinsurance business in the US market with a conventional risk transfer. We received only a small number of claim notifications and anticipate gross claims expenditure of less than EUR 2.0 million.

The net income before taxes reached EUR 44.4 million – an increase of 43.8% on the previous year.

## *Development of the net embedded value of the Hannover Life Re portfolio*

We systematically monitor the actuarially determined increase in the net embedded value of the written portfolio – defined as the present value of future profit flows before taxes:

Development of net embedded values

| Figures in EUR million | 2001 | 2000 | 1999 |
|---|---|---|---|
| Hannover Life Re Africa | 7 | 10 | 7 |
| Hannover Life Re America | 130 | 120 | 95 |
| Hannover Life Re Australasia | 78 | 76 | 61 |
| Hannover Life Re Germany (E+S Rück) | 194 | 172 | 74 |
| Hannover Life Re International | 457 | 401 | 329 |
| Hannover Life Re Ireland | 124 | 42 | – |
| Hannover Life Re United Kingdom | 58 | 53 | 43 |
| Total | 1 048 | 874 | 609 |
| Deferred acquisition costs | 906 | 597 | 374 |
| Unearned revenue reserve | 179 | – | – |
| Net acquisition costs | 727 | 597 | 374 |
| Non-capitalised portfolio value | 321 | 277 | 235 |
| Growth in the non-capitalised portfolio value | 44 | 42 | 90 |

In addition to the net income before taxes shown directly in the balance sheet, Hannover Life Re generated a further consolidated increase in value of EUR 44 million that cannot be discerned from the balance sheet. The total net value added before taxes thus amounted to EUR 88 million.

## *North America*

Our subsidiary Hannover Life Re America, with its head office in Orlando/Florida and an underwriting office for group life business on Long Island, bears responsibility for the US life market. The company has positioned itself in the USA as a reinsurer specialising in financing arrangements; it only writes a minimal volume of conventional risk-oriented business.

New business activities continued to focus on block assumptions transactions (BATs) and financing arrangements in the senior citizens' market. In the course of the year under review we successfully concluded two block assumption transactions, both in the US life insurance sector.

The performance of both life and annuity business was favourable in the year under review, whereas in health insurance we had to substantially strengthen the technical reserves.

*Hannover Life Re America positioned in the USA as a specialist reinsurer for financing transactions*

The gross portfolio of business in force amounted to USD 28 billion (EUR 32 billion) as at 31 December 2001, while gross premium income totalled USD 845.2 million (EUR 944.2 million).

## *Australia and New Zealand*

The Australian and New Zealand markets are served by our subsidiary Hannover Life Re Australasia, Sydney. In conventional risk-oriented business its activities are concentrated on the seg-

*Market leadership in Australia defended in the face of fierce competition*

ments of life insurance, critical illness coverages and disability pensions. It also acquired a modest portfolio of direct Australian group life business as part of company pension schemes. Total gross premium income in the year under review was in the order of AUD 261.0 million (EUR 150.3 million).

Despite intense competition we defended our position as market leader in Australia with a market share of roughly 30%. The profit situation was favourable, and in the year under review we posted net income of AUD 13.3 million (EUR 7.7 million) before tax and AUD 10.2 million (EUR 5.9 million) after tax.

## Africa

*Marked improvement in profitability*

Based in Johannesburg with a branch office in Cape Town, Hannover Life Re Africa writes reinsurance business in South Africa and the English-speaking markets of so-called sub-Saharan Africa with a focus on conventional individual and group life insurance.

In the year under review we strengthened our position as number two in the market and enhanced our reputation in South Africa as a client-oriented life reinsurer. The expansion of several major accounts enabled us to generate sizeable gross premiums of ZAR 878.3 million (EUR 113.5 million), an increase of 45.4%.

The profit situation improved relative to the previous year. Following a significant deficit in the previous year, we achieved a virtual break-even result in the year under review.

## United Kingdom

*Gross premiums up by 15%*

Hannover Life Re UK based in Virginia Water/London covers the traditional risk-oriented market in the United Kingdom with a clear focus on life business, critical illness policies and annuity business marketed through bancassurance partners. The office writes virtually no disability or health business. We boosted our gross written premiums by 23.4% to GBP 52.3 million (EUR 84.4 million), while net premiums grew to GBP 39.3 million (EUR 63.3 million).

The claims experience remained favourable, enabling us to generate a profit of GBP 2.2 million (EUR 3.6 million).

In addition, Hannover Life Re International has written a portfolio of enhanced annuities on the UK market for many years. This business is concentrated on a small number of major accounts.

## Ireland

*Gratifying profit situation*

Hannover Life Re Ireland, Dublin, has a twofold strategic approach: firstly, it is the specialist reinsurer within the Hannover Life Re network for large financially oriented solutions; secondly, it is the reinsurer serving clients who wish to utilise the specific latitude for business activities offered by the Irish market. The bulk of the business is currently ceded from the USA, the United Kingdom and South Africa; these countries account for altogether 71% of Hannover Life Re Ireland's acceptances.

In the second full year of business operations we increased our gross premium income to EUR 127.5 million (+65.6%). The premium volume including premium deposits grew to more than EUR 270 million. Profitability remained gratifying, with a positive result of EUR 6.9 million.

### *Germany*

Hannover Life Re Germany – the life, health and personal accident division of E+S Rück – is an operating entity responsible for the German market as well as the foreign, generally European subsidiaries of German clients.

We primarily provide financing arrangements for unit-linked life and annuity policies as well as risk-oriented covers in the bancassurance sector; both segments recorded strong growth in the German market which was not – in the case of unit-linked life insurance, for example – impaired by the rather unfavourable performance of European equity markets in the year under review.

In business involving semi-privatised, so-called "Riester" pension products we succeeded in acquiring two sizeable financing relationships with life insurers in the bancassurance sector. These came into force on 1 January 2002.

*Two sizeable financing relationships for "Riester" pension business acquired from life insurers in the bancassurance sector*

The gross premium income from German clients increased by 48% to EUR 356 million, with the various life and personal accident insurers of the HDI Group generating particularly vigorous growth. The claims experience was highly favourable, and the persistency of the portfolio remained within the anticipated actuarial parameters.

### *France, Italy and Spain*

These three Romance-speaking markets are covered by local offices of Hannover Life Re in Paris, Milan, and Madrid. Our activities are concentrated on insurers in the bancassurance sector and on larger, independent sales organisations with which we cooperate closely in the field of product development. The Paris office also serves several major international clients.

Our gross premium income from these markets reached EUR 248 million in the year under review. Of this total amount, 47% derived from France, 49% from Italy and 4% from Spain. Results in this market segment have been very good for many years.

*Focus on bancassurance and independent sales organisations*

### *Other international markets*

Our branch office in *Stockholm*, which wrote a premium volume of EUR 49 million, is assigned responsibility for the Scandinavian markets as well as the countries of eastern Europe and the eastern Mediterranean. Due to the unsatisfactory performance of Swedish group life business in the year under review, the result was marginally negative.

Established in 2000, our branch offices in *Kuala Lumpur* (covering the ASEAN markets) and *Hong Kong* (for the other countries of eastern and Southeast Asia) serve the Asian region. These offices focus on life business. The premium volume from this region surpassed the EUR 40 million threshold for the first time in the year under review, and results were gratifying. *Japan* was a strong driver of growth in this context.

Responsibility for Central American markets rests with our office in *Mexico City*; premium income here totalled EUR 14 million in the year under review.

The South American markets, which are handled from Hannover, currently account for premiums of EUR 31 million. We stepped up our involvement in *Colombia* and *Venezuela*, whereas in *Argentina* we had already scaled back our participations some time ago. Technical results were good in life insurance, but unsatisfactory in health business. Overall, this region produced a slight deficit in the year under review.

*Premium volume in Asia surpassed EUR 40 million for the first time*



*Tim Würfel, pilot*

"It was always a dream-job for me to be a pilot and still is. Despite that it was an event of major significance, which will change flying. [....] We all have to cope with it, because none of us will ever forget these images, as long as we live. [...] What was in good order and controllable, will not exist anymore."

## Program business

*Clarendon Insurance Group market leader in the US market*

In 1999 we expanded the Hannover Re Group to include program business as a fourth strategic segment, thereby systematically pursuing our strategy of portfolio diversification. This step was initiated by the acquisition of the Clarendon Insurance Group, New York. Already one of the market leaders in US program business at the time of its acquisition, Clarendon impressively consolidated and extended its position in this market in the year under review.

Following a disappointing 2000 financial year we achieved considerable improvements in the year under review. This was all the more gratifying because program business once more made a significant contribution to our company's performance and helped us to generate a positive overall result in the year under review despite the losses due to terrorism in the USA. We view this as confirmation of our policy aimed at optimising diversification within the Group. Total gross premium income in the segment rose by 24.5%. 3.6 percentage points of this increase were due to exchange rate movements. The combined loss/expense ratio and the operating result both developed favourably.

Key figures for program business

| Figures in EUR million | 2001 | 2000 | 1999 |
|---|---|---|---|
| Gross written premiums | 2 457 | 1 974 | 1 364 |
| Net premiums earned | 486 | 293 | 163 |
| Underwriting result | 40 | (7) | 42 |
| Investment income | 30 | 25 | 10 |
| Operating result before general expenses | 70 | 17 | 52 |
| Loss ratio | 77% | 89% | 79% |
| Combined loss/expense ratio | 92% | 102% | 75% |
| Operating profit ratio | 14% | 6% | 32% |

*Hannover Re transacts program business in two business models*

Program business in its current form was developed in the USA. Highly specialised managing general agents concentrate on niche business which traditional insurers do not normally write or accept for own account. These managing general agents are independent companies that sell highly individual products tailored to their own special group of customers.

We transact program business in two business models. The distinguishing feature of the first business model ("ceded model"), of which the Clarendon Insurance Group is a notable exponent, is that risks are for the most part passed on to reinsurers. In other words, the program writer essentially contributes only his licences and ratings together with his infrastructure and know-how. The main source of income is the fees, which Clarendon receives from the reinsurers for services rendered. Currently, Clarendon is progressively increasing its own retention. The combination of technical income plus additional revenues from fees enhances the return on equity in this segment. Under the second business model ("retained model") programs are largely run in the retention. In this case, the companies writing the business generate their earnings entirely from the technical result and the investment income.

The performance of our program business is heavily dependent on Clarendon. Following the unsatisfactory results in 2000 the company terminated various programs in the year under review, causing their total number to decrease significantly. The premium volume attributable to these programs accounted for around 30% of the premium in 2000.

By acquiring attractive new programs and obtaining substantial rate increases, Clarendon succeeded in boosting its gross premium income from USD 1,670 million (EUR 1,803 million) to USD 1,969 million (EUR 2,199 million).

Overall, Clarendon was able to consolidate and expand its position in the US market not least because some of its competitors were downgraded by the rating agencies, in some cases depriving them of their livelihood. This market climate facilitated a selective underwriting policy, which led to the creation of numerous profitable new programs. In conjunction with the decline in competition on the US market, these developments hold the promise of good results in the current year. The favourable market environment also opened up the possibility of raising the retention rate from 14.5% to 27.4%. In subsequent years we shall strive to increase this figure to as much as 35%.

Most notably, premiums were increased by up to 20% in workers' compensation insurance. We now consider this area to be profitable again. Workers' compensation programs, which still failed to produce massive premium increases – and hence remained unprofitable – were systematically cancelled. Only in California did the competitive situation prevent vigorous expansion of our business. The pricing situation here continued to be unattractive and inadequate due to the conduct of the market leader.

In Florida our substantial building insurance program was spared any natural catastrophes. Yet the rate level was too low to achieve adequate results even in years with a normal burden of claims. Our efforts to restore this business to profitability led to significant rate increases in the year under review.

The net loss ratio decreased to 77.8%. This improvement was largely the fruit of our portfolio rehabilitation measures. Clarendon's operating result increased compared to the previous year, although it still cannot be considered satisfactory.

*Clarendon's gross written premiums by lines of business*



Marine 1%
Liability 39%
Health 7%
Motor 26%
Property 27%


In addition to the Clarendon Insurance Group, the Insurance Corporation of Hannover, Los Angeles (ICH) also writes program business in the USA. Unlike Clarendon, the latter runs most of its business in its retention. In March 2001 ICH acquired the renewal rights of Acceptance Insurance Companies, Inc., Itasca, with gross premiums of around USD 70 million (EUR 78.2 million). A highly experienced underwriting team was also taken over as part of this transaction. ICH boosted its gross premium income to USD 175.3 million (EUR 195.9 million). In the course of the year under review both the portfolio of business and the management were fully integrated into the Group. We primarily wrote smaller, very profitable programs (e.g. insurance of private art collections against theft and natural hazards). Due to the profitability of the acquired business, the purchase price for this company was amortised in full in just the first year since its inclusion in the Group.

*Further increase in the retention rate planned*

*Inter Hannover writes program business in Europe*

*Market study confirms strong interest among managing general agents*

Now that the International Insurance Company of Hannover Ltd., London (Inter Hannover), has established itself as a cooperation partner for European managing general agents, we have increasingly written program business in Europe too. After we had laid the technical and administrative foundations in 2000 and 2001, various opportunities for expansion opened up on the European market in just the second year of operations. A market study conducted in 13 European countries found that the business model of Inter Hannover enjoys broad approval and considerable interest among managing general agents. In the United Kingdom we generated a premium volume of GBP 124.3 million (EUR 200.6 million) in the year under review, with business stemming from the property, mo-

*Gross written premiums of ICH by lines of business*



Liability 7%
Motor 51%
Marine 16%
Property 26%

*Gross written premiums of Inter Hannover by lines of business*


Personal accident 1%
Motor 65%
Others 17%
Property 17%

tor, liability and marine lines of insurance.

Since especially motor insurance in the United Kingdom currently offers very attractive business opportunities, we are showing disproportionately strong growth in this line. Indeed, with gross premiums of GBP 81.3 million (EUR 131.1 million), motor business accounts for approximately 65% of Inter Hannover's total premium income. Due to the unsatisfactory rate level in the past and driven upward by major claims, the premiums increased very favourably. This trend was given added impetus by the withdrawal of some competitors from the market. In the medium term, however, we are striving for greater diversification – in terms of both lines of business and regions. Consequently, Inter Hannover is currently in the process of establishing a foothold in the French and Scandinavian markets. In the long term we also view Italy and Spain as interesting markets. Our market study has confirmed our assessment that in the medium to long term the business model of "program business" will also become established outside North America and the United Kingdom.

## *Financial reinsurance*

*Medium-term expansion of the financial reinsurance segment*

*Hannover Re Advanced Solutions consolidates position as one of the three leading global providers of alternative reinsurance products*

We continue to transact financial reinsurance predominantly through two risk-carriers based at the International Financial Services Centre (IFSC) in Dublin – Hannover Reinsurance (Ireland) Ltd. and E+S Reinsurance (Ireland) Ltd. Further expansion of this segment through the management company Hannover Re Advanced Solutions Limited is planned. Our goal in this respect is to consolidate our position for the long term as one of the three leading global providers of alternative reinsurance products and to safeguard a sustained, stable profit contribution to the Group's overall performance. A number of our previous competitors withdrew from the market for non-traditional reinsurance solutions in the year under review or reassigned their specialist units to traditional segments. This situation should also help us to accomplish our strategic objectives.

The consolidation tendencies on the primary markets towards ever-larger insurance groups have also brought about changes on the reinsurance markets, most notably affecting the pattern of demand among our clients. Thus, for example, the sole purpose of risk transfer is steadily diminishing in importance for some companies. In its place, demand for measures to provide balance sheet protection is rising sharply. As accounting practices become increasingly oriented towards fair market values, the volatility of the results shown in financial statements is growing. The focus of financial reinsurance is therefore directed not exclusively towards risk transfer; rather, equal attention is given to the possibility of spreading special charges across several quarters or years so as to limit the volatility of our clients' results.

Key figures for financial reinsurance

| Figures in EUR million | 2001 | 2000 | 1999 |
|---|---|---|---|
| Gross written premiums | 1 741 | 870 | 509 |
| Net premiums earned | 1 280 | 801 | 463 |
| Underwriting result | (291) | (114) | (37) |
| Investment income | 358 | 168 | 75 |
| Operating result before general expenses | 67 | 54 | 38 |
| Loss ratio | 122% | 120% | 62% |
| combined loss/expense ratio | 123% | 114% | 108% |
| Operating profit ratio | 5% | 7% | 8% |

The development of financial reinsurance is also influenced by the current state of the reinsurance markets. Following the events of 11 September 2001 reinsurance prices skyrocketed in some traditional segments. In this situation ceding companies increasingly turn to alternative reinsurance products, which enable reinsurance arrangements to be individually tailored to a client's specific requirements. What is more, clients try to limit their reinsurance budget during hard market cycles, a move, which causes them to run sharply higher retentions. This triggers an increase in the volatility of technical results, which in turn boosts the demand for financial reinsurance solutions.

The hardening of terms and conditions on the reinsurance markets fostered the favourable trend in our business. In the year under review gross premium income showed another strong increase of 100% to reach EUR 1,740.6 million. Exchange rate movements accounted for 6.1% of the growth in gross premiums. As before, the bulk of our business stemmed from the US market. For the first time a sizeable portion of the gross premium income was retroceded to other reinsurers via special transactions. The retention rate consequently decreased from 92.4% to 76.4%.

Gross premiums with a heavily limited risk transfer increased from around EUR 17 million to EUR 68 million in the year under review. Such contracts are not reflected in the technical account; the effects on net income are instead included in the item "other income/expenses".

The cash outflow from paid losses in the 2001 financial year was relatively slight, facilitating strong growth in interest carriers for the financing of future loss payments. Our selective underwriting policy, under which we wrote only 15% of the contracts offered to us, supports the profitability of this segment. Overall, the operating result grew by 23.4% to EUR 66.7 million. We again succeeded in boosting the gross profit contribution of financial reinsurance before minority interests by more than 20%.

*Gross premium income increased by 100%*

*New business primarily from the US market*

The composition of our portfolio is heavily dominated by US business. Growth in the USA was more vigorous than in other markets, and the share of US business consequently continued to grow disproportionately. Nevertheless, increasing demand for alternative coverages can also be observed in other markets. In the medium term our strategy is geared to greater geographical diversification of the portfolio. We also take account of our own security requirements by striving to ensure a balance of higher- and lower-risk business. Our products thus range from more traditional quota share reinsurance treaties to extremely complex transactions based on actuarial simulations.

*Hannover Re Advanced Solutions establishes worldwide marketing concept*

We are currently developing a marketing concept for the entire strategic segment of financial reinsurance, which will enable us to increasingly tap into the potential for business outside the United States. With the aid of this integrated marketing concept we shall strive in the future to generate interest in financial reinsurance transactions among both existing clients and possible new clients.

The following sections describe in greater detail the business developments in a number of selected financial reinsurance markets.

## North America

*Acquisition of new clients broadens the portfolio base*

The proportion of the portfolio attributable to North American business grew disproportionately in the year under review. Especially due to non-recurring effects, these premiums accounted for 90% of the total volume. As a further factor, many of our contracts respond to our clients' significant need to strengthen reserves for previous years by requiring experience-based extra premiums. These further enhance our profit potential. In the US market we largely concentrated on solutions that enable our clients to realise portfolio profits more quickly, which in economic terms have already been achieved.

In the year under review we began to adjust our client profile. Having focused heavily on a few key accounts in the past, we succeeded in acquiring a diverse range of new clients in the year just-ended. This reduces our dependence on specific major clients and thus broadens the portfolio base. This positive change in the structure of our portfolio was further supported by the fact that some multi-year contracts with large clients are expiring. We also scaled back our participation in large-volume fronting contracts in favour of more strongly risk-oriented contracts with mid-sized companies. Our efforts to lead contracts in which we have a substantial participation – or at least to play a major role in the structuring of terms and conditions – remain undiminished. With this in mind, we systematically enlarged our personnel capabilities for the US market.

## United Kingdom

The United Kingdom remains our most important market in Europe. Due to the marked volatility of marine business – a line with a particularly strong presence on the Lloyd's insurance market – demand for covers designed to stabilise results again increased sharply in the year under review. As a further factor, entire portfolios frequently change hands in the London Market without the purchaser wishing to assume the associated run-off risks. This has given rise to growing demand for run-off covers based on financial reinsurance arrangements. We approached this segment cautiously and only after subjecting the risks inherent in such portfolios to intense scrutiny. Nevertheless, this market segment gained substantially in importance, and we believe that it offers a considerable potential.

***Geographical breakdown of financial reinsurance in % of gross premium income***


Germany 3%
Africa 3%
Australia 1%
Rest of Europe 3%
North America 90%

### *Asia and Australia*

Clients in the Asian market seek to ensure balance sheet continuity and to reduce the cost of capital.

Especially in Japan, where the primary concern used to be the reinsurance of natural catastrophe losses, the issue of balance sheet continuity has now also moved to centre-stage in corporate management. We expect this new focus to generate stronger demand in the future.

In the Australian market the insolvency of a major insurance company has currently prompted a review of the regulatory framework for financial reinsurance. We expect new business opportunities to emerge in the course of 2002.

*Asia and Australia the main markets for financial reinsurance after the USA*

### *Latin America*

Our activities in this region have yielded initial successes with newly concluded contracts. We consider the increased interest shown by the supervisory authorities in financial reinsurance to be an extremely positive sign. In the medium term this will reduce the uncertainties harboured by some ceding companies with respect to financial reinsurance and will help to stimulate demand. The anticipated consolidation in Latin American markets will offer new business opportunities, since it is frequently the case that companies emerging from a consolidation process have a particularly pressing need for innovative solutions. Consequently, while the demand for non-traditional reinsurance solutions will change, it will not decline.

## *Investments*

The year under review was once again remarkable in many respects for the international financial markets. While the cyclical trends of the leading national economies were still viewed with cautious optimism at the beginning of the year, a marked slowdown in growth could be discerned as the year progressed. Towards year-end the events of 11 September ushered in the deepest industrial recession in post-war history.

The national central banks reacted to the negative cyclical trend with massive interest rate cuts and sought to supply the markets with sufficient liquidity, especially in the wake of the September 11 terrorist attacks. Starting in January 2001, the US Federal Reserve Board reduced the key interest rate incrementally by altogether 475 basis points from 6.5% at the beginning of the year to 1.75% at year-end. In contrast to the Federal Reserve, the European Central Bank was relatively slow to cut interest rates and took less aggressive action: it was content to trim prime rates by a "mere" 150 basis points from 4.75% to 3.25% as at 31 December 2001.

*Interest rate cuts by the Fed and ECB following global economic down*

On the international equity markets the year 2001 will go down as one of the most difficult years in history. Falling capital market rates as well as tax and pension reforms in Europe created a fundamentally favourable environment, yet at the same time companies were repeatedly compelled to revise their profit expectations downwards. Overall, following the trends of 2000 the leading stock indices again gave up considerable ground in the year under review.

Given this extremely difficult and volatile global scenario, our investment portfolio and the net investment income generated from these holdings developed highly satisfactorily in the year just-ended.

*Slight recovery on stock markets by year-end 2001*

Our total portfolio of self-managed assets (i.e. excluding funds held by ceding companies) increased sharply in the reporting period by 18.9% or EUR 1.9 billion to EUR 12.1 billion. This strong growth was due not only to movements in exchange rates but also – and more importantly – to the high inflow of liquidity from the technical account, the subordinated loan of EUR 350 million, which we issued at the beginning of the year, and the capital increase of almost EUR 200 million implemented just prior to year-end. Cash outflows due to claims payments associated with the terrorist attacks in the USA were only minimal in the period until year-end, and this loss event therefore did not significantly impact the development of the investment portfolio in the year under review.

*Rating of fixed-income securities*



< BBB 4%
BBB 5%
A 12%
AA 19%
AAA 60%


In light of our unfavourable assessment of the stock markets, we systematically continued the reduction of our equity holdings, which we had initiated towards the end of the previous year. Our equity portfolio thus decreased substantially in both absolute terms and relative to total assets. Whereas around EUR 1.6 billion of our assets were invested in dividend-carrying securities at the beginning of the year, this figure was cut to roughly EUR 1.0 billion by year-end. The equity allocation consequently fell from 15.6% to 8.5% as at 31 December 2001. We continue to limit our equity exposure to liquid Blue Chips listed on major indices such as the Euro Stoxx 50, S&P 500 etc. In the year under review we again did not make any stock purchases on the New Market or in comparable European and American market segments.

*Breakdown of investments by currency*



JPY 1%
ZAR 1%
Other 2%
CAD 3%
AUD 4%
GBP 9%
EUR 33%
USD 47%


*Reduction of our equity allocation to 8.5% as at year-end 2001*

The focus of our self-managed assets continued to be on fixed-income securities, which accounted for a share of 72% (previous year: 67%). When selecting securities we always ensure that issuers have a first-class rating. The proportion of highly liquid fixed-income securities with a rating of AAA was thus 60% of the total portfolio of fixed-income securities. We used the sometimes rather drastic decline in yields in this asset class – especially in the wake of the events of 11 September – to realise profits and shorten the maturity pattern of the portfolio. Realised price gains on the disposal of fixed-income securities totalled EUR 51.4 million and were therefore clearly in excess of the previous year (EUR 3.2 million).

We also continued to cautiously expand our portfolio of alternative assets (private equity funds, hedge funds, high-yield instruments and real estate) in the year under review. At the end of the 2001 financial year we held investments of approximately EUR 1 billion in this asset class. While the performance of our private equity funds reflected the stock market trend and was thus rather disappointing, our hedge funds and our real estate holdings generated highly gratifying profit contributions.

Against the backdrop of the anticipated claims payments arising out of major losses incurred in the year under review, most notably those associated with the terrorist attacks in the USA, we substantially increased our short-term investments. As at year-end 2001 we held a total amount of EUR 622.6 million (previous year: EUR 475.8 million) in short-term assets, including overnight money and time deposits.

The marked decline in stock prices in the financial year just-ended was accompanied by corresponding implications for the total volume of unrealised valuation reserves remaining as at year-end. While unrealised price gains in the portfolio of fixed-income securities decreased slightly to EUR 85.9 million, the valuation reserves in our equity portfolio shrank appreciably to -EUR 35.5 million. This contrasted with higher realised price gains from active portfolio management. On balance, therefore, unrealised price gains stood at

EUR 50.4 million as against EUR 101.9 million in the previous year.

Despite the decreased average yield on investments due to the lower interest rate level and the shortening of the maturity pattern, ordinary investment income rose sharply in the year under review by around EUR 143 million or 18% to EUR 942 million. This increase was due not only to exchange rate factors and the ordinary investment portfolio, but also – and most importantly – to considerably higher deposit interest credited under life and financial reinsurance treaties. These credits were generally opposed by corresponding charges, although these were reflected not in the net investment income but in the other income/expenses.

In view of the very difficult and volatile state of the financial markets, we were highly satisfied with the extraordinary income from investments. Realised profits on disposals of EUR 190.0 million contrasted with losses on the disposal of investments totalling EUR 134.1 million, thus generating another positive balance of EUR 55.9 million – a figure which was, however, substantially lower than in the previous year (EUR 180.6 million). The net unrealised appreciation/depreciation of our trading portfolio reported in the statement of income produced a gratifying positive balance of EUR 21.3 million. Other investment expenses were lower than in the previous year, totalling EUR 73.6 million. The total expenses of EUR 106.5 reported in the previous year were influenced by value adjustments to our private equity portfolio in the order of EUR 55 million.

Total net investment income thus showed a pleasing rise from EUR 868.7 million in the previous year to EUR 945.7 million in the 2001 financial year. Relative to our average investment portfolio, this corresponded to a net return of 5.0%.

*Substantially higher ordinary investment income in the year under review*



*Meinhard von Gerkan, architect*

"This was an apocalypse, a nightmare that I would have never thought to be possible. Thank goodness, it didn't change anything for me personally. [...] Right now we can only surmise what the attack will mean for us architects. Some things will remain, however: the modern city, the myth that is New York City, and the desire of many to build high up in the sky. However, the security of high-rise buildings will occupy our minds for times to come. Depending on each project we will have to develop new approaches towards thinking about and planning for dangers."

## Risk report

### Overall system of risk monitoring and management

*Indicators sensitive to individual risks warn immediately of potentially undesirable developments*

As an internationally operating reinsurer, our business naturally involves economic risks of various types in the individual strategic segments and geographic regions. The acceptance of risks and the professional management of this risk portfolio constitute the core business of a reinsurance company. Our risk management is based upon a corporate strategy geared to generating a sustained increase in the value of the company. This means that we purposefully enter into entrepreneurial risks provided the associated opportunities promise an appropriate increase in the value of the company. We have at our disposal a large number of efficient management and control systems that vary in their design and degree of reporting detail. The core risk management elements are set out in guidelines, which apply to the entire Hannover Re Group. Within the scope of our risk management system all conceivable risks from the current perspective, which could jeopardise the performance and survival of our company, are recorded systematically and comprehensively. The up-to-date status of our risk portfolio, both on the level of individual risks and accumulation risks, is ensured by means of defined reporting procedures and an annual risk inventory. Risks are quantified with an eye to their probability of occurrence and the potential loss. This approach also takes into consideration the effectiveness of the implemented control measures.

Overall responsibility for risk management is determined according to the specific strategic segments, within which the responsible board members define the operating objectives. Risk management is locally integrated into the organisation of Hannover Re's various strategic segments. This local allocation of responsibility is intended to ensure that risks can be identified, reported and managed as quickly as possible. To this end, we use a number of different indicators that are tailored to individual risks and provide prompt information about any potentially undesirable developments.

A central risk coordinator ensures that all risk management activities are monitored, documented, and co-ordinated. The coordinator also bears responsibility for describing the risk situation of the company as a whole within the scope of the reporting system.

The efficiency of the risk management system is regularly reviewed by internal and external instances and adjusted according to the constantly changing economic environment. Our company's risk situation can be comprehensively described by the following risk categories:

- global/external risks,
- strategic risks,
- operating risks, which we subdivide into
  - technical risks,
  - investment risks and
  - operational risks.

### Risk categories

Global risks

We understand global risks to mean external risks upon which we are unable to exert any direct influence. They may arise, for example, as a result of changes in the legal framework (including changes in the general regulatory or tax situation), through social trends or as a consequence of developments in the insurance industry.

By way of illustration, a significant decline in demand for reinsurance coverage, especially in developed markets such as the USA, Japan, the United Kingdom and Germany would constitute a major risk for the Hannover Re Group. In life reinsurance, for example, this could be caused by the elimination of tax assistance for old-age provision. We therefore systematically monitor, inter alia, the tendencies in legislation as well as the new business statistics (number of policies, sums insured, annual premiums) on the relevant markets.

One key component of our risk management – applicable not only to global risks – is the use of scenarios in US GAAP-based financial analysis. These analyses simulate the effects not only of growth but also – and most significantly – of specific loss events and capital market developments on the company's financial situation and net income. The change in stockholders' equity caused by a defined scenario can thus be contrasted with a normal situation. Depending upon the simulation results, the findings produced by our financial analysis enable us to prioritise risk-policy measures.

Strategic risks

Strategic risks refer to specific factors that may jeopardise achievement of our strategic objectives in the individual business segments. We conduct our business in four largely autonomous strategic segments: property and casualty reinsurance, life and health reinsurance, financial reinsurance and program business. For each of these segments independent strategic objectives have been defined, the fulfilment of which is subject to constant monitoring. The paramount goal is to safeguard our stable positioning as a reinsurance group of above-average profitability. Our profit target is to generate an above-average return on the equity made available to us by our stockholders and to ensure that our share remains a solid and attractive investment. A system of agreements on targets has been introduced for our managerial staff in order to ensure that the various strategic objectives are also pursued on the operating level. Under this system, individual targets are derived from the higher-order strategic objectives. We used company-wide ratios in order to measure the profit contribution made by each segment or unit to the Group's overall performance. These key figures facilitate performance controlling and hence are also reflected in the remuneration received by our managerial staff.

*Stable positioning as a reinsurance group of above-average profitability*

Technical operating risks

Technical operating risks are of special significance to reinsurance companies. The technical risk lies first and foremost in the fact that cash flows, which are vital to the insurance business, may deviate from their expected values. Possible reasons here may be inaccurate pricing assumptions, incorrect estimations of the claims experience – especially with respect to the so-called risk of random fluctuations and change – or failures in accumulation controlling.

When assessing the risk of losses exceeding premiums in property and casualty reinsurance we also take into account the combined loss/expense ratio over time. This analysis is performed both inclusive and exclusive of the natural catastrophe loss ratio (i.e. the burden of natural catastrophe losses > EUR 5 million gross for the Hannover Re Group's share expressed as a percentage of the premium income).

*Best possible return on the equity made available by stockholders*

Combined loss/expense and natural catastrophe ratio

| Figures in % | 2001 | 2000 | 1999 | 1998 | 1997* | 1996* | 1995* | 1994* | 1993* | 1992* |
|---|---|---|---|---|---|---|---|---|---|---|
| Combined loss/expense ratio | 116.5 | 107.8 | 111.1 | 108.1 | 99.5 | 100.4 | 98.4 | 97.2 | 102.2 | 106.4 |
| Of which natural catastrophes | 0.8 | 1.2 | 7.7 | 1.1 | 0.6 | – | 2.0 | 2.0 | 0.8 | 5.2 |

* Based on figures reported in accordance with the German Commercial code (HGB)

We have at our disposal various sets of rules in order to counteract technical risks. In life and health reinsurance these include the use of reliable biometric actuarial bases with statistically adequate safety margins. For example, the morbidity risk (e.g. for health, critical illness and disability risks) is assessed and monitored on the basis of actuarial studies of the morbidity experience.

In property and casualty reinsurance we use actuarial methods to check the loss reserves. The IBNR (incurred but not reported) reserve of EUR 965 million additionally constituted for this segment has been built up to a confidence level which is more than sufficient on a US GAAP basis. This reserve is calculated and established according to a regional breakdown for the liability, motor and property lines of business and on an aggregate basis for the marine, aviation and credit lines. The anticipated ultimate loss ratios are calculated in altogether 55 subsegments on the basis of statistical run-off triangles and actuarial methods (chain ladder including tail estimations). The required IBNR reserve is the product of the ultimate loss ratio multiplied by the cumulative earned premium less paid losses and reserves reported by ceding companies.

Retrocession is a further key instrument of risk limitation. The business that we accept is not always carried entirely in our own retention but is retroceded where necessary. Written risks are scrutinised in order to ascertain the extent to which they promote a balance within a given portfolio. Our retentions and retrocessions are calculated and structured accordingly. Whereas premiums are always payable at the beginning of a contract, risks chiefly derive from the fact that long periods may elapse until we can call on our retrocessionaires and collect on the losses. This entails the risk that retrocessionaires may default on payment. When ceding business it is therefore essential to carefully select our retrocession partners with an eye to their long-term ability to meet such financial obligations.

*80% of our retrocessionaires are rated A or better*

In recent years more than 80% of our retrocessionaires on average have received a so-called investment grade rating – the vast majority of them being rated A or better. In this context it should, however, be added that the other retrocessionaires are not all rated as sub-investment grade; many of them do not have a rating because they transact only a minimal volume of reinsurance or have discontinued such business.

Our assessment of our retrocessionaires is guided by the opinions of internationally recognised rating agencies and supported by our own research based on market knowledge and balance sheet analyses. The default risk on accounts receivable for the major companies belonging to the Hannover Re Group was reflected by bad debt provisions of 0.02% in 1999, 0.03% in 2000 and 0.04% in 2001.

Investment operating risks

The consistent principle underlying our investment activities is the goal of generating an optimal contribution to the business result. This is primarily accomplished by means of soundly based asset/liability management supported in part by actuarial models. Risks in the investment sector consist most notably of market, credit and liquidity risks. Company-wide investment guidelines are in force throughout the Hannover Re Group, and compliance is subject to constant monitoring. The principle of separation of functions – i.e. keeping a strict distinction between trading, settlement and risk controlling – is applied up to the level of management and constitutes a further integral element of our risk management. Risks in the investment sector are countered using a broad range of efficient management and control mechanisms which are geared to the rules adopted by the Federal Banking Supervisory Office and the Federal Supervisory Office for Securities Trading.

Subject to the following assumptions as at the balance sheet date, the fair market value of our investments would develop as follows:

| *Portfolio* | *Scenario* | *Portfolio change based on fair value in EUR thousand* |
| --- | --- | --- |
| Equities | Stock prices –20% | (270 204) |
| Fixed-income securities | Yield increase +1 percentage point | (329 769) |
| Fixed-income securities | Yield increase –1 percentage point | 340 073 |

The rating structure of our fixed-income securities was as follows

| *Rating* | *Government bonds* | | *Corporate bonds* | | *Other fixed-income securities* | |
| --- | --- | --- | --- | --- | --- | --- |
| | *in %* | *EUR thousand* | *in %* | *EUR thousand* | *in %* | *EUR thousand* |
| AAA | 80.9 | 2 823 990 | 36.8 | 1 292 499 | 65.0 | 1 138 153 |
| AA | 17.0 | 593 178 | 28.3 | 995 845 | 6.5 | 113 297 |
| A | 1.3 | 44 513 | 21.5 | 754 725 | 15.9 | 279 109 |
| BBB | 0.6 | 19 984 | 10.1 | 356 015 | 1.2 | 20 957 |
| < BBB | 0.2 | 5 973 | 3.3 | 116 056 | 11.4 | 199 549 |
| Total | 100.0 | 3 487 638 | 100.0 | 3 515 140 | 100.0 | 1 751 065 |

Operational risks

Operational risks are unexpected losses attributable to operational hazards such as human error, criminal intent, inadequate controls, or organisational shortcomings. The failure of technical equipment, especially in the case of the data processing infrastructure and the availability of the applications, which it provides, also poses a significant risk to our company. In order to minimise this risk we invest systematically in improving the security and availability of our information technology. This includes, for example, the comprehensive use of virus protection and filtering software as well as measures to optimise network stability. We shall continue to meet the exacting security standards to which our information processing is subject, and with this aim in mind the position of IT Security Officer has been created to coordinate all security-related IT issues for the Hannover Re Group.

## *Assessment of the risk situation*

Over a period of more than ten years the two leading rating agencies for the insurance and reinsurance industry, Standard & Poor's and A.M. Best, have rated us in their second-highest categories of AA ("Very Strong") and A+ ("Superior"), respectively. This means that our economic capital is at least 50% higher than the capital required according to Standard & Poor's calculations. In view of the increasingly demanding quality standards in the insurance and reinsurance sectors, the importance of the relevant ratings in our industry is growing.

Given the information currently available to us, however, we do not perceive any risks, which could jeopardise the continued existence of our company in the short or medium term or which could impair the assets, financial position or net income in a significant or sustained manner.

## Human resources

*Close dovetailing of Group and personnel strategy*

*Personnel development is a testament to our growth*

The close dovetailing of corporate and personnel strategy was maintained in the year under review and set new standards for human resources management within the Hannover Re Group. Today, the personnel function contributes significant value added and through the strategic orientation of human resources management it supports the Group's future development. Reforms in personnel systems, such as the introduction of a market-oriented and performance-enhancing remuneration scheme for managerial staff, are designed to safeguard the long-term added value contributed by the workforce to the Group's success.

The number of staff employed within the Group increased by 17% to 1,780 (previous year: 1,528) in the year under review. We thus added 252 employees to the workforce. As can be seen from the table below, the primary emphasis was on the further expansion of our international organisation.

There was a marked shift in the relative proportions of the workforce assigned to the various areas of the company. Personnel growth was recorded principally at those locations and in those segments where our market opportunities and client intimacy required additional staff.

The number of employees at our headquarters in Hannover increased by 7% to 707 in the same period.

The overall trend is in line with our goal of systematically promoting the Group's growth in individual markets on a targeted and profit-oriented basis; a clear majority of the workforce is now employed abroad.

Breakdown of employees by country

| Country | 2001 | | | 2000 |
|---|---|---|---|---|
| | Total | Male | Female | |
| Germany | 707 | 347 | 360 | 661 |
| USA | 595 | 263 | 332 | 430 |
| South Africa | 152 | 66 | 86 | 134 |
| Sweden | 77 | 31 | 46 | 81 |
| United Kingdom | 59 | 28 | 31 | 49 |
| Australia | 39 | 16 | 23 | 41 |
| France | 31 | 13 | 18 | 27 |
| Malaysia | 27 | 12 | 15 | 26 |
| Ireland | 23 | 12 | 11 | 12 |
| Mexico | 21 | 13 | 8 | 21 |
| China | 15 | 7 | 8 | 15 |
| Italy | 11 | 6 | 5 | 13 |
| Spain | 6 | 2 | 4 | 6 |
| Japan | 5 | 4 | 1 | 6 |
| Bermuda | 5 | 3 | 2 | – |
| Taiwan | 4 | 1 | 3 | 3 |
| Canada | 3 | 1 | 2 | 3 |
| **Total** | 1780 | 825 | 955 | 1 528 |

## *Responding to global challenges*

International co-operation within our Group was further strengthened by joint projects. Our goal is to give a growing number of our staff the international experience that is indispensable in our globalised business community. The number of delegations within the Group consequently also increased appreciably. During the current year the number of delegated employees is expected to almost double. Five members of our staff were seconded from Hannover to Bermuda purely to build up our competence centre for non-proportional catastrophe reinsurance. In this way we are able to invigorate the international culture that is necessary in reinsurance business. Exchanges and joint projects – across countries and cultures – promote the interlinking of our organisation and enhance cooperation and understanding of our common objectives.

*Delegations abroad doubled*

## *Our international orientation calls for international personnel tools*

In addition to the international preparation of job evaluations and descriptions, we defined for the first time in the year under review agreements on targets for our worldwide managerial staff on the basis of uniform parameters. The financial goals derived from our corporate strategy constitute the central elements in these agreements on targets. They are supplemented by individual targets. We have thus achieved a further key milestone in the implementation of our uniform worldwide management system.

The variable remuneration of our managerial staff is geared to the short-term operating targets, on the one hand, and – through the implementation of a virtual stock option plan with the long-term earnings opportunities it offers – to the long-term development of the Group as a whole, on the other. In this way, we place profit realisation and the performance of our share at the forefront of our mindset and actions.

## *Development of our managerial staff*

Remuneration management, with its twin components of performance and development, must enable managerial staff to identify and work on their own strengths and weaknesses as well as on areas requiring action in their fields of responsibility. At the same time, staff should have the opportunity to give feedback in order to enjoy optimal scope for the performance of their tasks. In order to support managerial staff in the development of their area and their own personal qualities, we launched a 270° feedback process in the year under review. As a first step, the second level of management assessed the influences exerted on them by the board as a whole. Each executive then received feedback from the board on his/her contribution to the company's performance. This represents a further significant milestone as we progress towards a Group-wide system of remuneration founded upon an inherently coherent and comparable basis.

## *Support for young executives*

The growing challenges assumed by our internationally oriented Group can only be met by systematically grooming and developing young executives. In the year under review we further intensified our contacts with relevant university chairs and polytechnic departments. We offer internships in various areas of the company and support diploma students writing on reinsurance-related topics with appropriate stipends.

*Integration of active on-campus marketing*

### *From simulation to real business*

*Management simulation game scheduled for foreign launch in 2002*

Developed in 2000 and subsequently enhanced, the management simulation game was successfully conducted on several occasions and is now to be launched abroad. The decision game simulates the complex correlations existing in the insurance markets. Participants are able to experience "true to life" the market dynamics and consequences of management decisions. The interactive nature of the game fosters the learning experience. The simulation game is scheduled to be run during the current year with the participation of staff and clients in South Africa.

### *Internal human resources marketing*

Via our intranet we offer employees a transparent internal job market through which specific information can be obtained on vacant positions. The international expansion of the company's intranet promotes the submission of applications from in-house candidates in all countries and Group divisions.

### *Word of gratitude to all our staff*

We would like to take this opportunity to thank all our staff for their personal commitment and dedicated service. Their energetic efforts enabled us to master the special challenges that confronted us in 2001. We would also like to express our appreciation to the employee council and the senior management committee for their constructive and trusting cooperation.

## *Outlook*

*Economic recovery anticipated for 2002*

Economic activity is expected to revive somewhat during the first half of 2002. In the USA manufacturing output is likely to pick up appreciably, although growth in Japan will probably be very weak in the course of 2002. In the Eurozone economic recovery is anticipated, possibly gathering impetus from the United States. Overall, the global economy should show a marked revival during 2002, although the momentum is likely to be weaker than in the previous upswing.

In Germany, the economic trend continues to be more sluggish than in the majority of Euroland countries. The domestic economy, in particular, is lacking sufficient growth impetus. Consequently, Germany's gross domestic product is likely to rise by a mere 0.75%.

Forecasts suggest that the European Central Bank will leave key interest rates at their current level until summer 2002. Short- and medium-term capital market rates are likely to climb again in the course of the year as the economy recovers in the United States and Europe. The Euro is expected to appreciate slightly in value.

### *Property and casualty reinsurance*

The terrorist attacks in the USA had a heavy impact on the 2001 financial year, leading to extremely disappointing results. Yet the repercussions of these events will also continue to be felt on the property and casualty reinsurance market in the years to come: significant capital flowed out of the worldwide reinsurance industry in the year under review. Even after taking into account various capital increases and new company start-ups, it is evident that substantial capacity was lost in the year under review.

In the future, then, property and casualty insurers are facing reduced reinsurance capacities and sharply higher rates, especially in property lines. We enjoyed exceptionally favourable treaty renewals for 2002. Following substantial losses not only in the year under review but also in previous years, property and casualty reinsurance returned to profitability in many markets thanks to significant rate increases and improved conditions.

This is particularly evident in markets, which were heavily affected by the events of 11 September. Our central unit responsible for speciality business (aviation, marine and London Market reinsurance business – all of which suffered enormous losses) is planning to enlarge its premium volume by an average of 150% in 2002. In some subsegments of our aviation business we even anticipate a ten-fold increase in premium income. By reducing the risk in many areas of property and casualty reinsurance and maintaining unchanged or even increasing premium rates, we expect to enhance the profitability of our portfolio.

We also anticipate a reduction of the risk under terrorism covers; risks, which in the past had been included more or less at no extra premium generated considerable additional income in the wake of the events of 11 September. The attacks in the USA led to the creation of special terrorism policies in a form that had not previously existed. Very shortly after the attacks we realised that these products were being offered at highly attractive conditions, and we were one of the first reinsurers to participate in these covers.

*Significant market hardening a feature of property and casualty reinsurance*

In April of this year, in cooperation with other prominent insurers and reinsurers, we participated in the establishment of a specialist Luxembourg-based insurance company for property damage caused by terrorist attacks (Special Risk Insurance and Reinsurance Luxembourg S.A.). This insurer, which will fill the gaps in coverage for terrorism risks resulting from the events of 11 September, will offer insurance protection for facilities located in Europe.

Significant rate increases and improvements in conditions during the 2002 renewals were even recorded in lines which were entirely unaffected by the terrorist attacks. In US liability business, for example, where the market had been unattractive for a number of years, the renewal of our portfolio generated very marked premium increases.

*Losses from the terrorist attacks to be recouped in at most three years*

As a further factor, the withdrawal of some competitors led to capacity shortages in certain areas. In credit and surety insurance, for example, we shall generate growth of around 40% due to this development.

The 2002 treaty renewals concluded to date thus promise strongly higher profitability in this business segment. Assuming an incidence of major losses in line with the multi-year average, we therefore expect to recoup the losses from the 11 September terrorist attacks in less than three years.

## *Life and health reinsurance*

In life and health reinsurance our medium-term objective is to claim the number three position on the world market. We shall accomplish this goal with an average annual growth of between 10 and 20%. Our efforts will be geared first and foremost to generating further organic growth.

*World number three ranking is medium-term goal*

We shall continue to concentrate on our core markets in Germany, the United Kingdom, France, Italy, the USA, South Africa, Malaysia, Australia and China. In the future too we shall devote our primary attention to the non-traditional business model of financing transactions

*Focus on non-traditional business model*

– in the role of a "stochastic banker". By means of these products we strive to cater to our clients' overall financial situation. We anticipate that the launch of the semi-privatised, so-called "Riester" pension in Germany coupled with further growth in the area of unit-linked life insurance in continental Europe will generate a considerable need for financing among our clients and hence offer us opportunities to grow our portfolio.

Furthermore, by way of product partnerships we shall continue to help insurers establish innovative products on the market. We support insurers with the development and financing of such new products. In our assessment, rapidly growing markets offer particularly attractive opportunities to provide such assistance.

We have developed "relationship marketing" in order to optimise our performance. This is intended to help us identify our most promising clients for the future and recognise their needs; we then adjust our capacities accordingly.

In the current financial year we expect the situation on the life and health reinsurance markets served by Hannover Life Re to remain favourable. By refocusing our portfolio on life and annuity products we shall substantially enhance the profitability of Hannover Life Re. Our medium-term objective is to generate a return on equity of 5%.

## *Program business*

*Advancement of program business in Europe*

In program business we shall continue our reorientation of Clarendon's operating activities. What this means is that in the future our underwriting policy will be guided by the profitability of the gross business. We consequently expect our results to improve dramatically. At the same time, Clarendon will substantially increase our retention. We shall keep a very critical eye on the existing portfolio and intend to refrain from writing unprofitable business in the future.

Given the decimated state of the competition, we shall be able to extend our market leadership in the US market.

Now that the Acceptance team has been integrated into our organisation, ICH will systematically develop its activities in the current year. We shall continue to write only carefully selected business.

Inter Hannover generated an enormous increase in both its gross premium income and result in the year under review, and in 2002 we expect the favourable trend to be sustained. We shall strive to advance program business in Europe. Our emphasis will be on establishing new business relationships, which are compatible with the requirements of our business model.

Subject to a normal loss experience, the overall results situation in program business should continue to improve in the current year.

## *Financial reinsurance*

*Expansion of our strategic position supported by risk-oriented products*

The sharp price increase in traditional reinsurance has fostered greater interest in financial reinsurance solutions. In the future, this will lead to enlargement of our customer base and diversification of our product range. In this respect, we shall enhance the profitability of the segment in part through risk-oriented products, which are written with higher margins. These developments will play a major role in enabling us to expand our strategic position in the global market. The current debate surrounding financial reinsurance will also have positive effects. A number of insurance supervisory authorities are looking at the issue very closely, thereby improving the general understanding of such products. Especially in emerging markets, this helps to generate demand.

The competitive situation in this segment improved markedly after a number of providers withdrew from the market in the wake of the events of 11 September.

Since US business still accounts for a dominant share of the total volume, we shall work harder in the future to improve our portfolio diversification. The very rapid premium growth of past years will slow. In the medium- to long-term we are aiming for a profit margin of around 3% of net premiums. This projected higher margin is based on the tendency towards higher-risk transactions – although the degree of risk still cannot be compared to transactions in the property and casualty reinsurance segment. A tendency can also be observed towards products that offer total balance sheet protection. Such products encompass not only the technical result, but also afford protection for the investment risk. We are currently working intensively on the development of these holistic reinsurance solutions.

### *Overall business*

*Extraordinarily good technical result*

On the basis of these expectations in our four strategic business segments, we anticipate substantial double-digit growth in our total gross premium income. In this hard market climate our portfolio diversification will show a shift in favour of property and casualty reinsurance. Assuming a normal loss experience, the information available to date indicates that the underwriting result in this segment should prove highly satisfactory.

*Disproportionate benefit derived from market opportunities*

Our investment income is by its very nature difficult to forecast. Stock markets appear to have bottomed out, and key interest rates are also moving upwards again. Yet we can scarcely anticipate that profits on disposals in the current year will be on a par with the level of previous years. The growth in the investment portfolio will generate higher ordinary income, and overall, it therefore appears likely that net investment income will be comparable with the previous year.

*Optimally positioned with AA rating*

In view of our expectations with respect to the technical account and provided both the major loss incidence and capital market conditions remain within normal bounds, net income before tax should increase substantially. From the current standpoint, therefore, the net income after tax is also expected to be highly gratifying.

Summing up, following the successfully implemented capital measures of the past twelve months we believe that we are superbly positioned. Consequently, we shall be able to profit disproportionately from the emerging market opportunities – especially those in property and casualty reinsurance – and enlarge our market share. Despite the capital increase in December 2001, our earnings per share should increase significantly relative to the adjusted 2000 result (after special effects associated with the tax computation are factored out).

Our goal with respect to our capital resources is to strengthen our AA rating with a stable outlook. With this rating we enjoy optimal positioning in the competitive environment. The 2002 renewals demonstrated that our capital strength gives us a clear competitive advantage. In the early months of 2002 we successfully concluded a further securitisation transaction. This transfer of technical risks – primarily consisting of natural catastrophe and aviation business – will substantially improve our equity position.



*James Rizzi, artist*

"The Twin Towers were so relevant to New York City, and to my work, as I live less than a kilometer from the site. This catastrophe has personally affected me; there were many New York City Firemen that I grew up with who were lost in the attack. The outpouring of help and the show of patriotism from all Americans will defeat the terrorists. New York City will remain the crossroad of the world."

| Assets<br>Figures in EUR thousand | Notes | 2001 | 2000 |
|---|---|---|---|
| Fixed-income securities – held to maturity | 5.1 | 284 070 | 267 031 |
| Fixed-income securities – available for sale | 5.1 | 8 422 878 | 6 518 580 |
| Fixed-income securities – trading | 5.1 | 46 895 | 40 869 |
| Equity securities – available for sale | 5.1 | 1 021 451 | 1 593 969 |
| Equity securities – trading | 5.1 | 8 879 | – |
| Real estate | 5.1 | 311 207 | 228 540 |
| Other invested assets | 5.1 | 578 578 | 593 415 |
| Short-term investments | 5.1 | 622 569 | 475 849 |
| Total investments without cash | | 11 296 527 | 9 718 253 |
| Cash | | 830 659 | 482 262 |
| **Total investments and cash** | | 12 127 186 | 10 200 515 |
| Prepaid reinsurance premiums | 5.2 | 910 068 | 823 915 |
| Reinsurance recoverables on benefit reserve | 5.2 | 493 650 | 254 696 |
| Reinsurance recoverables on unpaid claims | 5.2 | 6 758 763 | 3 532 690 |
| Reinsurance recoverables on other reserves | 5.2 | 113 017 | 6 392 |
| Deferred acquisition costs | 5.2 | 1 196 459 | 714 427 |
| Accounts receivable | | 3 148 683 | 3 296 030 |
| Funds held by ceding companies | | 7 150 799 | 3 995 706 |
| Goodwill | 5.4 | 263 258 | 266 066 |
| Other assets | 5.13 | 291 574 | 275 591 |
| Accrued interest and rent | | 194 137 | 131 574 |
| | | 32 647 594 | 23 497 602 |

## Liabilities

| Figures in EUR thousand | Notes | 2001 | 2000 |
|---|---|---|---|
| Loss and loss adjustment expense reserve | 5.2 | 18 859 679 | 12 782 710 |
| Policy benefits for life and health contracts | 5.2 | 3 908 584 | 3 043 573 |
| Unearned premium reserve | 5.2 | 2 312 432 | 1 608 381 |
| Provision for contingent commission | 5.2 | 144 228 | 114 243 |
| Other technical provisions | 5.2 | 35 323 | 22 117 |
| Reinsurance payable | | 1 336 760 | 1 378 184 |
| Funds held under reinsurance treaties | | 1 744 536 | 817 609 |
| Contract deposits | | 261 250 | 109 773 |
| Minorities | 5.9 | 307 811 | 294 134 |
| Other liabilities | 5.13 | 460 673 | 307 740 |
| Taxes | 5.5 | 99 070 | 171 955 |
| *Provision for deferred taxes* | 5.5 | 588 555 | 741 102 |
| Notes payable | 5.8 | 797 148 | 415 105 |
| Surplus debenture | 5.8 | 119 517 | 117 597 |
| Total liabilities | | 30 975 566 | 21 924 223 |
| Stockholders' equity | | | |
| Common stock | 5.9 | 82 799 | 75 493 |
| Nominal value 82 799 Authorised capital 13 461 | | | |
| Additional paid-in capital | | 388 816 | 201 794 |
| Cumulative comprehensive income | | | |
| Unrealised appreciation/depreciation of investments, net of deferred taxes | 5.10 | 31 164 | 71 413 |
| Cumulative foreign currency translation adjustment, net of deferred taxes | 5.10 | (58 192) | (8 800) |
| Other changes in cumulative comprehensive income | 5.10 | (15 893) | 864 |
| Total comprehensive income | | (42 921) | 63 477 |
| Retained earnings | | | |
| Beginning of period | | 1 232 615 | 900 630 |
| Net income | | 11 084 | 364 880 |
| Dividend paid | | (69 990) | (80 426) |
| Other changes | | 69 625 | 47 531 |
| | | 1 243 334 | 1 232 615 |
| **Total stockholders' equity** | | 1 672 028 | 1 573 379 |
| | | 32 647 594 | 23 497 602 |

| *Figures in EUR thousand* | *Notes* | *2001* | *2000* |
|---|---|---|---|
| Gross written premiums | | 11 507 489 | 8 320 493 |
| Ceded written premiums | | 4 409 828 | 3 016 514 |
| Change in gross unearned premiums | | (623 721) | (216 922) |
| Change in ceded unearned premiums | | 22 119 | 123 127 |
| **Net premiums earned** | | 6 496 059 | 5 210 184 |
| Ordinary investment income | 5.1 | 941 988 | 798 947 |
| Realised gains on investments | 5.1 | 190 006 | 251 168 |
| Realised losses on investments | 5.1 | 134 053 | 70 524 |
| Unrealised gains and losses on investments | 5.1 | 21 332 | (4 402) |
| Other investment expenses | 5.1 | 73 567 | 106 509 |
| **Net investment income** | 5.1 | 945 706 | 868 680 |
| Other technical income | | 17 831 | 18 704 |
| **Total revenues** | | 7 459 596 | 6 097 568 |
| Claims and claims expenses | 5.2 | 5 795 449 | 4 467 863 |
| Change in policy benefits for life and health contracts | 5.2 | 297 973 | 37 494 |
| Commission and brokerage | 5.2 | 1 028 602 | 903 946 |
| Other acquisition costs | 5.2 | 11 667 | 17 627 |
| Other technical expenses | | 79 869 | 71 468 |
| Administrative expenses | | 178 574 | 179 675 |
| **Total technical expenses** | | 7 392 134 | 5 678 073 |
| **Profit or loss on ordinary activities** | | 67 462 | 419 495 |
| Amortisation of goodwill | 5.4 | 13 377 | 11 679 |
| Other income/expenses | 5.15 | (943) | (103 540) |
| Net income before taxes | | 53 142 | 304 276 |
| Taxes (tax revenue in 2000) | 5.5 | 17 505 | 129 025 |
| Minority interest | | (24 553) | (68 421) |
| **Net income** | | 11 084 | 364 880 |

| Figures in EUR thousand | Notes | 2001 | 2000 |
|---|---|---|---|
| **Other comprehensive income** | 5.10 | | |
| Net unrealised appreciation/depreciation of investments | | (40 249) | 22 680 |
| Cumulative foreign currency translation adjustments | | (49 392) | (27 937) |
| Other comprehensive income | | (16 757) | (2 091) |
| **Net comprehensive income** | | (95 314) | 357 532 |
| **Earnings per share** | 5.12 | | |
| Earnings per share in EUR | | 0.34 | 13.29 |
| Diluted earnings per share in EUR | | 0.34 | 12.38 |

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| **I. Cash flows from operating activities** | | |
| Consolidated net income (after tax) | 11 084 | 364 880 |
| Appreciation/depreciation | 54 434 | 88 502 |
| Net realised gains and losses on investments | (55 953) | (180 644) |
| Amortisation of investments | (2 650) | (10 925) |
| Changes in funds held | (2 179 236) | (897 298) |
| Changes in prepaid reinsurance premiums (net) | 603 500 | 77 205 |
| Changes in tax assets/provisions for taxes | (212 995) | (228 831) |
| Changes in benefit reserves (net) | 569 958 | 679 796 |
| Changes in claims reserves (net) | 2 695 687 | 1 023 537 |
| Changes in deferred acquisition costs | (482 738) | (220 218) |
| Changes in other technical provisions | (89 396) | 20 883 |
| Changes in clearing balances | 119 083 | (605 279) |
| Changes in other assets and liabilities (net) | 93 182 | (567 173) |
| **Cash flows from operating activities** | 1 123 960 | (455 565) |
| | | |
| Income taxes paid (-)/refunded (+) | (97 620) | (95 269) |
| Interest paid | (88 554) | (96 205) |
| | | |
| **II. Cash flows from investing activities** | | |
| Fixed income securities – held to maturity | | |
| Maturities | 15 705 | 11 924 |
| Purchases | (31 745) | (14 165) |
| Fixed income securities – available for sale | | |
| Maturities, sales | 3 377 429 | 1 803 328 |
| Purchases | (4 986 378) | (1 766 656) |
| Equity securities – available for sale | | |
| Sales | 831 694 | 562 338 |
| Purchases | (400 488) | (565 639) |
| Other invested assets | | |
| Sales | 312 654 | 306 625 |
| Purchases | (300 176) | (419 630) |
| Affiliated companies and participating interests | | |
| Sales | 26 500 | 11 002 |
| Acquisitions | (53 939) | (80 704) |
| Real estate | | |
| Sales | 1 094 | – |
| Acquisitions | (84 360) | (7 148) |
| Short-term investments | | |
| Changes | (151 176) | 235 194 |
| Other changes (net) | (7 972) | 195 895 |
| **Cash flows from investing activities** | (1 451 158) | 272 364 |

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| **III. Cash flows from financing activities** | | |
| Changes in treasury stock | – | 230 |
| Inflows from capital increases | 209 644 | 12 782 |
| Net changes in contract deposits | 156 214 | 168 850 |
| Dividend paid | (69 990) | (80 426) |
| Changes in notes payable | 350 646 | (925) |
| Other changes | 30 594 | 116 134 |
| **Cash flows from financing activities** | 677 108 | 216 645 |
| **IV. Exchange rate differences on cash** | (1 513) | 11 552 |
| **Change in cash and cash equivalents (I.+II.+III.+IV.)** | 348 397 | 44 996 |
| Cash and cash equivalents at the beginning of the period | 482 262 | 437 266 |
| Change in cash and cash equivalents according to cash flow statement | 348 397 | 44 996 |
| **Cash and cash equivalents at the end of the period** | 830 659 | 482 262 |

In the following table we have allocated the underwriting assets and liabilities as at 31 December 2001 and 2000 to our business segments after eliminating intergroup transactions across segments.

Segmentation of underwriting assets and liabilities

| Figures in EUR thousand | Property/ casualty reinsurance 2001 | Property/ casualty reinsurance 2000 | Life/ health reinsurance 2001 | Life/ health reinsurance 2000 |
|---|---|---|---|---|
| **Assets** | | | | |
| Prepaid reinsurance premiums | 135 664 | 112 460 | 503 | 359 |
| Deferred acquisition costs (net) | 218 873 | 135 330 | 889 117 | 577 863 |
| Reinsurance recoverables on benefit reserves | – | – | 493 650 | 254 696 |
| Reinsurance recoverables on incurred claims and others | 3 309 175 | 1 329 943 | 187 807 | 195 144 |
| Funds held by ceding companies | 376 714 | 301 436 | 3 007 960 | 1 887 236 |
| **Total underwriting assets** | 4 040 426 | 1 879 169 | 4 579 037 | 2 915 298 |
| **Liabilities** | | | | |
| Loss and loss adjustment expense reserve | 10 120 457 | 7 497 745 | 1 087 888 | 952 999 |
| Policy benefits for life and health contracts | – | – | 3 908 584 | 3 043 573 |
| Unearned premium reserve | 1 016 839 | 701 855 | 15 926 | 4 723 |
| Other technical provisions | 135 574 | 121 977 | 36 661 | 6 680 |
| Funds held under reinsurance treaties | 735 653 | 403 926 | 331 418 | 347 076 |
| **Total underwriting liabilities** | 12 008 523 | 8 725 503 | 5 380 477 | 4 355 051 |

| Program business 2001 | Program business 2000 | Financial reinsurance 2001 | Financial reinsurance 2000 | Total 2001 | Total 2000 |
|---|---|---|---|---|---|
| | | | | | |
| 773 901 | 673 482 | – | 37 614 | 910 068 | 823 915 |
| 86 879 | (262) | 1590 | 1 496 | 1 196 459 | 714 427 |
| – | – | – | – | 493 650 | 254 696 |
| 2 540 021 | 1 876 231 | 834 777 | 137 764 | 6 871 780 | 3 539 082 |
| 34 693 | 63 159 | 3 731 432 | 1 743 875 | 7 150 799 | 3 995 706 |
| 3 435 494 | 2 612 610 | 4 567 799 | 1 920 749 | 16 622 756 | 9 327 826 |
| | | | | | |
| 3 107 002 | 2 175 503 | 4 544 332 | 2 156 463 | 18 859 679 | 12 782 710 |
| – | – | – | – | 3 908 584 | 3 043 573 |
| 1 153 976 | 792 972 | 125 691 | 108 831 | 2 312 432 | 1 608 381 |
| 2 841 | – | 4 475 | 7 703 | 179 551 | 136 360 |
| 309 520 | 8 040 | 367 945 | 58 567 | 1 744 536 | 817 609 |
| 4 573 339 | 2 976 515 | 5 042 443 | 2 331 564 | 27 004 782 | 18 388 633 |

Segmental statement of income

| Figures in EUR thousand | Property/ casualty reinsurance 2001 | Property/ casualty reinsurance 2000 | Life/ health reinsurance 2001 | Life/ health reinsurance 2000 |
|---|---|---|---|---|
| Gross written premiums | 4 938 461 | 3 385 386 | 2 371 022 | 2 090 506 |
| Net premiums earned | 2 989 302 | 2 524 439 | 1 740 263 | 1 592 297 |
| Claims and claims expenses | 2 795 966 | 2 033 826 | 1 066 010 | 1 209 010 |
| Change in policy benefits for life and health contracts | – | – | (297 973) | (37 494) |
| Commission and brokerage and other technical expenses | 603 834 | 625 844 | 492 601 | 424 602 |
| Other technical income | 13 468 | 4 323 | 2 949 | 13 949 |
| Investment income | 361 353 | 471 930 | 196 751 | 204 347 |
| Administrative expenses | 84 261 | 75 444 | 32 459 | 56 869 |
| **Net technical and investment income** | (119 938) | 265 578 | 50 920 | 82 618 |
| Other expenses | (37 971) | 45 851 | 6 473 | 51 720 |
| **Net income before tax** | (81 967) | 219 727 | 44 447 | 30 898 |
| Taxes (tax revenue) | (14 387) | (108 729) | 15 764 | (27 658) |
| Minority interest | (7 946) | (61 943) | (5 452) | (4 624) |
| **Net income** | (75 526) | 266 513 | 23 231 | 53 932 |

| Program business 2001 | Program business 2000 | Financial reinsurance 2001 | Financial reinsurance 2000 | Total 2001 | Total 2000 |
|---|---|---|---|---|---|
| 2 457 400 | 1 974 407 | 1 740 606 | 870 194 | 11 507 489 | 8 320 493 |
| 486 149 | 292 699 | 1 280 345 | 800 749 | 6 496 059 | 5 210 184 |
| 376 015 | 261 809 | 1 557 458 | 963 218 | 5 795 449 | 4 467 863 |
| – | – | – | – | (297 973) | (37 494) |
| 10 953 | (4 365) | 12 750 | (53 040) | 1 120 138 | 993 041 |
| – | – | 1 414 | 432 | 17 831 | 18 704 |
| 29 647 | 24 682 | 357 955 | 167 721 | 945 706 | 868 680 |
| 59 040 | 42 686 | 2 814 | 4 676 | 178 574 | 179 675 |
| 69 788 | 17 251 | 66 692 | 54 048 | 67 462 | 419 495 |
| 40 404 | 14 650 | 5 414 | 2 998 | 14 320 | 115 219 |
| 29 384 | 2 601 | 61 278 | 51 050 | 53 142 | 304 276 |
| 10 235 | 3 394 | 5 893 | 3 968 | 17 505 | (129 025) |
| (1 325) | 3 902 | (9 830) | (5 756) | (24 553) | (68 421) |
| 17 824 | 3 109 | 45 555 | 41 326 | 11 084 | 364 880 |

# Contents

## 1. General accounting principles

The parent company of Hannover Rückversicherungs-Aktiengesellschaft (Hannover Re) is HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i et seq. of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. We have prepared our own consolidated financial statement, although there is no legal obligation to do so, in order to show the activities of the Hannover Re Group.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

All Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) on or before 31 December 2001 with binding effect for the 2001 financial year have been observed in the consolidated financial statement.

In the consolidated financial statement and the individual companies' financial statements it is to some extent necessary to make estimates and assumptions, which affect the assets and liabilities shown in the balance sheet and the disclosure of income and expenses during the reporting period. The actual amounts may diverge from the estimated amounts.

## 2. Accounting principles including reporting and valuation methods

The annual financial statements included in the consolidated financial statement were drawn up as at 31 December.

The annual financial statements of all companies were initially drawn up in compliance with the provisions of the respective national laws and then transformed to US GAAP in accordance with standard Group accounting and valuation rules.

## 3. Consolidated companies and consolidation principles

### Consolidated companies

Hannover Re is the parent company of the Group. The consolidated financial statement includes three German and eighteen foreign companies, as well as two foreign consolidated entities. Two German and three foreign companies were consolidated using the equity basis of accounting.

The following companies are included in the consolidated financial statement

| Name and registered office of the company | Participation in % |
|---|---|
| Companies resident in Germany | |
| HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG, Munich/Germany | 99.8 |
| GbR Hannover Rückversicherungs-AG/ E+S Rückversicherungs-AG-Grundstücksgesellschaft, Hannover/Germany | 67.5 |
| E+S Rückversicherungs-AG, Hannover/Germany | 50.1 |

| Name and registered office of the company | Participation in % |
|---|---|
| Companies resident abroad | |
| Hannover Finance (Luxembourg) S.A., Luxembourg | 100.0 |
| Hannover Finance (UK) Limited, Virginia Water/UK | 100.0 |
| Hannover Life Reassurance Company of America, Orlando/USA | 100.0 |
| Hannover Life Reassurance (Ireland) Ltd., Dublin/Ireland | 100.0 |
| Hannover Life Reassurance (UK) Ltd., Virginia Water/UK | 100.0 |
| Hannover Re (Bermuda) Ltd., USA | 100.0 |
| Hannover Reinsurance (Ireland) Ltd., Dublin/Ireland | 100.0 |
| Hannover Re Sweden Insurance Company Ltd., Stockholm/Sweden | 100.0 |
| Hannover Services (UK) Ltd., Virginia Water/UK | 100.0 |
| Insurance Corporation of Hannover, Chicago/USA | 100.0 |
| International Insurance Company of Hannover Ltd., Virginia Water/UK | 100.0 |
| WRH Offshore High Yield Partners L.P., Wilmington/USA | 100.0 |
| Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/South Africa | 96.9 |
| Hannover Reinsurance Group Africa compiles its own sub-group financial statement, including the following major companies in which it holds the following shares: | |
| Hannover Life Reassurance Africa Ltd., Johannesburg/South Africa | 100.0 |
| Hannover Reinsurance Africa Ltd., Johannesburg/South Africa | 100.0 |
| Hannover Reinsurance Mauritius Ltd., Port Louis/Mauritius | 100.0 |
| Lireas Holdings (Pty) Ltd., Johannesburg/South Africa | 100.0 |
| Hannover Re Real Estate Holdings, Inc., Orlando/USA | 86.5 |
| Hannover Finance, Inc., Wilmington/USA | 90.0 |
| Hannover Finance, Inc. compiles its own sub-group financial statement, including the following major companies in which it holds the following shares: | |
| Clarendon America Insurance Company, Trenton/USA | 100.0 |
| Clarendon National Insurance Company, Trenton/USA | 100.0 |
| Clarendon Select Insurance Company, Tallahassee/USA | 100.0 |
| Harbor Specialty Insurance Company, Trenton/USA | 100.0 |
| Lion Insurance Company, Tallahassee/USA | 100.0 |
| Redland Insurance Company, Council Bluffs/USA | 100.0 |
| Penates A, Ltd., Tortola/British Virgin Islands | 84.3 |
| Hannover Life Re of Australasia Ltd, Sydney/Australia | 75.5 |
| Protection Reinsurance Intermediaries Ltd., London/UK | 75.0 |
| Hannover Re Advanced Solutions Limited, Dublin/Ireland | 50.0 |
| E+S Reinsurance (Ireland) Ltd., Dublin/Ireland | 50.1 |
| Associated Companies | |
| Resident in Germany | |
| WeHaCo Unternehmensbeteiligungs-AG, Hannover/Germany | 37.5 |
| HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hannover/Germany | 25.0 |
| Resident abroad | |
| ITAS Assicurazioni SpA, Trient/Italy | 43.7 |
| ITAS Vita SpA, Trient/Italy | 43.7 |
| WPG Corporate Development Associates IV (Overseas), L.L.C., Grand Cayman/Cayman Islands | 26.5 |

A complete list of shares in affiliated companies and participations has been drawn up separately and deposited with the Commercial Register (Hannover HRB 6778).

### *Capital consolidation*

With the adoption of two new standards (SFAS 141 "business combinations" and SFAS 142 "goodwill and other intangible assets") at the end of June 2001 the Financial Accounting Standards Board (FASB) fundamentally revised the reporting of goodwill in the balance sheet. The following new considerations relating to goodwill may be highlighted:

- Goodwill can now only be created through business combinations

- Goodwill is classified as a non-wasting asset and scheduled depreciation of existing goodwill has been suspended

- New allocation criteria have been defined for goodwill on the basis of compulsory allocation to reporting units (reporting units - impairment test level)

- A special two-level impairment method has been defined for the determination of goodwill

The innovations set out above will be applied for the first time by Hannover Re in the financial year commencing after 31 December 2001.

The capital consolidation is based upon the "purchase accounting" method (comparable to the German revaluation method). The purchase costs of the parent company have been netted with the proportionate stockholders' equity of the subsidiary at the time when it was first included in the consolidated financial statement after the revaluation of all assets and liabilities. The difference between the revalued stockholders' equity of the subsidiary and the purchase price is shown in the assets as goodwill and depreciated at a constant rate over the expected useful life. The anticipated useful life is between 15 and 40 years. Immaterial and negative goodwill were booked to earnings in the year of their occurrence. Where minority interests in the stockholders' equity exist, such interests are shown under other liabilities. The minority interest in the result is deducted from the net income in the statement of income and totalled EUR 24,553 thousand (previous year: EUR 68,421 thousand) in the 2001 financial year.

### *Debt consolidation*

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

### *Consolidation of expenses and profit*

The effects of business transactions within the Group were eliminated.

## *4. Acquisitions/new establishments*

At the beginning of the year under review the Insurance Corporation of Hannover (ICH), Los Angeles, acquired significant parts of the program business of Acceptance Insurance Companies, Inc. This acquisition increased the premium income of ICH by EUR 78 million.

### *Hannover Finance (Luxembourg) S.A.*

In order to safeguard the sustained financial strength of the Hannover Re Group, Hannover Re issued subordinated debt. For this purpose Hannover Re established Hannover Finance (Luxembourg) S.A. on 8 February 2001 as a wholly owned subsidiary with common stock of EUR 200 thousand. The company operates as a financing company.

### *Hannover Reinsurance (Bermuda) Ltd.*

Effective 30 March 2001 the new company Hannover Reinsurance (Bermuda) Ltd. was established. It has stockholders' equity of EUR 250.0 million. The company commenced business operations on 1 April 2001. A participation wholly owned by Hannover Re, the company transacts reinsurance business and in particular writes natural catastrophe excess of loss coverages.

## *5. Notes on the individual items of the balance sheet and statement of income*

### *5.1 Investments including income and expenses*

Investments were valued in accordance with SFAS 115 (accounting for certain investments in debt and equity securities). The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private equity limited partnerships.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

| 2001<br>Figures in EUR thousand | Cost or amortised cost | Unrealised gains | Unrealised losses | Fair value |
|---|---|---|---|---|
| **Investments held to maturity** | | | | |
| Fixed-income securities | | | | |
| US Treasury Notes | 32 893 | 1 573 | – | 34 466 |
| Other foreign government debt securities | 2 289 | 73 | – | 2 362 |
| Corporate securities | 174 238 | 8 250 | 299 | 182 189 |
| Asset-backed securities | 56 031 | 3 862 | – | 59 893 |
| Other securities | 18 619 | 36 | 189 | 18 466 |
| **Total** | 284 070 | 13 794 | 488 | 297 376 |

| 2000<br>Figures in EUR thousand | Cost or amortised cost | Unrealised gains | Unrealised losses | Fair value |
|---|---|---|---|---|
| **Investments held to maturity** | | | | |
| Fixed-income securities | | | | |
| US Treasury Notes | 33 730 | 806 | – | 34 536 |
| Other foreign government debt securities | 2 188 | 22 | – | 2 210 |
| Corporate securities | 168 386 | 6 551 | 437 | 174 500 |
| Asset-backed securities | 55 986 | 3 369 | – | 59 355 |
| Other securities | 6 741 | 22 | – | 6 763 |
| **Total** | 267 031 | 10 770 | 437 | 277 364 |

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio, available-for-sale portfolio and trading portfolio as at the balance sheet dates of 31 December 2001 and 2000

| Figures in EUR thousand | 2001 Cost or amortised cost | 2001 Estimated fair value | 2000 Cost or amortised cost | 2000 Estimated fair value |
|---|---|---|---|---|
| **Held-to-maturity** | | | | |
| Due in one year | 7 950 | 7 978 | 13 623 | 13 640 |
| Due after one through five years | 197 670 | 206 654 | 162 949 | 167 962 |
| Due after five through ten years | 75 095 | 64 465 | 84 007 | 89 010 |
| Due after ten years | 3 355 | 18 279 | 6 452 | 6 752 |
| **Total** | 284 070 | 297 376 | 267 031 | 277 364 |
| **Available-for-sale** | | | | |
| Due in one year | 800 467 | 799 807 | 920 887 | 907 266 |
| Due after one through five years | 4 571 102 | 4 631 074 | 2 720 974 | 2 779 964 |
| Due after five through ten years | 1 815 000 | 1 859 462 | 1 350 009 | 1 371 195 |
| Due after ten years | 1 163 738 | 1 132 535 | 1 450 673 | 1 460 155 |
| **Total** | 8 350 307 | 8 422 878 | 6 442 543 | 6 518 580 |
| **Trading** | | | | |
| Due after one through five years | 7 832 | 7 878 | – | – |
| Due after five through ten years | 38 789 | 39 016 | 45 251 | 40 869 |
| **Total** | 46 620 | 46 895 | 45 251 | 40 869 |

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolios of investments classified as available for sale and trading

| 2001<br>Figures in EUR thousand | Cost or amortised cost | Unrealised gains | Unrealised losses | Fair value |
|---|---|---|---|---|
| **Available-for-sale** | | | | |
| Fixed-income securities | | | | |
| Government debt securities of EU member states | 1 696 999 | 20 010 | 8 453 | 1 708 556 |
| US Treasury Notes | 1 381 566 | 39 156 | 2 435 | 1 418 287 |
| Other foreign government debt securities | 383 918 | 8 075 | 14 393 | 377 600 |
| Corporate securities | 3 284 762 | 98 143 | 64 378 | 3 318 527 |
| Asset-backed securities | 788 316 | 15 138 | 16 692 | 786 762 |
| From investment funds | 562 144 | – | 5 545 | 556 599 |
| Other securities | 252 602 | 4 930 | 985 | 256 547 |
| | 8 350 307 | 185 452 | 112 881 | 8 422 878 |
| Dividend-bearing securities | | | | |
| Equities | 309 407 | 33 027 | 21 089 | 321 345 |
| From investment funds | 746 787 | 884 | 47 993 | 699 678 |
| Other dividend-bearing securities | 728 | – | 300 | 428 |
| | 1 056 922 | 33 911 | 69 382 | 1 021 451 |
| Short-term investments | 622 569 | – | – | 622 569 |
| **Total** | 10 029 798 | 219 363 | 182 263 | 10 066 898 |
| **Trading** | | | | |
| Fixed-income securities | | | | |
| Corporate securities | 46 620 | 275 | – | 46 895 |
| Dividend-bearing securities | | | | |
| Derivatives | – | 9 287 | 408 | 8 879 |
| **Total** | 46 620 | 9 562 | 408 | 55 774 |

| 2000<br>Figures in EUR thousand | Cost or amortised cost | Unrealised gains | Unrealised losses | Fair value |
|---|---|---|---|---|
| **Available-for-sale** | | | | |
| Fixed-income securities | | | | |
| Government debt securities of EU member states | 756 390 | 18 464 | 403 | 774 451 |
| US Treasury Notes | 1 016 210 | 27 891 | 1 467 | 1 042 634 |
| Other foreign government debt securities | 327 667 | 4 380 | 2 287 | 329 760 |
| Corporate securities | 2 643 204 | 47 773 | 34 101 | 2 656 876 |
| Asset-backed securities | 707 007 | 9 979 | 7 831 | 709 155 |
| From investment funds | 911 061 | 11 803 | – | 922 864 |
| Other securities | 81 004 | 2 756 | 920 | 82 840 |
| | 6 442 543 | 123 046 | 47 009 | 6 518 580 |
| Dividend-bearing securities | | | | |
| Equities | 477 143 | 71 117 | 22 402 | 525 858 |
| From investment funds | 1 097 088 | 463 | 37 476 | 1 060 075 |
| Other dividend-bearing securities | 4 255 | 3 781 | – | 8 036 |
| | 1 578 486 | 75 361 | 59 878 | 1 593 969 |
| Short-term investments | 475 850 | – | 1 | 475 849 |
| **Total** | 8 496 879 | 198 407 | 106 888 | 8 588 398 |
| **Trading** | | | | |
| Fixed-income securities | | | | |
| Corporate securities | 45 251 | – | 4 382 | 40 869 |
| **Total** | 45 251 | – | 4 382 | 40 869 |

Investment income

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| Real estate | 23 627 | 22 204 |
| Dividends | 35 644 | 82 408 |
| Ordinary investment income on fixed-income securities | 463 961 | 433 745 |
| Other income | 418 756 | 260 590 |
| **Ordinary investment income** | 941 988 | 798 947 |
| Realised gains on investments | 190 006 | 251 168 |
| Realised losses from investments | 134 053 | 70 524 |
| Unrealised gains and losses | 21 332 | (4 402) |
| Other investment expenses | 73 567 | 106 509 |
| **Total investment income** | 945 706 | 868 680 |

The decrease in dividends was largely due to the fact that income from companies consolidated using the equity basis of accounting was lower than in the previous year.

The increase in other income derived largely from higher interest on deposits.

Rating structure of fixed-income securities

| 2001<br>Figures in EUR thousand | AAA | AA | A | BBB | BB | B | C | Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| Fixed-income securities – held-to-maturity | 169 031 | 84 033 | 19 596 | 8 538 | 606 | 2 266 | – | – | 284 070 |
| Fixed-income securities – available-for-sale | 5 085 611 | 1 618 287 | 1 058 751 | 385 980 | 23 886 | 98 049 | 1 800 | 150 514 | 8 422 878 |
| Fixed-income securities – trading | – | – | – | 2 438 | 14 373 | 29 827 | 257 | – | 46 895 |
| **Total fixed-income securities** | 5 254 642 | 1 702 320 | 1 078 347 | 396 956 | 38 865 | 130 142 | 2 057 | 150 514 | 8 753 843 |

| 2000<br>Figures in EUR thousand | AAA | AA | A | BBB | BB | B | C | Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| Fixed-income securities – held-to-maturity | 185 612 | 64 272 | 10 853 | 5 438 | 856 | – | – | – | 267 031 |
| Fixed-income securities – available-for-sale | 3 369 539 | 877 367 | 713 019 | 154 992 | 44 377 | 52 948 | 136 | 1 306 202 | 6 518 580 |
| Fixed-income securities – trading | – | – | – | – | – | – | – | 40 869 | 40 869 |
| **Total fixed-income securities** | 3 555 151 | 941 639 | 723 872 | 160 430 | 45 233 | 52 948 | 136 | 1 347 071 | 6 826 480 |

Investments were held in the following currencies

| 2001<br>Figures in EUR thousand | AUD | CAD | EUR | GBP | JPY | USD | ZAR | Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| Fixed-income securities – held-to-maturity | – | – | 235 193 | – | – | 48 877 | – | – | 284 070 |
| Fixed-income securities – available-for-sale | 403 571 | 334 705 | 2 707 193 | 939 217 | 63 424 | 3 812 330 | 19 984 | 142 454 | 8 422 878 |
| Fixed-income securities – trading | – | – | – | – | – | 46 895 | – | – | 46 895 |
| Equity securities – available-for-sale | 32 610 | 2 701 | 415 272 | 48 201 | – | 476 820 | 45 517 | 330 | 1 021 451 |
| Equity securities – trading | – | – | 5 124 | 3 755 | – | – | – | – | 8 879 |
| Other invested assets | 77 | – | 288 812 | 6 805 | 1 225 | 581 939 | 7 694 | 3 233 | 889 785 |
| Short-term investments, cash | 71 593 | 27 835 | 322 961 | 66 185 | 18 426 | 809 802 | 32 026 | 104 400 | 1 453 228 |
| **Total investments and cash** | 507 851 | 365 241 | 3 974 555 | 1 064 163 | 83 075 | 5 776 663 | 105 221 | 250 417 | 12 127 186 |

| 2000<br>Figures in EUR thousand | AUD | CAD | EUR | GBP | JPY | USD | ZAR | Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| Fixed-income securities – held-to-maturity | – | – | 215 163 | – | – | 51 868 | – | – | 267 031 |
| Fixed-income securities – available-for-sale | 352 835 | 163 005 | 2 491 153 | 610 788 | 68 172 | 2 724 523 | 7 732 | 100 372 | 6 518 580 |
| Fixed-income securities – trading | – | – | – | – | – | 40 869 | – | – | 40 869 |
| Equity securities – available-for-sale | 38 526 | 2 743 | 782 562 | 48 700 | 2 020 | 607 607 | 71 251 | 40 560 | 1 593 969 |
| Other invested assets | 87 | – | 384 836 | 8 516 | 5 110 | 410 347 | 9 536 | 3 523 | 821 955 |
| Short-term investments, cash | 136 781 | 12 272 | 158 834 | 80 564 | 19 470 | 457 426 | 38 072 | 54 692 | 958 111 |
| **Total investments and cash** | 528 229 | 178 020 | 4 032 548 | 748 568 | 94 772 | 4 292 640 | 126 591 | 199 147 | 10 200 515 |

Real estate

Real estate is divided into real estate for own use and third-party use. Only the real estate in the portfolio which is used to generate income is shown under the investments. Real estate is valued at cost of acquisition less scheduled depreciation.

Income and expenses from rental agreements are included in the investment income.

Real estate

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| Real estate | 311 207 | 228 540 |
| Own-use real estate (other assets) | 44 299 | 46 964 |

Cash equivalents

This item comprises investments with a life of up to one year.

Securitisation of reinsurance risks

The portfolio of investments includes securities whose returns are dependent on the occurrence of defined natural catastrophe events. Interest on these securities is calculated using the retrospective interest method.

## *5.2 Underwriting assets and liabilities*

Underwriting assets

The retrocessionaires' portions of the technical provisions are based on the contractual agreements of the underlying reinsurance treaties.

Contrary to German accounting requirements, SFAS 60 "accounting and reporting by insurance enterprises" requires that acquisition costs be capitalised as assets and amortised via the statement of income in proportion to the earned premiums.

In the case of property and casualty reinsurance, acquisition costs directly connected with the acquisition or renewal of treaties are deferred and amortised in line with the unearned portion of the premiums. In life and health reinsurance, the capitalised acquisition costs under life and annuity policies with regular premium payments are determined in the light of the period of the contracts, the expected surrenders, the lapse expectancies and the anticipated interest income. In the case of annuity policies with a single premium payment, these values refer to the expected policy period or period of annuity payment.

Overall, the deferred acquisition costs developed as follows in the year under review

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| Balance as at 1 January | 714 427 | 480 567 |
| Currency exchange rate differences | 4 167 | 650 |
| | 718 594 | 481 217 |
| Changes | 477 659 | 233 605 |
| Currency exchange rate differences between valuation at the average rate and the year-end rate | 206 | (395) |
| **Balance as at 31 December** | 1 196 459 | 714 427 |

Technical provisions

The loss and loss adjustment expense reserves are in principle calculated on the basis of the information supplied by ceding companies. IBNR reserves are also included. The total amount of the reserves corresponds to the "principle of best estimate" under US GAAP. This estimate is based on past experience and estimations of future development. In one subsegment of financial reinsurance technical provisions were discounted at interest rates of between 5.0% and 8.6%. The interest rates are determined by the contractual agreements. These treaties are discounted over a period of at least four years, which represents the period from inception to expiry of the respective contracts. The discounted amount totals EUR 1,370.4 million (EUR 675.9 million). As at year-end 2001 the discounted provisions amounted to EUR 4,758.3 million (EUR 1,760.3 million).

The trend towards higher asbestos-related claims and lower pollution damage exposures – especially in the USA – continued. As at year-end 2001 we constituted the following additional provisions on the basis of these projections:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Figures in EUR thousand | Gross | Net | Gross | Net |
| Asbestos-related claims | 82 803 | 78 154 | 55 239 | 52 982 |
| Pollution damage | 47 008 | 33 620 | 75 873 | 50 296 |

Projections and calculations make allowance for all foreseeable risks and are constantly adjusted in line with the latest information. Management believes that the provisions are adequate to cover the ultimate gross cost of losses and loss expenses incurred as at 31 December 2001.

The development of the loss and loss adjustment expense reserve is shown in the following table. Commencing with the gross reserve, the change in the reserve after deduction of the reinsurers' portions is shown in the year under review and the previous year.

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| Reserve as at 31 December of previous year (gross) | 12 782 710 | 10 776 704 |
| Reserve as at 31 December of previous year (retro) | 3 532 690 | 2 896 441 |
| Reserve as at 31 December of previous year (net) | 9 250 020 | 7 880 263 |
| Effects of currency conversion as at 1 January of year under review | 264 825 | 303 350 |
| Net reserve as at 1 January of year under review | 9 514 845 | 8 183 613 |
| Incurred claims and claims expenses | | |
| Year under review | 4 813 028 | 3 518 106 |
| Previous years | 982 421 | 949 757 |
| | 5 795 449 | 4 467 863 |
| Less: | | |
| Claims and claims expenses paid | | |
| Year under review | 617 209 | 534 475 |
| Previous years | 2 564 727 | 2 741 273 |
| | 3 181 936 | 3 275 748 |
| Effects of currency conversion at exchange rates on 31 December of year under review (net) | (27 442) | (125 708) |
| Reserve as at 31 December of year under review (net) | 12 100 916 | 9 250 020 |
| Reserve as at 31 December of year under review (retro) | 6 758 763 | 3 532 690 |
| **Reserve as at 31 December of year under review (gross)** | 18 859 679 | 12 782 710 |

Policy benefits for life and health contracts are established in accordance with the principles set out in SFAS 60. The provisions are based on the Group companies' information regarding mortality, interest and lapse rates.

Unearned premiums derive from the deferral of ceded reinsurance premiums. They are geared to the period during which the risk is carried and were established in accordance with the information supplied by ceding companies. In cases where no information was received, the unearned premiums were estimated using suitable methods. Premiums paid for periods subsequent to the date of the balance sheet were deferred from recognition within the statement of income.

## *5.3 Contracts with no technical risk*

We have identified insurance contracts, which do not satisfy the requirements of SFAS 113 (accounting and reporting for reinsurance of short-duration and long-duration contracts). These involve reinsurance treaties under which the risk transfer between the ceding company and the reinsurer is of merely subordinate importance. Those contracts allocated to the life and health reinsurance segment were merely brought to account in the amount of the fees accruing to the reinsurer from the ceding company. Contracts allocated to the other segments were eliminated in full from the technical account. The profit components were netted under other income/expenses. Technical amounts were shown as contract deposits on the assets and liabilities sides.

## *5.4 Goodwill; present value of future profits on acquired life reinsurance portfolios*

Development of goodwill

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| Goodwill net as at 1 January | 266 066 | 265 555 |
| Currency exchange rate differences | 10 569 | 14 124 |
| | 276 635 | 279 679 |
| Additions | – | 21 899 |
| Deductions | – | 23 833 |
| Amortisation | 13 377 | 11 679 |
| **Goodwill net as at 31 December** | 263 258 | 266 066 |

The amortisation reported in the financial year was primarily attributable to E+S Rückversicherungs-AG and the Clarendon Insurance Group.

Development of the present value of future profits (PVFP) on acquired life reinsurance portfolios

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| Balance as at 1 January | 19 409 | 23 253 |
| Currency exchange rate differences | – | (102) |
| | 19 409 | 23 151 |
| Additions | – | 1 207 |
| Amortisation | 2 394 | 4 949 |
| **Balance as at 31 December** | 17 015 | 19 409 |

The period of amortisation on acquired portfolios varies between 5.5 and 15 years.

## *5.5 Tax and deferred tax*

Deferred tax assets and liabilities are booked in accordance with SFAS 109 for tax reductions and additional tax charges expected in subsequent financial years, insofar as they result from different valuations of individual balance sheet items. In principle, such valuation differences may arise between the national tax balance sheet and the national commercial balance sheet, the uniform consolidated balance sheet and the national commercial balance sheet as well as from tax loss carry-forwards and tax credits. Deferred taxes are based on the current tax rates. In the event of a change in the tax rates on which the calculation of the deferred taxes is based, appropriate allowance is made in the year in which the change in the tax rate is stipulated by law with sufficient certainty. Deferred taxes at the Group level are booked using the Group tax rate of 40%.

Deferred tax assets and deferred tax liabilities of all Group companies

| *Figures in EUR thousand* | *2001* | *2000* |
|---|---|---|
| **Deferred tax assets** | | |
| Tax loss carry-forwards | 99 581 | 56 347 |
| Valuation differences arising out of property and casualty reinsurance | 84 195 | 83 935 |
| Other technical revaluations | 5 137 | 14 577 |
| Valuation differences relating to investments | 35 691 | 1 595 |
| Other valuation differences | 19 507 | 13 977 |
| **Total** | 244 111 | 170 431 |
| **Deferred tax liabilities** | | |
| Valuation differences arising out of property and casualty reinsurance | – | 34 854 |
| *Change in the equalisation reserve* | 394 893 | 433 739 |
| Valuation differences arising out of the portfolio of life and health reinsurance | 214 821 | 189 091 |
| Valuation differences relating to investments and other valuation differences | 152 055 | 233 185 |
| Other revaluations | 70 897 | 20 664 |
| **Total** | 832 666 | 911 533 |
| Deferred tax liabilities | 588 555 | 741 102 |

Reconciliation of the expected expense for income taxes with the actual provision for income taxes

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| Profit before income taxes | 44 985 | 304 276* |
| Expected tax rate | 38% | 53% |
| Expected expense for income taxes | 17 094 | 161 266 |
| Tax levied on distributions | – | (13 021) |
| Reduction of deferred taxes | 1 605 | (218 780) |
| Taxation differences affecting foreign subsidiaries | (35 790) | (46 765) |
| Other | 34 596 | (11 725) |
| Actual provision for income taxes | 17 505 | (129 025) |

*In the previous year also before other taxes

## 5.6 Staff and expenditures on personnel

Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,676 (previous year: 1,525). Of this number, 707 were employed in Germany in the year under review. The majority of staff was employed at the consolidated Group companies abroad.

| Personnel information | Average in 2000 | 31.3.2001 | 30.6.2001 | 30.9.2001 | 31.12.2001 | Average in 2001 |
|---|---|---|---|---|---|---|
| Number of employees (excluding board members) | 1 525 | 1 584 | 1 641 | 1 700 | 1 780 | 1 676 |

| Nationality of employees | German | US | Other | South African | UK | Irish | Total |
|---|---|---|---|---|---|---|---|
| Number of employees | 655 | 577 | 306 | 150 | 75 | 17 | 1 780 |

Expenditures on personnel

The expenditures on insurance business, claims expenses (claims settlement) and expenditures on the administration of investments include the following personnel expenditures:

| *Figures in EUR thousand* | *2001* | *2000* |
|---|---|---|
| a) Wages and salaries | | |
| aa) Expenditures on insurance business | 83 208 | 76 262 |
| ab) Expenditures on the administration of investments | 6 334 | 4 433 |
| | 89 542 | 80 695 |
| b) Social security contributions and expenditure on provisions and assistance | | |
| ba) Social security contributions | 10 120 | 8 162 |
| bb) Expenditures for pension provision | 6 418 | 5 475 |
| bc) Expenditures for assistance | 2 589 | 1 338 |
| | 19 127 | 14 975 |
| **Total** | 108 669 | 95 670 |

## *5.7 Provisions for pensions and similar liabilities*

Pension commitments are given in accordance with the pension plan. The 1968 pension plan provides for retirement, disability, widows' and orphans' benefits. The pension entitlement is dependent on length of service; entitlements under the statutory pension insurance scheme are taken into account. The pension plan was closed to new participants with effect from 31 January 1981.

On 1 April 1993 (1 June 1993 in the case of managerial staff) the 1993 pension plan came into effect. This pension plan provides for retirement, disability and surviving dependants' benefits. The scheme is based upon annual determination of the pension contributions. At 1% up to the assessment limit in the statutory pension insurance scheme and 2.5% above the assessment limit of the pensionable employment income they are calculated in a range of 0.7% to 1% and 1.75% to 2.5%, respectively, depending upon the company's performance. The pension plan closed as at 31 March 1999.

From 1997 onwards it has been possible to obtain pension commitments through deferred compensation. The employee-funded commitments included in the provisions for accrued pension rights are protected by an insurance contract with HDI Lebensversicherung AG, Hamburg.

As at 1 July 2000 the 2000 pension plan came into force for the entire Group. Under this plan, new employees included in the group of beneficiaries are granted an indirect commitment from HDI Unterstützungskasse. The pension plan provides for retirement, disability and surviving dependants' benefits.

In addition to these two pension plans, managerial staff and members of the Executive Board, in particular, enjoy individual commitments as well as commitments given under the benefits plan of the Bochumer Verband.

Additional similar obligations based upon length of service exist at some Group companies. Expenditures for these commitments in the financial year totalled EUR 585,300.

Provisions for pensions are established in accordance with SFAS 87 (employers' accounting for pensions) using the projected unit credit method. The basis of the valuation is the estimated future increase in the rate of compensation of the pension beneficiaries. The benefit entitlements are discounted by applying the capital market rate for highest-rated securities.

Provisions for pensions are established in accordance with actuarial principles and are based upon the commitments made by the Hannover Re Group for retirement, disability and widows' benefits. The amount of the commitments is determined according to length of service and salary level. The calculation of the provisions for pensions is based upon the following assumptions:

- Discount rate: 6.0% to 7.5%
- Rate of compensation increase 3.5% to 5.5%
- Expected long-term return on plan assets (US plans) 8.0%
- Indexation: 4.5% (every three years)

The commitments to employees in Germany comprise commitments financed by the Group companies. The pension plans are unfunded. Amounts carried as liabilities are shown as other liabilities.

Provisions for pensions in accordance with SFAS 132

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| Change in projected benefit obligation | | |
| Projected benefit obligation at the beginning of the reporting year | 45 361 | 37 317 |
| Currency exchange rate differences | 245 | – |
| Service cost | 3 162 | 2 992 |
| Interest cost | 2 731 | 2 484 |
| Actuarial gain/loss in the reporting year | 1 633 | (91) |
| Deferred compensation | 379 | 525 |
| Benefits paid during the year | (1 143) | (961) |
| Business combinations, divestitures and other activities | (813) | 2 913 |
| **Projected benefit obligation at the end of the reporting year** | 48 289 | 45 361 |
| **Fair value of plan assets** | | |
| At the beginning of the year | 3 425 | – |
| Currency exchange rate differences | 187 | – |
| Business combinations, divestitures and other activities | 206 | 3 352 |
| Return on plan assets | (246) | (343) |
| Employer's contributions | 307 | 420 |
| Benefits paid | (104) | (4) |
| **At the end of the year** | 3 775 | 3 425 |
| **Funded status of plan** | | |
| Unrecognised net obligation | 1 017 | 1 474 |
| Unrecognised actuarial gain/loss | 403 | (365) |
| Unamortised prior service cost | 303 | 669 |
| | 917 | 2 508 |
| **Accrued pension liability** | 43 597 | 39 428 |
| **Net periodic pension cost of the year** | | |
| Service cost | | |
| Year under review | 3 162 | 2 992 |
| Amortisation for previous years | 24 | 22 |
| Interest cost | 2 731 | 2 484 |
| Expected return on plan assets | (543) | (277) |
| Recognised net actuarial loss | – | (20) |
| Amortisation of net obligation | 457 | 457 |
| **Total** | 5 831 | 5 658 |

## *5.8 Surplus debenture and loans*

Loans

On 31 March 1999 Hannover Finance Inc. issued a floating-rate debt in the amount of USD 400.0 million with a term of 30 years. The due date of the loan is 31 March 2029. It may be redeemed by the issuer no earlier than 31 March 2009.

In order to hedge against the risk of interest rate changes associated with this loan, the issuing company purchased interest rate swaps in 1999 in the same amount which expire on 31 March 2009. In this way, the interest rate is converted from a floating rate to a fixed rate for a period ending commensurate with the first opportunity to redeem the loan.

The interest rate arising after allowance is made for the interest rate swap amounts to an annual average rate of 6.69% until 31 March 2009.

Surplus debenture (Genussrechtskapital)

On 2 November 1993 Hannover Re and E+S Rück issued surplus debentures in the amount of EUR 76.7 million at an interest rate of 7.55% and in the amount of EUR 40.9 million at an interest rate of 7.75%. Repayment is due in full on 2 November 2004.

In the event that interest incurred in connection with servicing the surplus debenture should in future no longer be deductible in Germany for the purpose of calculating taxable income, a right of premature repayment exists. Interest payments and repayment of the nominal amounts are dependent on the company's results. In the event of insolvency, the participating rights are serviced before the stockholders and after the claims of creditors.

Surplus debenture is shown as a liability with the amount repayable.

Other financial facilities

In order to protect against possible future major losses, Hannover Re took out a new credit line of EUR 250 million in 2000 in the form of a syndicated loan. The facility has a term of five years and is due in 2005. E+S Rück has a credit line of EUR 40 million, which is extended on a half-yearly basis and can be drawn on as required.

In order to safeguard the sustained financial strength of the Hannover Re Group, Hannover Re issued subordinated debt. A subordinated loan was placed via Hannover Finance (Luxembourg) S.A. – a wholly owned subsidiary of Hannover Re – on the European capital market. The debt, which is secured by Hannover Re, was issued in the amount of EUR 350 million with a term of 30 years. It may be redeemed by the issuer after 10 years at the earliest. Hannover Re received from Hannover Finance a loan in the amount of EUR 100 million.

## *5.9 Stockholders' equity and minority interests*

The stockholders' equity is shown as a separate component of the financial statement and is in accordance with SFAS 130 (reporting of comprehensive income). The stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items which do not impact the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

Authorised capital of EUR 0.8 million is available for the issue of employee shares until 31 August 2002.

In addition, authorised but unissued capital of EUR 12.7 million is available until 1 July 2004.

Consolidated statement of changes in stockholders' equity

| *2001*<br>*Figures in EUR thousand* | *Balance as at 1 January* | *Capital increase/ additions* | *Change in the current period less deferred taxes* | *Change in retained earnings* | *Group stockholders' equity* | *Minority interests* | *Group stockholders' equity incl. minority interests* |
|---|---|---|---|---|---|---|---|
| Common stock | 75 493 | 7 306 | – | – | 82 799 | | |
| Additional paid-in capital | 201 794 | 187 022 | – | – | 388 816 | | |
| Cumulative comprehensive income | 63 477 | – | (106 398) | – | (42 921) | | |
| Treasury stock | – | – | – | – | – | | |
| Retained earnings | 1 232 615 | – | – | – | 1 232 615 | | |
| Net income | – | – | – | 11 084 | 11 084 | | |
| Dividends paid | – | – | – | (69 990) | (69 990) | | |
| Other changes | – | – | – | 69 625 | 69 625 | | |
| **Total** | 1 573 379 | 194 328 | (106 398) | 10 719 | 1 672 028 | 307 811 | 1 979 839 |

| 2000<br>Figures in EUR thousand | Balance as at 1 January | Capital increase/ additions | Change in the current period less deferred taxes | Change in retained earnings | Group stock-holders' equity | Minority interests | Group stock-holders' equity incl. minority interests |
|---|---|---|---|---|---|---|---|
| Common stock | 62 711 | 12 782 | – | – | 75 493 | 15 590 | 91 083 |
| Additional paid-in capital | 201 794 | – | – | – | 201 794 | 24 508 | 226 302 |
| Cumulative comprehensive income | 70 825 | – | (7 348) | – | 63 477 | 8 746 | 72 223 |
| Treasury stock | (230) | 230 | – | – | – | – | – |
| Retained earnings | 900 630 | – | – | – | 900 630 | 152 415 | 1 053 045 |
| Currency exchange rate differences | – | – | – | 15 746 | 15 746 | 5 771 | 21 517 |
| Net income | – | – | – | 364 880 | 364 880 | 68 405 | 433 285 |
| Dividends paid | – | – | – | (80 426) | (80 426) | 18 699 | (61 727) |
| Other changes | – | – | – | 31 785 | 31 785 | – | 31 785 |
| **Total** | 1 235 730 | 13 012 | (7 348) | 331 985 | 1 573 379 | 294 134 | 1 867 513 |

## *5.10 Comprehensive income*

The changes of -EUR 16.1 million in the cumulative comprehensive income in the year under review resulted from the application for the first time of SFAS 133 (accounting for derivative instruments and hedging activities). This development was due to changes in the fair value of interest rate swaps included in a cash flow hedge transaction used to hedge floating-rate loans.

## *5.11 Treasury stock*

By a resolution of the Annual General Meeting of Hannover Rückversicherungs-AG adopted on 20 July 2001, the company was authorised until 31 December 2002 to acquire treasury stock of up to 10% of the capital stock existing on the date of the resolution. The company did not hold treasury stock as at 31 December 2001.

## *5.12 Earnings per share*

The basic earnings per share and the fully diluted earnings per share as at 31 December 2001 shown in the statement of income are calculated as follows on the basis of the year-end result:

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Result (in EUR thousand) | No. of shares | Per share (in EUR) | Result (in EUR thousand) | No. of shares | Per share (in EUR) |
| Total number of fully-paid shares | | 32 387 976 | | | 27 446 882 | |
| Less treasury stock (weighted) | | (1 903) | | | (1 000) | |
| Basic earnings per share | 11 084 | 32 386 073 | 0.34 | 364 880 | 27 445 882 | 13.29 |
| Dilution through payment of outstanding capital | | – | | | 2 018 585 | |
| Fully diluted earnings per share | 11 084 | 32 386 073 | 0.34 | 364 880 | 29 464 467 | 12.38 |

Neither in the year under review nor in the previous reporting period was there any extraordinary comprehensive income which should have been included in the calculation.

## *5.13 Other assets and liabilities*

Other assets

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| Securities payable | 18 614 | 50 991 |
| Own-use real estate | 44 299 | 46 964 |
| Other non-technical contracts | 18 761 | 30 296 |
| Present value of future profits on acquired life reinsurance portfolios | 17 015 | 19 409 |
| Fixtures, fittings and equipment | 24 042 | 18 792 |
| Other intangible assets | 31 561 | 10 417 |
| Interest and rent payable on investments | 16 470 | 5 892 |
| Tax refund claims | 41 107 | 3 469 |
| Other | 79 705 | 89 361 |
| **Total** | 291 574 | 275 591 |

Other liabilities

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| Provisions for pensions and similar obligations | 43 814 | 40 726 |
| Liabilities from derivatives | 44 365 | 12 219 |
| Interest | 42 132 | 14 501 |
| Dividends payable | – | 12 281 |
| Deferred income | 21 378 | 16 323 |
| Costs of the annual financial statements | 3 688 | 2 593 |
| Liabilities to trustees | 28 345 | 26 867 |
| Loans | 92 584 | 65 774 |
| Interest on additional tax payments | 6 045 | 5 541 |
| German Economy Foundation Initiative | – | 8 037 |
| Stock options | 1 311 | 4 618 |
| Liabilities due to banks | 50 287 | – |
| Other | 126 724 | 98 260 |
| **Total** | 460 673 | 307 740 |

## *5.14 Technical statement of income*

In accordance with SFAS 60 insurance contracts are to be classified as "short-duration contracts" or "long-duration contracts". The determinative criteria in this regard are, inter alia, the termination opportunities available to the insurer, the period of risk protection and the scope of the services provided by the insurer in connection with the contract. Premiums from short-duration contracts are brought to account over the period of the underlying contract, and where appropriate unearned premiums are deferred to subsequent years. By contrast, premiums deriving from long-duration contracts are brought to account at the date payable.

Most of the contracts underwritten by our company are classified as short-duration contracts.

### *5.15 Other income/expenses*

| Figures in EUR thousand | 2001 | 2000 |
|---|---|---|
| Other income | | |
| Exchange gains | 126 032 | 19 529 |
| Other interest income | 35 338 | 20 441 |
| Income from the disposal of other assets | – | 14 511 |
| Income from the waiver of claims | – | 9 055 |
| Sundry income | 32 096 | – |
| Income from services | 14 569 | 6 900 |
| | 208 035 | 70 436 |
| Other expenses | | |
| Exchange losses | 18 074 | 34 720 |
| Other interest expenses | 93 052 | 69 484 |
| Depreciation | 12 951 | 21 400 |
| Expenses for services | 9 310 | 6 620 |
| Expenses for the company as a whole | 15 965 | 18 024 |
| Participation in German Economy Foundation Initiative | – | 8 037 |
| Separate value adjustments | 6 324 | 6 285 |
| Sundry expenses | 53 662 | 9 406 |
| | 208 978 | 173 976 |
| **Total** | (943) | (103 540) |

## *6. Relations with affiliated companies*

### *6.1 Relations with affiliated non-consolidated companies*

HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) indirectly holds more than 75% of the shares of Hannover Re through Talanx AG.

The Hannover Re Group is responsible for the reinsurance of the HDI Group. To this extent, numerous underwriting business relations exist with affiliated companies in Germany and abroad which are not included in Hannover Re's consolidation. This applies to both assumed and ceded business.

Underwriting business relations with affiliated companies

| Figures in EUR million | 2001 | 2000 |
|---|---|---|
| Written premiums assumed | | |
| HDI | 655.9 | 623.2 |
| Other non-consolidated affiliated companies | 489.5 | 332.9 |
| Written premiums ceded | | |
| HDI | 38.3 | 1.4 |
| Other non-consolidated affiliated companies | 4.0 | – |
| Funds held by ceding companies | | |
| HDI | 0.2 | 0.2 |
| Other non-consolidated affiliated companies | 191.5 | 119.3 |
| Funds held under reinsurance treaties | | |
| HDI | 39.2 | 41.6 |
| Other non-consolidated affiliated companies | – | – |
| Accounts receivable | | |
| HDI | – | – |
| Other non-consolidated affiliated companies | 51.8 | 49.6 |
| Reinsurance payable | | |
| HDI | 119.8 | 95.3 |
| Other non-consolidated affiliated companies | 12.4 | 16.1 |

HDI Asset Management GmbH manages the investments of Hannover Re and some of its subsidiaries.

All other business relations, such as the performance of services on a limited scale or the renting of office premises, are of subordinate importance.

All transactions were effected at normal market conditions. We gave an account of these transactions with regard to Hannover Re and E+S Rück in our dependent company report.

## *6.2 Emoluments received by the management boards of the parent company and loans granted to them*

The names of the members of the management boards of the parent company are listed on pages 4 and 5.

Emoluments of EUR 252 thousand were received by the Supervisory Board and EUR 3,173 thousand by the Executive Board in the year under review. The emoluments of former executive board members and their surviving dependants amounted to EUR 652 thousand, and a liability of EUR 10,188 thousand was shown as at year-end.

The company did not enter into any contingent liabilities for members of the management boards.

The following mortgage loans were granted to board members

| Figures in EUR thousand | Position as at 1.1.2001 | Reclassification | Repayment | Position as at 31.12.2001 | Interest rate |
|---|---|---|---|---|---|
| Executive Board | – | 124 | 3 | 121 | 5.5% |

## *6.3 Stock options*

With effect from 1 January 2000 Hannover Re set up a virtual stock option plan. Members of the Executive Board as well as the two further levels of management may choose to waive variable remuneration components and acquire stock options. The number of such options granted each year is based upon the diluted earnings per share under US GAAP. An additional performance criterion is the movement in the price of the Hannover Re share relative to an industry benchmark based upon the (unweighted) Reactions World Reinsurance Index.

A present value of EUR 20.00 is assumed in order to determine the basic number of stock options. The basic number increases or decreases according to the over- or underperformance of the earnings per share. For each full amount of EUR 0.10 by which the earnings per share exceeds the target performance the basic number of stock options is increased by 10%, while for each amount of EUR 0.20 by which the earnings per share falls short of the target performance it is reduced by 10%.

As a second performance criterion, a calculation is made to determine the extent to which the stock market performance of the Hannover Re share exceeds or undershoots the development of the Reactions World Reinsurance Index in the year when the stock options are granted. For each full percentage point by which the Hannover Re share surpasses the benchmark index, the basic number of stock options increases by 10% up to a maximum of 400% of the basic number; if the share falls short of the benchmark index, the basic number decreases by 5% for each full percentage point, although by no more than 50%.

The concrete value of the stock option is calculated as the difference between the current stock market price of the Hannover Re share at the time when the option is exercised and the share price at the beginning of the year in which the stock option was granted. This value is paid out on exercise of the stock option.

The maximum option period is 10 years. The waiting period prior to first-time exercise of an option is two years following the expiry of the year in which the option was granted.

Following expiry of the waiting period a maximum of 40% of the granted stock options may be exercised. The waiting period for each additional 20% is one year. Stock options, which are not exercised lapse after 10 years.

No new stock options were granted in the year under review.

The existing option rights were valued on the basis of the Black/Scholes option pricing model.

The calculations were based on the year-end closing price of the Hannover Re share as at 28 December 2001 of EUR 67.39, volatility of 43.8 %, a dividend yield of 3.65% and a risk-free rate of interest of 5.16%.

On this basis a provision of EUR 2,648 thousand was established as at 31 December 2001 for stock options granted for the 2000 financial year.

### 6.4 Mortgages and loans

Employees who are not members of the Executive Board or Supervisory Board were granted mortgages and mortgage loans to finance residential property. These loans are all secured by a first charge on property. Bad debt losses did not exist and are not anticipated.

## 7. Other notes

### 7.1 Lawsuits

In connection with the acquisition of Lion Insurance Company, Trenton/USA by Hannover Finance Inc., Wilmington/USA – a subsidiary of Hannover Re – a legal dispute exists with the former owners of Lion Insurance Company regarding the release of a portion of the purchase price at that time, which is held in trust.

Apart from the aforementioned litigation, no significant court cases were pending during the year under review or as at the balance sheet date – with the exception of isolated out-of-court proceedings within the scope of ordinary insurance and reinsurance business activities.

### 7.2 Contingent liabilities

Hannover Re has secured by guarantee a surplus note in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance Inc., Wilmington/USA.

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 1,403.6 million (previous year: EUR 661.4 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 3,314.4 million (previous year: EUR 2,060.0 million).

### *7.3 Long-term commitments*

Several Group companies are members of the German aviation pool, the association for the reinsurance of pharmaceutical risks and the association for the insurance of German nuclear reactors. In the event of one of the other pool members failing to meet its liabilities, an obligation exists to take over such other member's share within the framework of the quota participation.

### *7.4 Derivatives*

Derivative financial instruments are used within the Hannover Re Group solely for hedging purposes, in particular to minimise the risk of interest rate fluctuations and hedge currency exposures.

SFAS 133 "accounting for derivative instruments and hedging activities" is applied as amended by SFAS 137 and SFAS 138. These standards require all derivatives to be valued at fair value. If the underlying transaction and the derivative cannot be reported as a single unit, the derivative is to be classified under the "trading portfolio" item in the balance sheet.

In the case of a fair value hedge, the results of the fair valuation of the derivatives and the corresponding underlying transactions are recognised in the statement of income. In the case of a cash flow hedge, the hedge-effective part of the changes in fair value is initially recognised under the stockholders' equity (cumulative comprehensive income). It is only reported in the statement of income when the underlying hedged transaction has been recognised in the statement of income. The hedge-ineffective part of the changes in fair value is recognised in the statement of income immediately. Furthermore, derivatives embedded in host contracts are to be reported separately.

Prior to the application of SFAS 133 derivative instruments were reported at fair value. Unrealised gains and losses from changes in fair value were included immediately in the statement of income. A single valuation unit was established in cases where a direct correlation and allocation existed between a derivative and an underlying transaction. Gains and losses on these valuation units were only recognised in the statement of income upon realisation of the underlying transaction.

Breakdown of nominal amounts by product type and period to maturity

| Figures in EUR thousand | less than 3 months | 3 to 6 months | 6 to 12 months | 1 to 5 years | more than 5 years | total |
|---|---|---|---|---|---|---|
| latest rate swaps | – | – | – | 51 059 | 587 081 | 638 140 |
| currency swaps | 5 105 | – | – | – | 40 998 | 46 098 |

Derivatives involving exposures were of minimal significance within the total asset portfolio of the Hannover Re Group. The fair value of unmatched positions used for hedging purposes was -EUR 33.3 million.

The fair value of derivatives used in fair value hedges was -EUR 15.3 million. The fair value of derivatives used in cash flow hedges totalled -EUR 26.8 million. Derivatives shown in the trading portfolio had a fair value of EUR 8.9 million.

Three contracts matured in the year under review; these gave rise to gains on disposals of EUR 3.5 million and losses on disposals of EUR 1.6 million.

As at year-end the portfolio did not contain any forward purchase options or forward exchange transactions.

## 7.5 Events subsequent to conclusion of the financial year

Effective 1 April 2002 Hannover Re concluded its "K3" securitisation transaction to transfer large-scale and catastrophe risks to the international capital markets.

"K3" is a portfolio-linked securitisation encompassing a variety of reinsurance covers. It comprises both natural hazards (hurricanes and earthquakes in the USA, storms in Europe and earthquakes in Japan) and worldwide aviation business.

This transaction provided Hannover Re with an equity substitute in the amount of USD 230 million (EUR 261 million).

No other events with significant implications for the Group's assets, liabilities, financial position and net income occurred after the balance sheet date.

## 7.6 Rents and leasing

Leased property

Summary of leasing commitments for the financial years 2002 to 2006.

| Figures in EUR thousand | Payments |
|---|---|
| 2002 | 4 702 |
| 2003 | 4 598 |
| 2004 | 4 526 |
| 2005 | 3 818 |
| 2006 | 2 080 |
| Subsequent years | 10 617 |

Operating leasing contracts produced expenditures of EUR 5,042 thousand in the 2001 financial year.

The Insurance Corporation of Hannover and the Clarendon Group have multi-year contracts for the lease of business premises. In the latter case, the ten-year lease ends on 31 August 2005. The rent installments are fixed for the rental period, although adjustments in line with changed market conditions are possible at contractually agreed upon times.

In the year under review Hannover Reinsurance Africa Ltd. concluded a sale-and-lease-back contract for land and business premises effective February 2002 for a period of eight years.

Rented property

Hannover Re Real Estate Holdings rents out real estate in Florida; the period of the rental contracts ranges from five to seven years. Non-cancellable contracts will produce the income shown below in subsequent years:

| Figures in EUR thousand | Payments to be received |
|---|---|
| 2002 | 18 024 |
| 2003 | 17 319 |
| 2004 | 17 059 |
| 2005 | 14 258 |
| 2006 | 11 956 |
| Subsequent years | 4 983 |

Rental income totalled EUR 12,842 thousand in the 2001 financial year.

## *7.7 Currency translation*

Foreign currency items in the individual companies' statements of income are converted into the respective national currency at the average rates of exchange. The individual companies' statements of income prepared in the national currencies are converted into Euro at the average rates of exchange and transferred to the consolidated financial statement. The conversion of foreign currency items in the balance sheets of the individual companies and the transfer of these items to the consolidated financial statement are effected at the mean rates of exchange on the balance sheet date. In the case of functional currencies, differences arising between the average exchange rate and the exchange rate on the balance sheet date lead to the establishment of a separate item in the stockholders' equity, which is excluded from the statement of income. Differences arising with regard to non-functional currencies are recognised in the statement of income. Functional currencies are defined as those currencies in which investments are effected.

The following key exchange rates were used

| | Mean rate of exchange on the balance sheet date | | Average rate of exchange | |
|---|---|---|---|---|
| 1 Euro corresponds to: | 31.12.2001 | 31.12.2000 | 2001 | 2000 |
| AUD | 1.7332 | 1.6754 | 1.7364 | 1.5964 |
| CAD | 1.4102 | 1.3933 | 1.3858 | 1.3737 |
| GBP | 0.6088 | 0.6233 | 0.6199 | 0.6086 |
| MYR | 3.3549 | 3.5340 | 3.3982 | 3.5201 |
| SEK | 9.3300 | 8.8400 | 9.2572 | 8.4838 |
| USD | 0.8820 | 0.9305 | 0.8951 | 0.9262 |
| ZAR | 10.4200 | 7.0440 | 7.7383 | 6.4002 |

Hannover, 22 April 2002

Executive Board

| | | |
|---|---|---|
| Zeller | Dr. Becke | Gräber |

| | | | |
|---|---|---|---|
| Dr. Pickel | Arrago | Dr. König | Wallin |

## *Auditors' report*

We have audited the consolidated financial statements of Hannover Rückversicherungs-Aktiengesellschaft for the business year from January 1 to December 31, 2001, comprising the consolidated balance sheet, the consolidated income statement, the consolidated statement of cash flow and consolidated statement of changes in stockholders' equity as well as the notes to the financial statements. The preparation and content of the consolidated financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing principles and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis as part of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group in accordance with United States Generally Accepted Accounting Principles.

Our audit, which also extends to the group management report prepared by the Executive Board for the year from January 1 to December 31, 2001, has not led to any reservations. In our opinion the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Hannover, 23 April 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

| | |
|---|---|
| Dr. Geib | Schuster |
| (German Public Auditor) | (German Public Auditor) |

## *Report of the Supervisory Board of Hannover Rückversicherungs-AG for the Hannover Re Group*

We supervised the management of Hannover Rückversicherungs-AG (Hannover Re), the parent company of the Hannover Re Group, regularly during 2001 on the basis of detailed written and verbal reports from the Executive Board. The Supervisory Board held a total of four meetings – lasting several hours – in order to adopt the necessary resolutions. In addition, particularly urgent decisions were taken on two occasions using a written procedure and once by telephone. The Standing Committee, a committee within the meaning of § 107 Para. 3 German Stock Corporation Act, also met on four occasions. In addition, we received quarterly written reports from the Executive Board on the course of business and the position of the company pursuant to § 90 German Stock Corporation Act. These reports contain, inter alia, up-to-date details of the current planned figures for the Group with regard to the development of premiums, losses, expenses and investments as well as the growth of the global workforce. All in all, we were involved in decisions taken by the Executive Board as required by our statutory responsibilities and those placed upon us by the company's Articles of Association. The development of our major subsidiaries and participations was also included at all times in our consultations.

As part of its deliberations on particularly important individual projects, the Supervisory Board returned repeatedly to the effects of the terrorist attacks on the World Trade Center of 11 September 2001. It also considered the establishment of a reinsurance company in Bermuda, the establishment of a reinsurance broker in London and the establishment of two private equity companies. Due to the impressive growth in premium income the Supervisory Board approved a capital increase at Hannover Re in order to safeguard its rating and enhance its competitiveness. In view of the strong expansion in the volume of business accepted by the underwriting units of the Clarendon Group, the Supervisory Board also approved a capital increase at Hannover Finance Inc., Wilmington/Delaware, USA. The Supervisory Board gave intensive consideration to the issue of corporate governance, and it approved the implementation of various measures recommended by the Deutsche Vereinigung für Finanzanalyse und Asset Management (DVFA). The intention is to implement wherever possible the measures defined in the DVFA Corporate Governance Scorecard.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Hannover, was mandated – without the existence of any legal requirement to this effect – to audit the consolidated financial statement and the Executive Board's report for the Hannover Re Group (compiled in accordance with United States Generally Accepted Accounting Principles – US GAAP). KPMG DTG issued an unqualified audit certificate. The auditors' report was distributed to all members of the Supervisory Board and scrutinised in detail – with the participation of the auditors – at the Supervisory Board meeting held to consider the annual results.

The Executive Board's report on the company's relations with affiliated companies has likewise been examined by KPMG DTG and given the following unqualified audit certificate:

"Having audited the report in accordance with our professional duties, we confirm that

1. its factual details are correct,
2. in the case of the transactions detailed in the report, the expenditure of the company was not unreasonably high,
3. in the case of the measures specified in the report, there are no circumstances which would point to an assessment which differs significantly from that of the Executive Board."

We examined both the Executive Board's report and the auditors' report on the company's relations with affiliated companies, and we found everything to be in order. In light of our examination, we had no objections to the statement by the Executive Board at the end of its report on relations with affiliated companies.

On 31 August 2001, Dr. Andreas-Peter Hecker's service on the Executive Board came to a close. The Supervisory Board expressed its appreciation and recognition of the work performed by Dr. Hecker in more than fifteen years on the Executive Board – eight of them as Deputy Chairman – and thanked him for his contribution to the company's development. The appointment of Dr. Detlef Steiner as a member of the Executive Board was also terminated by mutual agreement on 31 August 2001. On 1 September 2001, Dr. Steiner took over the management of the Clarendon Insurance Group in New York (initially in the role of Chief Operating Officer, from 1 January 2002 onwards as Chief Executive Officer). The Supervisory Board also expressed its appreciation of Dr. Steiner's contribution to the company's development. With effect from 1 September 2001 Mr. André Arrago and Mr. Ulrich Wallin were appointed as deputy members of the Executive Board. Effective 1 January 2002, Dr. Elke König was appointed as a deputy member of the Executive Board. The appointment of Mr. Herbert Haas as a member of the Executive Board was terminated by mutual agreement with effect from 31 January 2002, since Mr. Haas moved to the Board of Management of the Group's parent company HDI VaG effective 1 February 2002. The Supervisory Board expressed its recognition and appreciation of the work performed by Mr. Haas over almost twenty years – eight of them on the Executive Board – and thanked him for his considerable contribution to the company's development.

Hannover, 24 April 2002

For the Supervisory Board

Baumgartl
Chairman

## Australia

Hannover Life Re of Australasia Ltd.
Level 7
70 Phillip Street
Sydney NSW 2000
Tel. +61/2/92 51 69 11
Fax +61/2/92 51 68 62

*Managing Director:*
Steve Willcock

Hannover Rückversicherungs-AG
Australian Branch – Chief Agency
G. P. O. Box 3973
Sydney NSW 2001
Tel. +61/2/92 74 30 00
Fax +61/2/92 74 30 33

*Chief Agent:*
Ross Littlewood

## Bermuda

Hannover Re (Bermuda) Ltd.
50 Parliament Street, 2nd Floor
Hamilton, HM 12
Tel. +1/441/2 94 31 10/11
Fax +1/441/2 96 75 68

*Managing Director:*
Dr. Konrad Rentrup

## China

Hannover Rückversicherungs-AG
Shanghai Representative Office
Suite 2711, Bank of China Tower
200 Yin Cheng Zhong Road
Pudong New Area
200120 Shanghai
Tel. +86/21/50 37 25 25
Fax +86/21/50 37 27 27

*Chief Representative:*
Xiaonan Zhang

Hannover Rückversicherungs-AG
Hong Kong Branch
2008 Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong
Tel. +852/25 19 32 08
Fax +852/25 88 11 36

*General Manager:*
David Laskey

## France

Hannover Re
Gestion de Réassurance
France S.A.
7 Rue Montalivet, 4th Floor,
75008 Paris

*Life*
Tel. +33/1/42 66 87 78
Fax +33/1/42 66 87 98

*General Manager:*
Stephan Kasper

*Non-Life*
Tel. +33/1/42 66 87 87
Fax +33/1/42 66 87 88

*General Manager:*
Jean-Jacques Menon

## Great Britain

Hannover Life Reassurance (UK) Limited
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83

*Managing Director:*
Peter Savill

Hannover Services (UK) Ltd.
*London Office*
2nd Floor
69-70 Mark Lane
London EC3R 7HJ
Tel. +44/20/74 80 73 00
Fax +44/20/74 81 38 45

*Representative:*
Harald Schenk

*Virginia Water Office*
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83

International Insurance Company
of Hannover Ltd.
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 07 03
Fax +44/13 44/84 59 09

*Managing Director:*
Gonda Lauritzen

## Ireland

E+S Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 16
Fax +353/1/8 29 14 00

*Managing Director:*
Henning Ludolphs (as of 1 July 2002)

Hannover Life Reassurance
(Ireland) Limited
No. 4 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 18
Fax +353/1/6 73 69 17

*Managing Director:*
Colin Rainier

Hannover Re Advanced
Solutions Limited
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 00
Fax +353/1/8 29 14 00

*Managing Director:*
Henning Ludolphs (as of 1 July 2002)

Hannover Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 15
Fax +353/1/8 29 14 00

*Managing Director:*
Henning Ludolphs (as of 1 July 2002)

## Italy

Hannover Re Services Italy Srl
Via Mazzini, 12
20123 Milan
Tel. +39/02/80 68 13 11
Fax +39/02/80 68 13 49

*Amministratore Delegato:*
Dr. Georg Pickel

## Japan

Hannover Re Services Japan KK
7th Floor, Hakuyo Building
3-10 Nibancho
Chiyoda-ku
Tokyo 102-0084
Tel. +81/3/52 14 11 01
Fax +81/3/52 14 11 05

*Managing Director:*
Megumi Ugai

## Canada

Hannover Rückversicherungs-AG
Canadian Branch - Chief Agency
3650 Victoria Park Avenue, Suite 201
Toronto, Ontario M2H 3P7
Tel. +1/416/4 96 11 48
Fax +1/416/4 96 10 89

*Chief Agent:*
V. Lorraine Williams

Hannover Rückversicherungs-AG
Canadian Branch – Facultative Office
150 York Street, Suite 1008
Toronto, Ontario M5H 3S5
Tel. +1/416/8 67 97 12
Fax +1/416/8 67 97 28

*Manager:*
Margaret Whitely

## Korea

Hannover Rückversicherungs-AG
Seoul Representative Office
German Office
Shintown Plaza Building
28-2 Hannam-dong
Yongsan-ku
Seoul 140-210
Tel. +82/2/37 80 46 16
Fax +82/2/37 80 46 08

*Representative:*
Pyung Won Kim

## Malaysia

Hannover Rückversicherungs-AG
Malaysian Branch
Suite 31-1, 31st Floor
Wisma UOA II
No. 21 Jalan Pinang
50450 Kuala Lumpur
Tel. +60/3/21 64 51 22
Fax +60/3/21 64 61 29

*General Manager:*
Sathasivam Thava Rajah

## Mauritius

Hannover Reinsurance Mauritius Ltd.
Suite 335, Barkly Wharf
Le Caudan Waterfront
Port Louis 00230
Tel. +2 30/2 12 31 65
Tel. +2 30/2 12 62 48
Fax +2 30/2 12 31 64

*Managing Director:*
Derrick Nicoll

## Mexico

Hannover Services (México) S.A. de C.V.
Bosque de Ciruelos 162
Bosques de las Lomas, 3rd Floor
Apartado Postal 10-950
CP 11700 Mexico, D.F.
Tel. +52/555/2 51 50 22
Fax +52/555/5 96 41 73

*Director General:*
Walter Stange

## *Sweden*

Hannover Rückversicherungs-AG
Tyskland filial
Stockholm Branch
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. +46/8/6 17 54 00
Fax +46/8/6 17 55 99

*Managing Director:*
Einar Östlund

International Insurance
Company of Hannover Ltd.
England filial
Scandinavian Branch
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. + 46/8/6 17 54 00
Fax + 46/8/6 17 55 99

*Managing Director:*
Einar Östlund

## *Spain*

HR Hannover Re
Correduría de Reaseguros, S.A.
Paseo del General Martínez
Campos 46
28010 Madrid
Tel. +34/91/3 19 00 49
Fax +34/91/3 19 93 78

*Director General:*
Eduardo Molinari

## *South Africa*

Hannover Life Reassurance
Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30/32

*Managing Director:*
Nico Conradie

Hannover Reinsurance Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30/32
www.hannover-re.co.za

*Managing Director:*
Achim Klennert

## *Taiwan*

Hannover Rückversicherungs-AG
Taipei Representative Office
Room A2, 12th Floor
296 Jen Ai Road, Section 4
Taipei, Taiwan R.O.C.
Tel. +886/2/27 01 10 96
Fax +886/2/27 04 81 17

*Representative:*
Ker-Kao Chow

## *USA*

Clarendon Insurance Group, Inc.
1177 Avenue of the Americas,
45th Floor
New York, New York 10036
Tel. +1/212/8 05 97 00
Fax +1/212/8 05 98 00

*President & CEO:*
Dr. Detlef Steiner

Hannover Life Reassurance
Company of America
800 N. Magnolia Avenue
Suite 1400
Orlando, Florida 32803-3251
Tel. +1/407/6 49 84 11
Fax +1/407/6 49 83 22

*President & CEO:*
Peter R. Schaefer

Insurance Corporation of Hannover
*Los Angeles Office*
333 South Hope St.
Suite 2400
Los Angeles, California 90071
Tel. +1/213/6 13 01 08
Fax +1/213/6 13 06 67

*President & CEO:*
John F. Sullivan

*Itasca Office*
500 Park Blvd.
Suite 1425
Itasca, Illinois 60143
Tel. +1/800/7 73-99 80
Tel. +1/630/7 73-99 31
Fax +1/630/7 73-99 37

*Senior Vice President:*
Stephen Fitzpatrick

## Glossary

***Accumulation loss:*** sum of several individual losses incurred by various policyholders as a result of the same loss event (e.g. hurricane, earthquake). This may lead to a higher loss for the direct insurer or reinsurer if several affected policyholders are insured by the said company.

***Acquisition cost, deferred (DAC):*** cost of an insurance company that arises from the acquisition or the renewal of an insurance treaty (e.g. commission for the closing, cost of the transaction- or risk-examination, etc.).The capitalisation results in a distribution of the cost over the duration of the treaty.

***Alternative risk financing:*** use of the capacity available on the capital markets to cover insurance risks, e.g. through the securitisation of natural catastrophe risks.

***American Depositary Receipt (ADR):*** share certificates written by US Banks on foreign shares deposited there. Instead of trading the foreign shares directly, US stock exchanges trade the ADRs.

***Block assumption transactions (BAT):*** proportional reinsurance treaties on our clients' life or health insurance portfolio, by means of which it is possible, inter alia, for our clients to realise in advance the future profits so as to be able to efficiently ensure the attainment of corporate objectives, e.g. in the areas of financial or solvency policy.

***Cash flow statement:*** statement on the origin and utilisation of cash and cash equivalents during the business year. It shows the changes in liquid funds separated into cash flows from operating, investing and financing activities.

***Cedent:*** direct insurer or reinsurer, which passes on (cedes) shares of its insured or reinsured risks to a reinsurer in exchange for premium.

***Cession:*** transfer of a risk from the direct insurer to the reinsurer.

***Claims and claims expenses:*** sum total of paid claims and provisions for loss events which occurred in the business year; this item also includes the result of the run-off of the provisions for loss events from previous years; in each case, after the deduction of own reinsurance cessions.

***Combined ratio:*** sum of loss ratio and expense ratio.

***Critical illness coverages:*** cf. → dread disease coverages

***Derivatives, derivative financial instruments:*** these are financial products derived from underlying primary instruments such as equities, fixed-income securities and foreign exchange instruments, the price of which is determined on the basis of an underlying security or other reference asset. Notable types of derivatives include swaps, options and futures.

***Direct insurer (also: primary insurer):*** company which accepts risks in exchange for an insurance premium, and which has a direct contractual relationship to the policyholder (private individual, company, organisation).

***Discounting of loss reserves:*** determination of the present value of future profits through multiplication by the corresponding discount rate. In the case of the loss reserves this is necessary because of the new profit calculation methods for tax purposes applicable to German joint-stock corporations.

***Dread disease coverages (also: critical illness coverages):*** personal riders on the basis of which parts of the sum insured – which would otherwise only become payable on occurrence of death – are paid out in the event of previously defined severe illnesses.

***Earnings per share, diluted:*** ratio, which is calculated by dividing the group's net income by the weighted average number of shares outstanding. The diluted earnings per share are calculated based on a number of shares that includes subscription rights already exercised or that still can be exercised.

***Earnings retention:*** non-distribution of a company's profits leading to different treatment for tax purposes than if profits were distributed.

***Economic loss:*** total loss incurred by the affected economy as a whole following the occurrence of a loss. The economic loss must be distinguished from the → insured loss.

***Excess of loss treaty:*** cf. → Non-proportional reinsurance

***Expense ratio:*** administrative expenses in relation to the net premiums written.

***Exposure:*** level of danger inherent in a risk or portfolio of risks; this constitutes the basis for premium calculations in reinsurance.

***Financial Accounting Standards Board (FASB):*** committee in the USA whose task it is to determine and improve upon the standards of accounting and reporting.

***Financial Accounting Standards (FAS):*** cf. → Statement of Financial Accounting Standards (SFAS)

***Facultative reinsurance:*** participation on the part of the reinsurer in a particular individual risk assumed by the direct insurer. This is in contrast to → obligatory (also: treaty) reinsurance.

***Fair value:*** Price at which a financial instrument would be freely traded between two parties.

***Financial reinsurance:*** reinsurance with limited potential for profits and losses; the primary objective is to strive for risk equalisation over time and to stabilise the → cedent's balance sheet.

***Funds held by ceding companies/funds held under reinsurance treaties:*** collateral provided to cover insurance liabilities between insurer and reinsurer. In this case, the retaining company shows funds held under a reinsurance treaty, while the company furnishing the collateral shows funds held by a ceding company.

***Goodwill:*** the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed.

***Gross/Retro/Net:*** gross items constitute the relevant sum total deriving from the acceptance of direct insurance policies or reinsurance treaties; retro items constitute the relevant sum total deriving from own reinsurance cessions. The difference is the corresponding net item (gross – retro = net, also: for own account).

***Hybrid capital:*** debt structure which because of its subordination bears the character of both debt and equity.

***IBNR (Incurred but not reported) reserve:*** provision for claims which have already occurred but which have not yet been reported.

*Insured loss:* the insured loss reflects the total amount of losses.

*Life and health (re-)insurance:* collective term for the lines of business concerned with the insurance of persons, i.e. life, pension, health and personal accident insurance.

*LOC (Letter of credit):* bank guarantee; at the request of the guaranteed party, the bank undertakes to render payment to the said party up to the amount specified in the LOC. This method of providing collateral in reinsurance business is typically found in the USA.

*Loss ratio:* proportion of loss expenditure in the → retention relative to the (gross or net) premiums earned.

*Major loss:* loss which has special significance for the direct insurer or reinsurer due to the amount involved; it is defined as a major loss in accordance with a fixed loss amount or other criteria.

*Mark-to-market valuation:* recording the price or value of financial instruments to reflect current market value or → fair value.

*Matching currency cover:* coverage of technical liabilities in foreign currencies by means of corresponding investments in the same currency in order to avoid exchange-rate risks.

*Net:* cf. → Gross/Retro/Net

*Non-proportional reinsurance:* reinsurance treaty under which the reinsurer assumes the loss expenditure in excess of a particular amount (→ priority). This is in contrast to → proportional reinsurance.

*Obligatory reinsurance (also: treaty reinsurance):* reinsurance treaty under which the reinsurer participates in a → cedent's total, precisely defined insurance portfolio. This is in contrast to → facultative reinsurance.

*Other securities, available-for-sale:* securities that are not classified as "trading" or "held-to-maturity"; these securities can be disposed of any time and are reported at their market value at the balance sheet date. Changes in market value do not affect the statement of income.

*Other securities, held-to-maturity:* investments in debt securities intended to be held to maturity. They are measured at amortised cost.

*Other securities, trading:* securities that are held principally for short-term trading purposes. They are measured at their market value at the balance sheet date.

*Policy benefits for life and health contracts:* value arrived at using mathematical methods for future liabilities (present value of future liabilities minus present value of future incoming premiums), primarily in life and health insurance.

*Portfolio:* all risks assumed by a direct insurer or reinsurer on an overall basis or in a defined sub-segment (e.g. line of business, country).

*Premium:* agreed remuneration for the risks accepted from an insurance company. Unlike the earned premiums, the written premiums are not deferred.

***Price earnings ratio (PER):*** ratio between the market value of a share and the earnings per share of the public limited company.

***Priority:*** direct insurer's loss amount stipulated under → non-proportional reinsurance treaties; if this amount is exceeded, the reinsurer becomes liable to pay. The priority may refer to an individual loss, an → accumulation loss or the total of all annual losses.

***Program business:*** a speciality of the Anglo-American insurance markets written by insurers working in very close cooperation with reinsurers and highly specialised managing general agents. The segment is typically focused on niche and non-standard coverages and hard-to-place risks.

***Property and casualty (re-)insurance:*** collective term for all lines of business which in the event of a claim reimburse only the incurred loss, not a fixed sum insured (as is the case in life and personal accident insurance, for example). This principle applies in all lines of property and liability insurance.

***Proportional reinsurance:*** reinsurance treaties on the basis of which shares in a risk or → portfolio are reinsured under the prevailing direct insurer's conditions. → Premiums and losses are shared proportionately on a pro-rata basis. This is in contrast to → non-proportional reinsurance.

***Provision:*** liability item as at the balance sheet date to discharge obligations which exist but whose extent and/or due date is/are not known. Technical provisions, for example, are for claims which have already occurred but which have not yet been settled, or have only been partially settled (= provision for outstanding claims, abbreviated to: claims provision).

***Purchase cost, amortised:*** the cost of acquiring an asset item including all ancillary and incidental purchasing costs; in the case of wasting assets less scheduled and/or special amortisation.

***Rate:*** percentage rate (usually of the premium income) of the reinsured portfolio which is to be paid to the reinsurer as reinsurance premium under a → non-proportional reinsurance treaty.

***Reinsurer:*** company which accepts risks or portfolio segments from a → direct insurer or another reinsurer in exchange for an agreed premium.

***Reserve ratio:*** ratio of (gross or net) technical provisions to the (gross or net) premiums.

***Retention:*** the part of the accepted risks which an insurer/reinsurer does not reinsure, i.e. shows as → net (retention ratio: percentage share of the retention relative to the gross written premiums).

***Retro:*** cf. → Gross/Retro/Net

***Retrocession:*** ceding of risks or shares in risks which have been reinsured. Retrocessions are ceded to other reinsurers in exchange for a pro-rata or separately calculated premium.

***Risk, insured:*** risk defines the specific danger, which can lead to the occurrence of a loss. The insured risk is subject of the insurance treaty.

***Securitisation instruments:*** innovative instruments for transferring reinsurance business to the capital markets with the goal of refinancing or placing insurance risks.

***Segmental reporting:*** presentation of items from the annual financial statements separated according to functional criteria such as segments and regions.

***Statement of Financial Accounting Standards, SFAS (also: Financial Accounting Standards, FAS):*** standards published by the Financial Accounting Standards Board on accounting and reporting.

***Technical result:*** the balance of income and expenditure allocated to the insurance business and shown in the technical statement of income (after additional allowance is made for the allocation to / withdrawal from the equalisation reserve: net technical result).

***Treaty reinsurance:*** cf. → obligatory reinsurance.

***Unearned premiums:*** premiums written in a financial year which are to be allocated to the following period on an accrual basis. This item is used to defer written premiums.

***US GAAP (United States Generally Accepted Accounting Principles):*** internationally recognised US accounting principles. Not all the provisions which together constitute US GAAP have been codified. US GAAP comprises not only defined written statements but also, for example, standard accounting practices in specific industries.

***Volatility:*** measure of the variability of stock prices, interest rates and exchange rates. Standard practice is to measure the volatility of a stock price by calculating the standard deviations of relative price differences.

## Index of key terms

Photographs

*dpa, Hamburg*: Cover
*Zippo, Hamburg*: Pages 1, 6/7
*dpa, Hamburg*: Pages 28, 38
Background Pages 28/29, 38/39,
46/47, 56/57, 68/69
*Martin Joppen, Frankfurt*: Page 46
*Klaus Frahm, Börnsen*: Page 56
*Hermann Krause Kunsthandel GmbH, Cologne*: Page 68

Hannover
Rückversicherungs AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com
www.hannover-re.com

Investor Relations/
Public Relations

Dr. Lutz Köhler

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
lutz.koehler@hannover-re.com

Investor Relations

Holger Verwold

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

## STRATEGIC BUSINESS SEGMENTS *of the Hannover Re Group*



hannover re
Property and Casualty reinsurance
hannover re®
E+S Rück, Hannover
Hannover Re, Hannover
Hannover Re Africa, Johannesburg
Hannover Re Bermuda, Hamilton/Bermuda
Insurance Corporation of Hannover, Los Angeles
Life and Health reinsurance
hannover life re®
Hannover Life Re Africa, Johannesburg
Hannover Life Re America, Orlando/Florida
Hannover Life Re Australasia, Sydney
Hannover Life Re Germany (E+S Rück), Hannover
Hannover Life Re International, Hannover
Hannover Life Re Ireland, Dublin
Hannover Life Re UK, Virginia Water/London
Financial reinsurance
hannover re Advanced Solutions®
E+S Re Ireland, Dublin
Hannover Re Ireland, Dublin
Hannover Re, Advanced Solutions Germany, Hannover
Program business
clarendon insurance Group
Clarendon Insurance Group, New York
Insurance Corporation of Hannover, Chicago
Inter Hannover, London